Exhibit 99.1

XINYUAN REAL ESTATE CO., LTD.

PROXY STATEMENT

General

We are soliciting the enclosed proxy on behalf of our board of directors for use at a extraordinary general meeting of shareholders to be held on July 29, 2025 at 10 a.m. local time, or at any adjournment or postponement thereof (the “Meeting”). The Meeting will be held at Xinyuan (China) Real Estate, Ltd., 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing 100025, the People’s Republic of China.

The Meeting is being held to allow our shareholders to consider and vote on the following two separate, but related matters, as more fully described below:

1.	To approve, ratify and confirm in all respects by a special resolution, a potential spin-off transaction through which XIN would transfer certain assets, liabilities, and operations in the People’s Republic of China to XIN SpinCo, a wholly-owned subsidiary of XIN incorporated as an exempted company in the Cayman Islands (“XIN SpinCo”), and distribute XIN SpinCo shares (the “Spin-Off Shares”) as a dividend to the existing shareholders of XIN as of July 8, 2025 (the “Record Date”) on a pro-rata basis (the “Spin-Off”). As a result, XIN SpinCo will operate as a distinct real estate development company with its own separate and distinct management, strategy and operational focus.

2.	Subject to the approval and consummation of the Spin-Off as proposed, to approve, ratify and confirm in all respects by a special resolution, an offshore debt restructuring through a Scheme of Arrangement pursuant to section 86 of the Cayman Islands Companies Act (2025 Revision) (the “Restructuring”). Upon completion of the Restructuring, the Company will have fully discharged its liabilities under the Scheme Notes (as defined in the proxy statement). In connection with the Restructuring, the Company will issue the New Shares and the New Perpetual Securities, and XIN SpinCo will issue the New Senior Notes (each as defined in the proxy statement and/or in the Restructuring Term Sheet).

As indicated, the consummation of the Restructuring is conditional upon the approval by shareholders and consummation of the Spin-Off. Assuming completion of the Spin-Off, we would expect to close on the Restructuring immediately thereafter.

Shareholders are being asked to consider and vote upon each of the above matters separately.

This proxy statement is available to shareholders beginning on July 14, 2025, and the form of proxy is first being mailed to shareholders on or about July 14, 2025.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold common shares, by attending the Meeting and voting in person. Attendance at the Meeting in and of itself does not revoke a prior proxy. A written notice of revocation must be delivered to (i) the attention of the Office of the Board of Directors, at our offices in Beijing at the address listed above, if you hold our common shares, or (ii) JPMorgan Chase Bank, N.A., Depositary, PO Box 64873 Saint Paul MN 55164-0873, if you hold American Depositary Shares, known as ADSs, with each ADS representing 20 of our common shares.

Record Date, Share Ownership, and Quorum

Shareholders of record at the close of business on the Record Date are entitled to vote at the Meeting. Our common shares underlying ADSs are included for purposes of this determination. As of July 8, 2025, 207,899,360 of our common shares, par value US$0.0001 per share, were issued, of which 69,549,099 were held by the Company as treasury shares and 138,350,261 were outstanding. Approximately 74,405,360 shares were represented by 3,720,268 ADSs. The presence in person or by proxy of at least 20 shareholders holding not less than one-half of our outstanding common shares entitled to vote at the Meeting will constitute a quorum for the transaction of business at the Meeting.

Voting and Solicitation

Each common share outstanding on the Record Date is entitled to one vote. Voting by holders of common shares at the Meeting will be by a show of hands unless the chairman of the meeting or any shareholder present in person or by proxy demands that a poll be taken. Holders of ADSs cannot vote at the Meeting.

The costs of soliciting proxies will be borne by our Company. Proxies may be solicited by certain of our directors, officers, and regular employees, without additional compensation, in person or by telephone or electronic mail. The solicitation materials are available on our company’s website at http://ir.xyre.com/news-events/agm-summary. Hard copies of the solicitation materials are available upon request to shareholders free of charge.

Voting by Holders of Common Shares

When proxies are properly dated, executed, and returned by holders of common shares, the shares they represent will be voted at the Meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the proxy will vote the shares in his or her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed in the form of proxy. Where the chairman, a director, or an officer of the company acts as proxy and is entitled to exercise his or her discretion, he or she is likely to vote the common shares “FOR” Proposals 1 and 2. Abstentions by holders of common shares are counted as present for the purpose of determining whether a quorum is present and are not counted as votes for or against a proposal.

Voting by Holders of American Depositary Shares

JPMorgan Chase Bank, N.A., as depositary (the “Depositary”) of the ADSs, has advised us that it intends to mail the Notice of 2025 Extraordinary General Meeting of Shareholders and an ADS Voting Instruction Card to all record date holders of ADSs. Upon timely receipt by the Depositary of a signed and completed ADS Voting Instruction Card properly executed by a record date holder of ADSs, the Depositary will vote or cause to be voted the number of common shares represented by the ADSs held by such holder in accordance with the instructions set forth therein. If you mark the box in the enclosed ADS Voting Instruction Card instructing that you wish to give a discretionary proxy to a person designated by the Company, the underlying common shares represented by your ADSs will be voted by a person designated by the Company in his or her discretion. In accordance with the provisions governing the ADSs, the Depositary will not vote the common shares represented by the ADSs other than in accordance with such instructions. If (i) your enclosed ADS Voting Instruction Card is signed and dated but is missing specific voting instructions or (ii) your enclosed ADS Voting Instruction Card is improperly completed, the Depositary will not vote the underlying common shares represented by your ADSs.

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As the holder of record for all the common shares represented by the ADSs, only the Depositary may vote those shares at the Meeting. Properly executed and delivered instructions to withhold votes and abstentions are counted as present for the purpose of determining whether a quorum is present and are not counted as votes for or against a proposal. You should return your properly completed ADS Voting Instruction Card to the Depositary prior to 9:00 a.m. (Eastern Daylight Time) on July 25, 2025, which is the last date by which voting instructions may be received by the Depositary.

Neither the Depositary nor its agents are responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the common shares underlying your ADSs are not able to be voted at the Meeting, there may be nothing you can do.

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PROPOSAL 1

SPIN-OFF TRANSACTION

I. OVERVIEW

We are proposing a transaction through which XIN would transfer certain assets, liabilities, and operations in the People’s Republic of China to XIN SpinCo and distribute the Spin-Off Shares by means of a dividend to the existing shareholders of XIN as of the record date for the Spin-Off (the “Spin-Off Record Date”) on a pro-rata basis. As a result, XIN SpinCo will operate as a distinct real estate development company with its own separate and distinct management, strategy and operational focus. The effective date of the Spin-Off, if approved, would be expected to occur on or around December 10, 2025.

Once the Spin-Off takes place, XIN SpinCo will focus on strategic real estate development and management in China (the “Spin-Off Business”). As a spin-off company of XIN, XIN SpinCo benefits from a deep foundation of expertise in the real estate development industry. Following the Spin-Off, XIN SpinCo will focus on the business operations of real estate development in China, while XIN will focus on property management operations in China and real estate project operations in the U.S.

We intend for the Spin-Off Shares to be eligible for trading on the Over-the-Counter (“OTC”) market; however, there is no assurance that the Spin-Off Shares will be eligible for such trading or that any trading market for the Spin-Off Shares will exist.

II. CURRENT OVERVIEW OF XIN (PRIOR TO THE SPIN-OFF)

XIN was incorporated in the Cayman Islands on March 26, 2007 and is a holding company that primarily conducts business through its operating subsidiaries in the People’s Republic of China (“PRC”) and, as to certain operations, non-PRC based subsidiaries. The principal executive offices of XIN are located in Beijing, China. XIN’s common shares are traded on the New York Stock Exchange (“NYSE”) in the form of American depositary shares under the symbol “XIN”.

XIN is a real estate developer that strategically focuses on selected high-growth cities in China and the United States. Specifically, XIN focuses on developing large scale quality residential projects, which typically consist of multiple residential buildings that include multi-layer apartment buildings, sub-high-rise apartment buildings or high-rise apartment buildings. Several of XIN’s projects include auxiliary services and amenities such as retail outlets, leisure and health facilities and educational facilities. XIN also develops small-scale residential properties and provides property management services for its developments and other real estate-related services to its customers. XIN acquires development sites in China primarily through public auctions of government land and acquisitions of entities.

XIN operates its business through its subsidiaries. For its operations in each of the PRC and the United States, a separate entity is established for each development project and a local holding company owns the operating entities. Additionally, XIN has established several subsidiaries for upcoming ventures and to offer real estate and property management-related technology services.

Please refer to XIN’s most recent Annual Report on Form 20-F for further information on its business and operations.

III. ANTICIPATED EFFECTS OF THE SPIN-OFF

Following the Spin-Off, XIN and XIN SpinCo would trade as separate companies, with XIN continuing to be listed on the NYSE. We intend for the Spin-Off Shares to be eligible for trading on the OTC market; however, there is no assurance that the Spin-Off Shares will be eligible for such trading or that any trading market for the Spin-Off Shares will exist. Shareholders of XIN will continue to own their original XIN shares and will additionally own shares in XIN SpinCo on a pro-rata basis.

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Post Spin-Off, XIN will primarily focus on its asset management business, including its majority stake in the property management company XINYUAN Property Management Service (Cayman) Ltd. and its US assets, while XIN SpinCo will predominately concentrate on the Spin-Off Business. Following the spin-off, XIN SpinCo will focus on the business operations of real estate development in China, while XIN will focus on managing its assets including the property management business in China and real estate project operations in the U.S.

For further information on potential financial impacts of the Spin-Off, together with Restructuring, on the XIN and XIN SpinCo, please refer to section I of the Supplemental Information section.

IV. Purpose

The Spin-Off is intended to (i) significantly reduce liabilities through a clean transfer of PRC real estate development operations, resulting in a marked improvement of the Company’s asset-liability ratio; (ii) to protect and enhance the security of the Company’s assets, including its overseas businesses and property management business; (iii) to enable the Company to refocus on its international operations, asset-light management business, and investment and financial services capabilities; and (iv) to enable a professional and specialized operational structure under Xin SpinCo, which may later seek independent financing and development opportunities.

V. SHAREHOLDER DISTRIBUTIONS

As a result of the Spin-Off, shareholders of XIN will receive the Spin-Off Shares in the form of dividends distributed on a pro-rata basis at a distribution ratio of one share of XIN SpinCo for every one share of XIN owned (the “Distribution Ratio”). The purpose of this distribution is to enhance shareholder value by providing an opportunity to participate in the potential growth of both XIN and XIN SpinCo.

VI. RELATIONSHIP TO RESTRUCTURING

The Spin-Off is not conditioned on the completion of the proposed Restructuring (as defined and described herein). While the Restructuring, if pursued, would only occur following the Spin-Off, the Company may elect to complete the Spin-Off even if the Restructuring does not ultimately take place. Accordingly, it is possible that the Spin-Off proceeds independently of any decision regarding the Restructuring. Additionally, the Company may elect not to complete the Spin-Off, even if shareholder ratification or approval has been obtained, in its sole discretion and for any reason, including changes in market conditions.

If the Spin-Off and the Restructuring are both completed as contemplated herein, Xin SpinCo is expected to issue the New Senior Notes which are debt securities rather than equity Please see Proposal 2 herein for a more detailed description of the Restructuring and the New Senior Notes.

VII. U.S. SECURITIES LAW CONSIDERATIONS

The Spin-Off is expected to be exempt from registration pursuant to Rule 145 under the U.S. Securities Act of 1933, as amended (the “Securities Act”), as the transaction is pro rata, involves no consideration, serves a valid business purpose and the Company has provided adequate public disclosure.

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Following the completion of the Spin-Off, it is anticipated that XIN SpinCo will be required to register its common shares under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to Section 12(g) thereof unless it is determined that an exemption from such registration is available.

VIII. CAPITAL STRUCTURE

Upon completion of the Spin-Off, XIN SpinCo is expected to have a simple capital structure consisting of a single class of common shares (i.e., the Spin-Off Shares), which will represent 100% of the equity ownership of XIN SpinCo.

IX. RIGHTS OF SPIN-OFF SHARES

Each Spin-Off Share will entitle the holder to one vote on all matters submitted to a vote of shareholders, the right to receive dividends as and when declared by XIN SpinCo’s board of directors, and the right to participate equally and ratably in any distribution of assets upon the liquidation, dissolution or winding up of XIN SpinCo, subject to the prior rights of any preferred shares that may be authorized and issued in the future (though none are currently authorized or planned).

X. BENEFICIAL OWNERSHIP OF XIN SPINCO BY CERTAIN SHAREHOLDERS

Because the Spin-Off Shares would be distributed in the Spin-off on a pro rata basis to the shareholders of XIN as of the Spin-Off Record Date, and assuming the ownership of XIN shares were to remain the same as of the date of this proxy statement, immediately upon completion of the Spin-Off, XIN SpinCo’s major shareholders would be expected to comprise approximately: 1) Juicy Seasons Limited with 22.37% total shares, 2) Spectacular Stage Limited with 20.56% of total shares, 3) Xy Management Limited with 22.14%, and 4) Central Plain Limited with 8.25% of total shares.

Please refer to XIN’s most recent Annual Report on Form 20-F for information regarding beneficial ownership of XIN’s common shares by certain shareholders.

XI. CORPORATE GOVERNANCE

Prior to the completion of the Spin-Off, XIN SpinCo will appoint its own board of directors and management team. Upon completion of the Spin-Off, XIN SpinCo will continue to be a Cayman Islands exempted company and will operate as an independent, separate legal entity. The board of directors will be responsible for overseeing XIN SpinCo’s business and affairs, separate from the board of directors of XIN, while the management team will be responsible for day-to-day operations.

The board of directors of XIN SpinCo is expected to be comprised primarily of independent directors who will bring diverse experience and provide objective oversight. The exact composition and constitution of the board and its committees, including the number of directors and their qualifications, will be subject to further disclosure prior to the Spin-Off. XIN SpinCo’s governance framework will be designed to comply with applicable Cayman Islands laws. The management team of XIN SpinCo will be appointed by the board of directors of XIN SpinCo once the board is constituted.

Please refer to XIN’s most recent Annual Report on Form 20-F for information regarding its corporate governance policies and practices.

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XII. Q&A REGARDING THE SPIN-OFF

1. What are the reasons for the Spin-Off?

The Spin-Off is intended to enhance the strategic focus of both XIN and XIN SpinCo. By separating assets or businesses, each company will be better positioned to concentrate on their respective objectives, improve operational efficiency and pursue growth opportunities more effectively. The ultimate goal of the Spin-Off is to unlock value for shareholders and provide both entities with more flexibility to focus on their unique market opportunities. See the section above titled “Purpose” for additional information.

2. How is the Spin-Off structured and why?

The Spin-Off is structured as a pro-rata distribution of the Spin-Off shares in the form of dividends to the shareholders of XIN on the Spin-Off Record Date. This means that for every share you hold in XIN, you will receive a proportional number of Spin-Off Shares. The Spin-Off is organized to ensure that each of XIN and XIN SpinCo remain independent and can focus on their respective business strategies.

3. What will I receive in the Spin-Off?

As a shareholder of XIN, on a pro-rata basis, you will receive Spin-Off Shares in XIN SpinCo as dividends according to Distribution Ratio (as defined above), thereby granting you ownership in the newly formed independent entity.

4. Is the spin-off subject to approval?

Yes, the Spin-Off is subject to approval by XIN's Board of Directors. The Board of Directors approved the Spin-Off on June 20, 2025.

While the Spin-Off does not legally require shareholder approval, the Board of Directors of XIN has determined to seek a shareholder vote to ratify the Spin-Off in order to ensure alignment and transparency with its stakeholders.

Please refer to section II on Proposal 1’s relationship with Proposal 2.

5. What do I have to do to participate in the Spin-Off?

To participate in the Spin-Off, you do not need to take any action. If you are a shareholder of record of XIN as of the Spin-Off Record Date, you will automatically receive the Spin-Off Shares on a pro-rata basis according to the Distribution Ratio (as defined above) if the Spin-Off is consummated as planned.

6. How will fractional shares be treated in the Spin-Off?

Since the Distribution Ratio is set at 1:1, no fractional shares will be created as a result.

7. When will the Spin-Off occur?

The Spin-Off is expected to occur on or around December 10, 2025.

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8. How will I receive the shares of stock in the spin-off?

The Spin-Off Shares will be distributed to shareholders electronically or by physical certificate, depending on how you hold your current shares. Details on the method of distribution will be provided closer to the date of the Spin-Off. To further clarify, the current ADS program of XIN will not be directly affected by the Spin-Off.  XIN SpinCo will likely not have an ADS program, and all shareholders of XIN will receive Spin-Off Shares in the same manner.

9. How will the Spin-off shares of stock trade?

We intend for the Spin-Off Shares to be eligible for trading on the OTC market; however, there is no assurance that the Spin-Off Shares will be eligible for such trading or that any trading market for the Spin-Off Shares will exist.

10. What are the U.S. federal income tax consequences of the spin-off to me?

The U.S federal income tax consequences to you depend on, among other factors, whether you are a U.S Holder (as defined in Section XIII.5 “U.S Tax Treatment”) and whether the Spin-Off qualifies for tax-free treatment under Sections 355 and 368 of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, administrative guidance and judicial interpretations, all of which may be subject to change (possibly with retroactive effect). Please refer to Section XIII.5 “U.S Tax Treatment”, below, for a more detailed discussion of the U.S. federal income tax implications of the Spin-Off.

11. Are there risks associated with owning shares of the new stock?

Yes, as with any investment, owning shares in XIN SpinCo involves various risks, including those related to the market, operations and the Spin-Off Business specifically. See the section below entitled “Risk Factors” for further information.

12. Who is the registrar for the Spin off shares?

The registrar for the Spin-Off Shares will be Maples Corporate Services (BVI) Limited (the “Registrar”). The Registrar will manage the issuance and recordkeeping of the Spin-Off Shares.

13. Where can I get more information?

For more information regarding the Spin-Off, you can contact us at heming.wang@xyre.com, yuanquan.qiu@xyre.com, and sheng.zhang@xyreusa.com.

XIII. RISK FACTORS

1. The Spin-Off

a. Lack of Operating History

XIN SpinCo will have a limited operating history as an independent entity and may face challenges establishing its operations, brand and market position. Further, XIN SpinCo may need to implement strategies, systems or processes that differ from those of XIN, thereby creating potential operational risks. Moreover, the management team selected to lead XIN SpinCo may not yet have been fully tested, potentially influencing its overall performance and success.

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b. Uncertainty Regarding Achieving Expected Benefits of the Spin-Off

Both XIN SpinCo and XIN may be unable to realize some or all of the anticipated benefits of the Spin-Off. While the Spin-Off is expected to yield strategic advantages, such as greater focus and flexibility for both entities, there is no guarantee that XIN SpinCo and XIN will achieve the expected financial, operational or strategic outcomes. The Spin-Off could expose XIN SpinCo and XIN to unforeseen risks that may hinder each company’s ability to achieve the expected growth opportunities.

c. Establishment of Key Operational Functions

Following the Spin-Off, XIN SpinCo will need to independently manage and organize several critical functions, such as financial, administrative, legal and human resources operations. These functions may require external sourcing or internal development, both of which could be time-consuming and costly. As a result, XIN SpinCo may encounter temporary disruptions or operational inefficiencies immediately following the Spin-Off.

d. Limitations of Historical and Pro Forma Financial Information

Neither the historical financial information of XIN nor the unaudited pro forma financial information included in this proxy statement necessarily reflect the financial performance XIN SpinCo will achieve as an independent company. These figures may not accurately represent XIN SpinCo’s future financial results and may not be reliable indicators of its ability to generate consistent revenue, profitability or growth. Investors should be cautious in relying on this historical data, as it may not reflect the full financial and operational impact of the Spin-Off.

e. Risks Related to New Corporate Governance and Management

Following the Spin-Off, XIN SpinCo will need to establish its own independent governance structures, including a board of directors, executive team and operational management. While XIN SpinCo may benefit from experienced leadership, there are risks that the transition to an independent governance structure may take time or result in gaps in leadership. XIN SpinCo’s ability to execute its business strategy will depend on the effectiveness of its new management team and its ability to align the business with shareholder interests in a rapidly changing market environment.

f. Financial and Operational Risks of Independence

As a standalone company, XIN SpinCo and the Spin-Off Business may face challenges in maintaining or securing favorable financing arrangements, and the capital structure of XIN SpinCo may differ significantly from what it was as part of a larger corporate group. This could affect its access to capital or result in higher borrowing costs, potentially limiting its financial flexibility. In addition, XIN SpinCo’s financial position may be affected by costs related to the transition, including operational redundancies, restructuring or increased overhead as it establishes itself as an independent entity.

g. Legal and Regulatory Uncertainty

The Spin-Off may expose XIN SpinCo to legal and regulatory risks. As a newly independent entity, XIN SpinCo will be subject to ongoing changes in local and international laws, including tax laws, labor regulations and environmental rules. These changes could impact XIN SpinCo’s ability to conduct business efficiently or increase the cost of compliance. Any non-compliance or failure to adapt to new regulations could result in penalties or legal disputes, which may negatively impact XIN SpinCo’s reputation and financial standing.

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h. There is no assurance that XIN Spin-Co will be eligible to trade, or will successfully commence trading, on the OTC market.

The success of the Spin-Off depends in part on the ability of XIN SpinCo to commence trading on the OTC market. However, there can be no assurance that XIN Spin-Co will satisfy all applicable regulatory, listing or operational requirements for trading on the OTC market, or that a liquid or active trading market will develop. The absence of a trading market could significantly limit shareholders’ ability to sell or realize the value of the Spin-Off Shares.

2. SPIN-OFF Shares

a. Limited Liquidity and Market Risk

Following the Spin-Off, the Spin-Off Shares of XIN SpinCo may experience limited liquidity, particularly if the market for its shares is less developed or less active than that of XIN. The trading volume of the Spin-Off Shares may be lower than that of XIN, making it more difficult for investors to buy or sell Spin-Off Shares without affecting the stock price. As a result, investors may face difficulty in realizing the full value of their investment, particularly in the event of adverse market conditions. The stock price may also be more volatile due to the limited trading history of XIN SpinCo.

b. Stock Price Volatility

The market price of Spin-Off Shares may fluctuate significantly following the Spin-Off. This volatility may be driven by various factors, including XIN SpinCo’s financial performance, the broader market or economic conditions, changes in investor sentiment and market speculation about XIN SpinCo’s future prospects. As a result of XIN SpinCo’s status as a newly independent entity, the price of the Spin-Off Shares may be more susceptible to volatility compared to companies with a longer operating history or more established investor bases.

c. Absence of a Historical Trading Price

At the time of the Spin-Off, the Spin-Off Shares will have no prior trading history, and the initial trading price of the shares may be determined by the market’s perception of the value of the newly independent entity. Without historical stock price data, it may be difficult for investors to assess the potential risks and rewards of owning the Spin-Off Shares. The price of the Spin-Off Shares may be subject to initial uncertainty as the market adjusts to the new company and its operating model.

d. Dependence on Spin-Off Performance and Strategy

The value of the Spin-Off Shares will be highly dependent on the success of its business strategy and its ability to execute its operations effectively. If XIN SpinCo is unable to achieve its financial or operational goals as a standalone entity, its stock price could decline. There is no guarantee XIN SpinCo will meet market expectations.

e. Tax Risks Impacting Stock Value

With respect to U.S. federal income tax, depending on the makeup of XIN SpinCo’s assets and its business activities in the U.S., it may be subject to either a gross receipts tax (which may be subject to withholding) on income that is not effectively connected with a U.S. trade or business (as defined in the Internal Revenue Code), and/or a tax on its net income that is effectively connected with a U.S. trade or business. In addition, if XIN SpinCo acquires U.S real estate assets above a certain threshold, it may become a U.S. real property holding corporation (as defined in the Internal Revenue Code), the disposition of shares of which by non-U.S. shareholders may be subject to withholding tax.

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f. Fluctuating Financial Performance

XIN SpinCo’s future financial performance is uncertain and could differ significantly from the financial performance of XIN prior to the Spin-Off. XIN SpinCo may face challenges in achieving profitability, managing costs or generating the expected revenue. Any shortfall in financial performance could lead to a decline in XIN SpinCo’s stock price, as investors adjust their expectations for XIN SpinCo’s future earnings and growth potential.

g. No Guarantee of Continued Success or Growth

There is no guarantee that the Spin-Off will result in the long-term success or growth of XIN SpinCo. XIN SpinCo may face challenges that were not fully anticipated or that become more pronounced as it operates as an independent entity. These challenges may include difficulties in adapting to market conditions, competition, regulatory changes or other unforeseen events. If XIN SpinCo is unable to overcome these challenges, its stock price could decline, and investors may not realize the expected return on their investment.

3. Countries of Operation

a. Restrictions on Dividend Payments and Capital Transfers from China

We are a holding company established in the Cayman Islands; we operate most of our business and operations through our subsidiaries in China. Our ability to pay dividends to our shareholders and to service our indebtedness outside of China depends significantly upon dividends that we receive from our subsidiaries in China. To the extent our U.S., Malaysia and U.K. operations continue to grow, we may in the future also depend on dividends from our U.S., Malaysia, or U.K. subsidiaries. If our subsidiaries incur indebtedness or losses, such indebtedness or losses may impair their ability to pay dividends or other distributions to us. As a result, our ability to pay dividends and to service our indebtedness will be restricted. Regulations in China currently permit payment of dividends only out of accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. Each of our PRC subsidiaries, including wholly foreign-owned enterprises and domestic companies, is required to set aside at least 10.0% of its after-tax profits each year, if any, to fund certain reserve funds until the cumulative amount of such reserves reaches 50.0% of its respective registered capital and, with the approval of a shareholder meeting or general shareholder meeting, a PRC subsidiary may set aside a certain amount of after-tax profits to its discretionary general reserves. As of December 31, 2024, our statutory reserves amounted to US$180.2 million. Our statutory reserves are not distributable as cash dividends. Dividends paid by the PRC subsidiaries may also be subject to PRC withholding tax. In addition, restrictive covenants in bank credit facilities, bonds, other long-term debt agreements, joint venture agreements or other agreements that we or our subsidiaries currently have or may enter into in the future may also restrict the ability of our subsidiaries to pay dividends or make other distributions to us and our ability to receive distributions. Therefore, these restrictions on the availability and usage of our major source of funding may impact our ability to pay dividends to our shareholders and to service our indebtedness.

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b. Dependence on the PRC Property Market and Economic Stability

Our business and prospects depend on the performance of the PRC property market. As of December 31, 2024, we had a total of 104 property projects covering 20 cities in China at various stages of development. We intend to continue to enhance our presence in targeted high-growth cities in China. These property markets may be affected by local, regional, national and global factors, including economic and financial conditions, speculative activities in local markets, demand for and supply of properties, investor confidence, availability of alternative investment choices for property buyers, inflation, government policies, interest rates and availability of capital. Any market downturn in China generally or in cities in which we have or expect to have operations may materially and adversely affect our business, financial condition, and results of operations. Moreover, any oversupply of properties or potential decline in demand for or prices of properties in these cities could also have a material adverse impact on us. In particular, the PRC property market is affected by the recent slowdown of China’s economic growth. There have been increasing concerns over the sustainability of the real estate market growth in China. Any slowdown in the PRC’s economic development could lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors. In response to their perceived uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of homes, and our homebuyers may also defer, reduce or cancel purchases of our units. We have experienced volatilities in demand from time to time in the recent years due to the strict mortgage policy and other measures taken by the PRC government to slow down the rapid increase in housing prices. To the extent any fluctuations in the Chinese economy significantly affect homebuyers’ demand for our units or change their spending habits, our results of operations may be materially and adversely affected. The PRC’s economy also faces challenges in the short to medium term. Continued turbulence in the international markets and prolonged declines in consumer spending, including home purchases, as well as any slowdown of economic growth in China, may adversely affect our liquidity and financial condition.

c. Regulatory Barriers to Mergers and Acquisitions by Foreign Investors in China

A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time-consuming and complex, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the “M&A Rules,” which became effective on September 8, 2006 and was amended on June 22, 2009, and the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises, or the “Security Review Rules,” issued by MOFCOM in August 2011. These laws and regulations impose requirements in some instances that MOFCOM must be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Anti-Monopoly Law of PRC requires that the anti-monopoly enforcement agency be notified in advance of any concentration of undertaking if certain thresholds are triggered. On February 7, 2021, the Anti-Monopoly Committee of the State Council published the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, which stipulates that any concentration of undertakings involving variable interest entities is subject to anti-monopoly review. Moreover, the Security Review Rules specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. On December 19, 2020, the NDRC and the MOFCOM jointly issued the Measures for the Security Review for Foreign Investment, which took effect on January 18, 2021. These measures set forth the provisions concerning the security review mechanism on foreign investment, including, among others, the types of investments subject to review, and the review scopes and procedures. In the future, we may grow our business by acquiring complementary businesses. On January 22, 2024, the Provisions of the State Council on Filing Thresholds for Business Concentrations came into effect, which raised the filing threshold concerning the revenues of parties participating in business concentrations to be consistent with the current Anti-Monopoly Law of PRC, and, to a certain degree, to alleviate the burdens of PRC regulatory compliance applicable to acquisition activities. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including approval from the MOFCOM and other PRC government authorities, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. We believe that our business is not in an industry related to national security. However, we cannot preclude the possibility that MOFCOM or other government agencies may publish interpretations contrary to our understanding or broaden the scope of such security review in the future. Although we have no current plans to do so, we may elect to grow our business in the future in part by directly acquiring complementary businesses in China.

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d. Policy Volatility in the PRC Real Estate Market

The real estate industry in China is subject to constant and drastic policy changes by the PRC government. Since 2010, the PRC government has been tightening its control of the real estate market with the aim of curbing increases in property prices while also, since early 2015, trying to stimulate the market to reduce inventory. A number of rules and regulations have been set forth by various PRC authorities concerning the real estate market. See “Item 4. Information on the Company — B. Business Overview — Regulation — China” for more details on some of the PRC regulations.

e. Recent Relaxation of Property Market Restrictions in China

Since 2016, the local governments of several cities in the PRC have implemented a series of measures designed to stabilize the growth of the property market on a more sustainable level. These tightening measures have affected some of the cities where we operate, including Zhengzhou, Suzhou, Chengdu, Jinan, Tianjin, Beijing, Xi’an and Changsha. Since 2017, certain local governments in the PRC further implemented measures to control the increase of property sale prices and stabilize the real estate market. For example, in March 2017, the municipal city of Tianjin requested non-local residents to provide social insurance certificates and individual income tax contribution certificates issued by Tianjin’s competent authorities before such non-local residents were permitted to purchase a residential property. In April 2018, Hainan province adopted measures to limit each local resident from purchasing more than one residential property. In September 2020, the city of Chengdu adopted a five-year limit for residents to transfer or sell newly purchased residential property. These measures regulate various aspects of the property market, including: (i) land acquisition financing, (ii) pre-sale management, (iii) sale price restriction (for example, Suzhou requires developers to file sale prices at the price filing systems of relevant authorities), (iv) purchaser qualification and (v) purchaser financing. These local measures may also cause adverse and material impacts on our business operations and financial results. Since 2024, many tightening measures in the above-mentioned cities have been abolished or relaxed to a certain extent. For example, in April 2024, Tianjin issued a policy providing that residents of Beijing and Hebei, and those employed in Beijing and Hebei, should be entitled to enjoy the same housing purchase policies as local residents in Tianjin. In January 2024, several cities in Hainan Province also started to relax certain aspects of the previous restrictions in those cities. For instance, in Haikou, families with multiple children are permitted to purchase an additional residential property compared to the number permitted under the previous policies. In April 2024, Chengdu completely abolished its existing restrictions on residential property purchases. In October 2024, Shanghai reduced social insurance/tax payment requirements for non-local singles to one year to qualify for purchasing one home in non-core districts. In December 2024, Shenzhen removed price ceilings on luxury homes and shortened the holding period for resale tax exemptions from 5 to 2 years. Hangzhou narrowed new-home restrictions to 4 central districts in October 2023, and lifted all resale property purchase limits in March 2024.

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f. Risk of Future Regulatory Tightening by the PRC Government

Despite the above, the PRC government can still issue and impose policies and regulatory measures on the PRC real estate sector that could limit our access to required financing and other capital resources, adversely affect the property purchasers’ involved ability to obtain mortgage financing or significantly increase the cost of mortgage financing, reduce market demand for our properties and increase our operating costs. We cannot be certain that the PRC government will not issue additional (or will not restore previously abolished or relaxed) stringent regulations or measures, or that agencies and banks will not adopt restrictive measures or practices in response to PRC governmental policies and regulations, which could substantially reduce the number of our pre-sold properties and our cash flow from operations and substantially increase our financing needs, which would in turn materially and adversely affect our business, financial condition, results of operations and prospects.

g. PRC Government Oversight and Control over Our Operations

We conduct our business primarily through our PRC subsidiaries in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and may influence or intervene our operations at any time, which could result in a material change in our operation and/or the value of our ADSs. Also, the PRC government has indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers like us, and has implemented, and may continue to implement, relevant regulatory requirements.

h. Heightened Regulatory Environment and Potential Impact on Securities

For example, recently the PRC government initiated a series of regulatory actions and statements to regulate business operations in China, including cracking down on illegal activities in the securities market, strengthened supervision on overseas listings by China-based companies, adopting new measures to extend the scope of cybersecurity reviews and data security protection, and expanding the efforts in anti-monopoly enforcement. Our failure to meet such requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could require us to change our operations, and our failure to do so could cause the value of our securities to significantly decline. We cannot rule out the possibility that regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations may be released in the future, which could result in a material adverse change in our business, results of operations, financial condition, and/or the value of our ADSs. Therefore, investors and our business face potential uncertainties from actions taken by the PRC government affecting our business.

For related risk factors applicable to XIN, please refer to the Company’s most recent Annual Report on Form 20-F.

4. Business and Industry

a. Impact of Restructuring

If consummated, the Restructuring would include the issuance by XIN SpinCo of New Senior Notes in an aggregate principal amount to be determined and disclosed at a later date. For the potential impact of restructuring on the financial situation of XIN and XIN SpinCo, please refer to Financial Information section under the Supplemental Information Section.

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b. Global and Domestic Economic Conditions Affecting Real Estate

The real estate market is sensitive to general economic conditions, financial conditions, including interest rates, availability of capital, employment rates, and other economic and financial conditions in the local market and the broader region or country as well as global economic conditions. Significant downturns and instability in the global economy or in the country and local markets in which we operate or the perception that they could occur, could depress economic activity and restrict our access to capital. In addition, any such events could negatively affect our customers in one or more markets, including their access to financing or willingness to engage in a major financial transaction, such as purchasing a home. As a result, our business, financial condition and results of operations could be negatively affected.

c. Impact of Economic and Policy Uncertainty in China

In our China markets, our results of operations, financial condition and prospects are influenced by social, economic, political and legal developments in China. See “—Risks Related to Doing Business in China—Changes in social conditions, political and economic policies of the PRC government may affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.” In response to their perceived uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of homes, and our homebuyers may also defer, reduce or cancel purchases of our units. We have experienced volatilities in demand from time to time in the recent years due to the strict mortgage policy and other measures taken by the PRC government to slow down the rapid increase in housing prices. To the extent any fluctuations in the Chinese economy significantly affect homebuyers’ demand for our units or change their spending habits, our results of operations may be materially and adversely affected.

d. Short- to Medium-Term Challenges Facing the Chinese Economy

The PRC economy also faces challenges in the short to medium term. Continued turbulence in the international markets and prolonged declines in consumer spending, including home purchases, as well as any slowdown of economic growth in China, may adversely affect our liquidity and financial condition.

e. Sensitivity of U.S. Developments to Economic Cycles

Our U.S. property developments are sensitive to the general economic conditions in the United States and the condition of the U.S. housing market in particular. The U.S. housing industry is highly cyclical and is significantly affected by changes in industry conditions, as well as in global and local economic conditions, such as changes in employment and income levels, availability of financing for buyers, interest rates, levels of new and existing homes for sale demographic, trends and housing demand. Deterioration in industry conditions in the United States or in broader economic conditions could have additional material adverse effects on our business expansion in the United States and financial results.

For additional risk factors, please refer to the Company’s latest 20-F.

5. U.S. Tax Treatment

The following is a general summary of the potential material U.S. federal income tax consequences to U.S. Holders (as defined below) that receive Spin-Off Shares and subsequently hold the Spin-Off Shares as capital assets for U.S. federal income tax purposes. This discussion does not address the tax considerations applicable to persons other than U.S. Holders. This discussion does not address all possible tax considerations and is not intended as legal or tax advice to any particular investor.

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This summary does not address the U.S. federal income tax consequences applicable to holders subject to special rules, including:

•	certain financial institutions;

•	dealers or traders in securities using a mark-to-market method of accounting;

•	persons holding Spin-Off Shares as part of hedging, straddle, conversion or other risk-reduction or constructive sale transactions;

•	persons whose functional currency is not the U.S. dollar;

•	partnerships or other pass-through entities and investors in such entities;

•	tax-exempt entities, individual retirement accounts or other tax-advantaged accounts;

•	holders owning (or deemed to own) 10% or more of the total voting power or value of XIN SpinCo; or

•	persons holding Spin-Off Shares in connection with a business conducted outside the United States.

Partnerships holding Spin-Off Shares (and partners in such partnerships) should consult their tax advisers regarding the specific U.S. federal income tax consequences to them.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, administrative guidance and judicial interpretations, all of which may be subject to change (possibly with retroactive effect).

A “U.S. Holder” is an owner of Spin-Off Shares that is, for U.S. federal income tax purposes:

•	a U.S. citizen or resident;

•	a corporation (or other entity taxable as a corporation) organized in or under the laws of the United States, any state thereof or the District of Columbia; or

•	an estate or trust subject to U.S. federal income taxation on its worldwide income.

U.S. Holders should consult their own tax advisers regarding the federal, state, local and foreign tax consequences of holding and disposing of Spin-Off Shares in their particular circumstances.

a. Treatment of Spin-Off

Whether a spinoff qualifies for tax-free treatment under Sections 355 and 368 of the Code depends on the satisfaction of numerous requirements. It is possible that the Restructuring may increase the likelihood that the Spin-Off does not qualify for tax-free treatment. If the Spin-Off does not qualify for tax-free treatment, U.S. Holders will generally be treated as receiving a taxable distribution equal to the fair market value of the Spin-Off Shares. This distribution would be taxable as a dividend to the extent of the distributing company’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles).

If XIN SpinCo does not calculate its earnings and profits under U.S. tax rules, the entire distribution may be reported as a dividend for U.S. tax reporting purposes. Subject to holding period and other requirements, certain non-corporate U.S. Holders may treat these dividends as “qualified dividend income” eligible for reduced tax rates, provided the distributing company’s stock is readily tradable on a U.S. securities market and the company is not classified as a passive foreign investment company (“PFIC”).

Dividends from foreign corporations are generally treated as foreign-source income and are not eligible for the dividends-received deduction available to U.S. corporations.

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b. Sale or Other Taxable Disposition of Spin-Off Shares

Subject to the PFIC rules discussed below, a U.S. Holder that sells or otherwise disposes of Spin-Off Shares will generally recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the shares. The gain or loss will be long-term if the holding period exceeds one year and generally will be treated as U.S.-source for foreign tax credit purposes.

c. PFIC Rules

A foreign corporation is classified as a PFIC if, in any taxable year, (i) 75% or more of its gross income is passive, or (ii) 50% or more of the value of its assets produce or are held for the production of passive income. The PFIC determination is made annually and can vary based on income, assets and activities. If the Company or XIN SpinCo is or becomes a PFIC, significant adverse tax consequences may apply to U.S. Holders, including taxation at higher rates, interest charges on deferred tax liability and the need to file IRS Form 8621, with respect to the Company and/or XIN SpinCo. Certain elections, such as a mark-to-market election, may mitigate these consequences. U.S. Holders should consult their tax advisers to determine whether such elections are available and appropriate for their circumstances.

d. Backup Withholding

Dividends and proceeds from the sale of Spin-Off Shares paid within the U.S. or through certain U.S.-related intermediaries may be subject to information reporting and backup withholding, unless the U.S. Holder provides a valid taxpayer identification number and certifies exemption from backup withholding. Backup withholding can be credited against the U.S. Holder’s federal income tax liability or refunded if properly claimed.

e. Additional Reporting Obligations

Certain U.S. taxpayers may be required to report information relating to foreign financial assets, including shares of a foreign corporation, on IRS Form 8938 or other applicable forms. Failure to comply with these reporting obligations may result in penalties. U.S. Holders should consult their tax advisers regarding any such requirements.

XIV. FUTURE DIVIDEND POLICY

XIN’s dividend policy will not change. The payment of dividends is subject to our board of directors’ discretion and the form, frequency and amount of any dividend will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

If we pay any dividends, we will pay our ADS holders to the same extent as holders of our common shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our common shares, if any, will be paid in U.S. dollars. In previous years, the company has paid quarterly dividends

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THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR PROPOSAL 1,

THE SPIN-OFF TRANSACTION

An affirmative vote by special resolution of the holders of two-thirds of the shares present in person or represented by proxy and voting at the Meeting will be required to approve this proposal.

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PROPOSAL 2

RESTRUCTURING TRANSACTION

I.	OVERVIEW

XIN is pursuing a consensual offshore debt restructuring (the “Restructuring”) through a Scheme of Arrangement pursuant to section 86 of the Cayman Islands Companies Act (2025 Revision) (the “Scheme of Arrangement”). Upon completion of the Restructuring, the Company will have fully discharged its liabilities under the Scheme Notes (as defined below), and in doing so, refinanced approximately US$733,481,545 (including accrued but unpaid interests calculated as of December 31, 2025) its existing indebtedness, which will enhance financial certainty and de-leverage its balance sheet.

As of the date hereof, note holders representing approximately 31.48% in aggregate principal amount of the Scheme Notes have expressed support for the Restructuring by signing and acceding to the Restructuring Support Agreement (the “RSA”). In addition, the Company has further reached agreement on key terms for signing and acceding to the RSA in support of the Restructuring with other note holders representing in aggregate of approximately 30% in principal amount of the Scheme Notes. The Company views this as a significant milestone.

As a matter of Cayman Islands law, the Scheme of Arrangement must be approved by a majority in number representing 75% in value of the creditors or class of creditors (as the case may be) present and voting either in person or by proxy at the meeting convened at the direction of the Grand Court of the Cayman Islands (the “Cayman Court”). If approved by the requisite majority of Scheme Creditors, the Scheme of Arrangement, subject to the sanction of the Cayman Court, will become legally binding on all creditors, including both those voting against the Scheme of Arrangement and those not voting. Further details in respect of the scheme of arrangement process under Cayman Islands law are set out at Section VI below.

Although we are recommending that shareholders vote in favor of the Restructuring, we may ultimately choose not to, or be unable to proceed with the Restructuring, even if shareholder approval is obtained. This is for instance if the Scheme of Arrangement is not approved by the requisite majority of noteholders and/or if the Scheme of Arrangement is not sanctioned by the Cayman Court.

For more detailed information regarding the Restructuring, please see the RSA and Restructuring Term Sheet attached as exhibits hereto, along with Forms 6-K filed on April 25, 2025, May 2, 2025, May 27, 2025 and June 16, 2025.

II.	RELATIONSHIP TO SPIN-OFF

The Restructuring is contingent upon the successful completion of the Spin-Off. Accordingly, the Spin-Off must occur for the Restructuring to proceed. However, the completion of the Spin-Off does not require that the Restructuring be implemented. The Company may proceed with the Spin-Off independently, regardless of whether the Restructuring ultimately takes place.

III.	Notes to be Restructured (collectively, the “Scheme Notes”)

1.	14.5% senior notes due 2023 (ISIN: XS2176792658)

2.	14.2% senior notes due 2023 (ISIN: XS2394748706)

3.	14.0% senior notes due 2024 (ISIN: XS2290806954)

4.	3.0% senior notes due 2027 (ISIN: XS2639416754)

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IV.	SCHEME CONSIDERATION

Subject to the terms and conditions of the RSA, each Scheme Creditor (as defined in the RSA) will receive a combination of the following (collectively, the “Restructuring Securities”)

1.	New Shares (to be issued by the Company);

2.	New Perpetual Securities (as defined in the Restructuring Term Sheet) (to be issued by the Company); and

3.	New Senior Notes (as defined in the Restructuring Term Sheet) (to be issued by the XIN SpinCo).

Creditors may elect their preferred combination, subject to cap and pro rata adjustments. As of the Restructuring Effective Date (as defined in the RSA), the Scheme Notes and related guarantees will be fully cancelled and released.

V.	Shareholder Approval of the Issuance under NYSE Rules

Under Section 312.03(c) of the NYSE Listed Company Manual, shareholder approval is required prior to the issuance of common stock (or securities convertible into or exercisable for common stock) in any transaction or series of related transactions if the number of shares to be issued equals or exceeds 20% of the number of common shares outstanding before the issuance. The Company had 138,350,261 common shares outstanding as of the Record Date. The proposed issuance of approximately (but no more than) 54,000,000 New Shares would represent approximately 39% of the currently outstanding common shares. Because the number of New Shares to be issued exceeds this 20% threshold, shareholder approval is required under NYSE rules.

VI.	SUMMARY OF SCHEME OF ARRANGEMENT PROCESS

A summary of the steps that XIN needs to take to implement the Scheme of Arrangement are as follows:

1. XIN will initiate the Scheme of Arrangement process by applying to the Cayman Court by way of (i) a petition (the “Petition”) seeking an order from the Cayman Court sanctioning the Scheme of Arrangement; (ii) a summons (the “Summons”) seeking orders and directions in respect of the Scheme of Arrangement, including an order that XIN be at liberty to convene a single meeting of Scheme Creditors for the purposes of voting on the Scheme of Arrangement (the “Scheme Meeting”); and (iii) an affirmation in support of the Summons and the Petition.

2. Upon filing of the aforementioned documents with the Cayman Court, XIN (acting by way of its Cayman Islands counsel) will ask the Cayman Court to list the hearing of the Summon (being, the “Convening Hearing”). The precise Convening Hearing date will be subject to the availability and the discretion of the Cayman Court.

3. At least 21 days before the scheduled Convening Hearing date, XIN will issue a statement to the Scheme Creditors of its intention to promote the Scheme of Arrangement. The statement will also contain details of the Convening Hearing and the proposed classification of the Scheme Creditors.

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4. At the Convening Hearing, assuming at the Cayman Court grants the orders sought in the Summons, XIN intends to convene the Scheme Meeting on or around October 15, 2025.

5. Prior to the Scheme Meeting, XIN will give notice of the Scheme Meeting to the Scheme Creditors and will provide Scheme Creditors with the relevant scheme documents to allow them to consider the terms of the Scheme of Arrangement and the proposed Restructuring.

6. The Scheme of Arrangement must then be approved by the requisite statutory majority, being a majority in number representing 75% in value of the creditors or class of creditors (as the case may be) present and voting either in person or by proxy at the Scheme Meeting.

7. Should the Scheme of Arrangement be approved by the requisite statutory majority, XIN will return to the Cayman Court to seek sanction of the Scheme of Arrangement at a subsequent hearing (being, the “Sanction Hearing”).

8. After the Scheme of Arrangement has been sanctioned by the Cayman Court at the Sanction Hearing, the Scheme of Arrangement will not become effective until a copy of the sanction order has been delivered to the Registrar of Companies in the Cayman Islands.

VII.	TERMS OF THE NEW SHARES

The New Shares to be issued to Scheme Creditors as part of the Scheme Consideration under the Restructuring will be common stock of the Company, and will be subject to, inter alia, the following terms and conditions as set out under the RSA:

1. Conditions Precedent

The New Shares will be issued on the Restructuring Effective Date (as defined in the RSA) subject to the fulfilment of the following conditions:

a.	the Spin-off is consummated

b.	the Scheme of Arrangement being approved by the requisite majority of Scheme Creditors and sanctioned by the Cayman Court; and

c.	the conditions to the Restructuring Effective Date (as set out in the RSA) have been either satisfied or waived by the Significant Initial Consenting Creditors, as the case may be, on or prior to the Restructuring Effective Date.

2. Issue Price

Assuming the Spin-off is consummated as planned and the Restructuring Effective Date occurs, the New Shares will be issued by the Company to Scheme Creditors who elect a portion of the New Shares as part or all of their respective Scheme Consideration, at a price of US$1.5125 per share.

3. Capped New Shares Amount

The Scheme Creditors may elect any proportion of the New Shares, the New Perpetual Securities and the New Senior Notes to be received as their respective Scheme Consideration, provided that, inter alia, (i) the total number of New Shares to be issued by the Company shall not exceed 54,000,000 shares of the Company’s common stock (the “Capped New Shares Amount”), and in the event that the number of New Shares elected by the Scheme Creditors exceeds the Capped New Shares Amount, the New Shares shall be allocated to Scheme Creditors who elected such option on a pro rata basis; (ii) for any Scheme Creditor that elects a portion of the New Shares as part or all of its Scheme Consideration, if the total number of New Shares elected by the Scheme Creditors exceeds the Capped New Shares Amount, the portion of New Shares that will not be allocated to such Scheme Creditor (see the immediate sentence below) will be New Perpetual Securities.

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4. Lock-up Arrangement

The New Shares are subject to a period of lock-up period of eight (8) years (the “Lock-up Period”), such that in every year subsequent to the Restructuring Effective Date, no more than one-eighth (1/8) of such number of New Shares as issued to the relevant Scheme Creditor as of the Restructuring Effective Date can be publicly sold, offered for sale, transferred, pledged or hypothecated on non-cumulative basis, subject to the transfer restrictions below, or as otherwise agreed by the Company.

5. Transfer Restrictions

The New Shares will be issued to investors who are not U.S. Persons (as defined in Regulation S under the Securities Act) pursuant to Regulation S of the Securities Act, subject to transfer restrictions pursuant to the Securities Act and other applicable laws, and will not be registered under the Securities Act.

6. Restrictive Legends

The New Shares will bear the following restrictive legends:

“THESE SECURITIES ARE BEING OFFERED TO INVESTORS WHO ARE NOT U.S. PERSONS (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT OF 1933, AS AMENDED (“THE SECURITIES ACT”)) AND WITHOUT REGISTRATION WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT IN RELIANCE UPON REGULATION S PROMULGATED UNDER THE SECURITIES ACT.

PRIOR TO THE EXPIRATION OF THE 40-DAY DISTRIBUTION COMPLIANCE PERIOD UNDER REGULATION S (THE “REG S COMPLIANCE PERIOD”), THE SHARES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED IN THE UNITED STATES TO, OR FOR THE ACCOUNT OR BENEFIT OF, A U.S. PERSON (AS DEFINED IN REGULATION S), EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS OF THE STATES OF THE UNITED STATES AND OTHER JURISDICTIONS. DURING THE REG S COMPLIANCE PERIOD, ANY OFFERS AND SALES MUST BE MADE IN OFFSHORE TRANSACTIONS, WITH THE PURCHASER LOCATED OUTSIDE THE UNITED STATES AT SUCH TIME. IN ADDITION, NO DIRECTED SELLING EFFORTS MAY BE MADE IN THE UNITED STATES IN CONNECTION WITH SUCH OFFERS OR SALES. ANY OFFER, SALE, PLEDGE OR OTHER TRANSFER MADE OTHER THAN IN COMPLIANCE WITH THE ABOVE SHALL NOT BE RECOGNIZED BY THE COMPANY.

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AFTER THE EXPIRATION OF THE REG S COMPLIANCE PERIOD, THE SHARES WILL BE DEEMED “RESTRICTED SECURITIES” UNDER RULE 144 OF THE SECURITIES ACT AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, (B) IN ACCORDANCE WITH RULE 144 OR (C) PURSUANT TO ANOTHER APPLICABLE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT, IN EACH CASE IN COMPLIANCE WITH ALL APPLICABLE SECURITIES LAWS OF THE UNITED STATES AND OTHER RELEVANT JURISDICTIONS. HEDGING TRANSACTIONS MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT. THE SHARES REPRESENTED HEREBY ARE SUBJECT TO TRANSFER RESTRICTIONS AND VOTING RIGHTS SET FORTH IN THE SCHEME OF ARRANGEMENT DATED [MM/DD/YY], INCLUDING LIMITATIONS ON PUBLIC SALES TO 1/8TH OF TOTAL SHARES PER YEAR FOLLOWING [MM/DD/YY]. A COPY OF SUCH SCHEME OF ARRANGEMENT IS ON FILE WITH THE COMPANY AND AVAILABLE UPON REQUEST. ANY TRANSFEREE OF ANY OF THE SHARES REPRESENTED HEREBY IN A PRIVATE SALE SHALL BE SUBJECT TO THE RECEIPT BY THE COMPANY OF A LEGAL OPINION FROM LEGAL COUNSEL SATISFACTORY TO THE COMPANY TO THE EFFECT THAT THE PRIVATE SALE COMPLIES WITH APPLICABLE FEDERAL OR STATE SECURITIES LAWS AND THE RESALE CONDITIONS MENTIONED ABOVE.”

Please reference the RSA and Restructuring Term Sheet for additional information regarding the terms of the New Shares in Exhibit A.

VIII.	TERMS OF THE New Perpetual Securities

The New Perpetual Securities will be issued by the Company as part of the Restructuring and will be subject to, inter alia, the following terms and conditions as set out under the RSA:

1. PRINCIPAL AMOUNT

The maximum original amount of the New Perpetual Securities, calculated as of June 30, 2025 (the “Reference Date”), will equal 100% of the outstanding principal of all Scheme Debts held by Scheme Creditors at the Record Time (as each of such terms are defined in the RSA or Restructuring Term Sheet), plus any accrued and unpaid interest (including paid-in-kind (“PIK”) interest) up to the earlier of the Restructuring Effective Date or the Reference Date. From this total, the principal amount of the New Senior Notes (calculated as of June 30, 2025) and the aggregate value of the New Shares – based on a share price of US $1.5125 – will be deducted to arrive at the final principal amount of the New Perpetual Securities.

2. MATURITY DATE

The New Perpetual Securities have no maturity date.

3. Distributions

If the Company pays dividends on Parity Obligations (as defined in the Restructuring Term Sheet), which are securities ranking equally to the New Perpetual Securities, it must pay all due and unpaid distributions on the New Perpetual Securities within 180 days (the “Distribution” or “Distributions”).

4. TRANSFER RESTRICTIONS

The New Perpetual Securities will be issued to investors who are not U.S. Persons (as defined in Regulation S under the Securities Act) pursuant to Regulation S of the Securities Act, subject to transfer restrictions pursuant to the Securities Act and other applicable laws, and will not be registered under the Securities Act.

23

5. FORM AND DENOMINATION

The New Perpetual Securities will be issued in fully registered form with a minimum denomination of US$1,000 and integral multiples of US$1 in excess thereof.

6. Restrictive Legends

The New Perpetual Securities will bear the following restrictive legends:

“THESE SECURITIES ARE BEING OFFERED TO INVESTORS WHO ARE NOT U.S. PERSONS (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT OF 1933, AS AMENDED (“THE SECURITIES ACT”)) AND WITHOUT REGISTRATION WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT IN RELIANCE UPON REGULATION S PROMULGATED UNDER THE SECURITIES ACT.

PRIOR TO THE EXPIRATION OF THE 40-DAY DISTRIBUTION COMPLIANCE PERIOD UNDER REGULATION S (THE “REG S COMPLIANCE PERIOD”), THE SHARES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED IN THE UNITED STATES TO, OR FOR THE ACCOUNT OR BENEFIT OF, A U.S. PERSON (AS DEFINED IN REGULATION S), EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS OF THE STATES OF THE UNITED STATES AND OTHER JURISDICTIONS. DURING THE REG S COMPLIANCE PERIOD, ANY OFFERS AND SALES MUST BE MADE IN OFFSHORE TRANSACTIONS, WITH THE PURCHASER LOCATED OUTSIDE THE UNITED STATES AT SUCH TIME. IN ADDITION, NO DIRECTED SELLING EFFORTS MAY BE MADE IN THE UNITED STATES IN CONNECTION WITH SUCH OFFERS OR SALES. ANY OFFER, SALE, PLEDGE OR OTHER TRANSFER MADE OTHER THAN IN COMPLIANCE WITH THE ABOVE SHALL NOT BE RECOGNIZED BY THE COMPANY.

AFTER THE EXPIRATION OF THE REG S COMPLIANCE PERIOD, THE SHARES WILL BE DEEMED “RESTRICTED SECURITIES” UNDER RULE 144 OF THE SECURITIES ACT AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, (B) IN ACCORDANCE WITH RULE 144 OR (C) PURSUANT TO ANOTHER APPLICABLE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT, IN EACH CASE IN COMPLIANCE WITH ALL APPLICABLE SECURITIES LAWS OF THE UNITED STATES AND OTHER RELEVANT JURISDICTIONS. HEDGING TRANSACTIONS MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT.

ANY TRANSFEREE OF ANY OF THE SHARES REPRESENTED HEREBY IN A PRIVATE SALE SHALL BE SUBJECT TO THE RECEIPT BY THE COMPANY OF A LEGAL OPINION FROM LEGAL COUNSEL SATISFACTORY TO THE COMPANY TO THE EFFECT THAT THE PRIVATE SALE COMPLIES WITH APPLICABLE FEDERAL OR STATE SECURITIES LAWS AND THE RESALE CONDITIONS MENTIONED ABOVE.”

Please reference the RSA and Restructuring Term Sheet for additional information regarding the terms of the New Perpetual Securities in Exhibit A.

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IX.	TERMS OF THE New Senior Notes

The New Senior Notes will be issued by XIN SpinCo as part of the Restructuring and will be subject to, inter alia, the following terms and conditions as set out under the RSA:

1. PRINCIPAL AMOUNT

The maximum original amount of the New Senior Notes, calculated as of the Reference Date, equals 100% of the outstanding principal of all Scheme Debts held by Scheme Creditors at the Record Time, plus accrued and unpaid interest (including PIK interest) up to the earlier of the Restructuring Effective Date or the Reference Date, minus the principal amount of the New Perpetual Securities and the aggregate value of the New Shares.

2. MATURITY DATE

The maturity date of the New Senior Notes is the 8-year anniversary of the Restructuring Effective Date.

3. INTEREST

Interest on the New Senior Notes accrues at 3.0% per annum and is payable semi-annually in arrears. For the first three years starting six months after the Restructuring Effective Date, interest will be paid entirely as PIK. Beginning on the third anniversary of the original issue date, interest will be split into 1.0% cash and 2.0% PIK annually.

4. MANDATORY REDEMPTION

The New Senior Notes are subject to mandatory redemption starting on the fourth anniversary of their original issue date, with 5% of the original principal amount redeemed each year for four consecutive years. Redemption will be at 100% of the outstanding principal plus accrued interest up to the applicable redemption date unless earlier fully redeemed.

5. TRANSFER RESTRICTIONS

The New Senior Notes will be issued to investors who are not U.S. Persons (as defined in Regulation S under the Securities Act) pursuant to Regulation S of the Securities Act, subject to transfer restrictions pursuant to the Securities Act and other applicable laws, and will not be registered under the Securities Act.

6. Restrictive Legends

The New Senior Notes will bear the following restrictive legends:

“THESE SECURITIES ARE BEING OFFERED TO INVESTORS WHO ARE NOT U.S. PERSONS (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT OF 1933, AS AMENDED (“THE SECURITIES ACT”)) AND WITHOUT REGISTRATION WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT IN RELIANCE UPON REGULATION S PROMULGATED UNDER THE SECURITIES ACT.

25

PRIOR TO THE EXPIRATION OF THE 40-DAY DISTRIBUTION COMPLIANCE PERIOD UNDER REGULATION S (THE “REG S COMPLIANCE PERIOD”), THE SHARES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED IN THE UNITED STATES TO, OR FOR THE ACCOUNT OR BENEFIT OF, A U.S. PERSON (AS DEFINED IN REGULATION S), EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS OF THE STATES OF THE UNITED STATES AND OTHER JURISDICTIONS. DURING THE REG S COMPLIANCE PERIOD, ANY OFFERS AND SALES MUST BE MADE IN OFFSHORE TRANSACTIONS, WITH THE PURCHASER LOCATED OUTSIDE THE UNITED STATES AT SUCH TIME. IN ADDITION, NO DIRECTED SELLING EFFORTS MAY BE MADE IN THE UNITED STATES IN CONNECTION WITH SUCH OFFERS OR SALES. ANY OFFER, SALE, PLEDGE OR OTHER TRANSFER MADE OTHER THAN IN COMPLIANCE WITH THE ABOVE SHALL NOT BE RECOGNIZED BY THE COMPANY.

The SECURITIES MUST BE initially issued as temporary global securities that are only exchangeable for definitive securities after the Reg S Compliance Period ends and the holder certifies their non-U.S. status or that the purchase of the SECURITIES was exempt from registration under the Securities Act.

ANY TRANSFEREE OF ANY OF THE SHARES REPRESENTED HEREBY IN A PRIVATE SALE SHALL BE SUBJECT TO THE RECEIPT BY THE COMPANY OF A LEGAL OPINION FROM LEGAL COUNSEL SATISFACTORY TO THE COMPANY TO THE EFFECT THAT THE PRIVATE SALE COMPLIES WITH APPLICABLE FEDERAL OR STATE SECURITIES LAWS AND THE RESALE CONDITIONS MENTIONED ABOVE.”

Please reference the RSA and Restructuring Term Sheet for additional information regarding the terms of the New Senior Notes in Exhibit A.

26

X.	RSA Fee

Consenting creditors who meet the requirements and conditions as set out in the RSA may be entitled to receive an RSA Fee (the “RSA Fee”). Details of such entitlement and conditions are outlined in the RSA.

XI.	Target Milestones

1. Target Scheme Meeting Date: On or about October 31, 2025; and

2. Target Restructuring Effective Date: On or about December 15, 2025 (subject to the terms of the RSA and sanctions of the court of the Cayman Islands).

XII.	RECENT PROGRESS AND MILESTONES

1. The RSA has been finalized with the initial consenting creditors; and

2. Approximately 31.48% of creditors (by principal amount of Scheme Notes held) have expressed support for the Restructuring by signing and acceding to the RSA.

XIII.	U.S. SECURITIES LAW CONSIDERATIONS AND TRANSFER RESTRICTIONS

The Restructuring Securities are being offered in reliance on the exemption from registration provided by Regulation S under the Securities Act. As such, the Restructuring Securities have not been and will not be registered with the U.S. Securities and Exchange Commission. This exemption permits the Company or XIN SpinCo to offer the Restructuring Securities to investors outside of the United States who are not “U.S. persons” (as defined in Regulation S) provided that specific conditions are met.

The Regulation S requirements applicable to the Restructuring Securities will vary based on the nature of the security and the status of the issuer. The New Shares (common equity) and New Perpetual Securities (preferred equity with debt-like features), each to be issued by XIN, a reporting foreign private issuer, are expected to fall under Category 2 of Regulation S. As such, the New Shares and the New Perpetual Securities will be subject to a 40-day distribution compliance period, during which any offers and sales must occur in offshore transactions to non-U.S. persons, and no directed selling efforts may be made in the United States. In contrast, the New Senior Notes (debt securities) to be issued by XIN SpinCo – a non-reporting (at such time), non-U.S. issuer – are expected to fall under Category 3. Accordingly, the New Senior Notes cannot be sold to U.S. persons (except distributors) during the 40-day compliance period and must be initially issued as temporary global securities that are only exchangeable for definitive securities after the 40-day compliance period ends and the holder certifies their non-U.S. status or that the purchase of the New Senior Notes was exempt from registration under the Securities Act.

All securities issued under Regulation S will remain “restricted securities” under Rule 144 of the Securities Act and may only be resold or transferred pursuant to an effective registration statement, in compliance with Rule 144 or under another valid exemption from registration. In each case, such transfers must also comply with applicable U.S. state and non-U.S. securities laws. In addition, any private resale of the Restructuring Securities must be supported by a legal opinion, satisfactory to the Company, confirming that the proposed transfer complies with applicable securities laws.

The New Shares are also subject to contractual restrictions set forth in the Scheme of Arrangement dated [MM/DD/YY], including a limitation on public sales to no more than one-eighth (1/8th) of the total number of shares per year following [MM/DD/YY]. Hedging transactions involving the New Shares are likewise prohibited unless conducted in full compliance with the Securities Act.

27

XIV.	risk factors

1. We may not be able to complete the Restructuring.

There can be no assurance that the proposed Restructuring will be completed as currently contemplated or at all. Completion is subject to a number of conditions, including shareholder and court approvals. If any of these conditions are not met or waived, we may determine not to proceed with the Restructuring.

2. The number of Restructuring Securities issued in connection with the Restructuring may differ from current expectations.

The final structure of the Restructuring may result in a different number or class of Restructuring Securities being issued than initially proposed. This could impact shareholder ownership percentages and voting power. Further, there may be no Spin-Off Shares issued in the Restructuring.

3. We will remain subject to indebtedness.

The completion of the Restructuring will eliminate all of our existing USD-denominated bonds, but not all of our existing debt obligations. As a result, we will continue to be subject to the risks associated with our outstanding indebtedness, including interest payments, refinancing risks and potential restrictions on operations under debt covenants.

4. The Restructuring may not achieve its intended benefits.

There is no guarantee that the Restructuring will result in the anticipated strategic, operational or financial benefits. External market conditions, execution challenges or legal constraints may limit the effectiveness of the Restructuring or delay its impact.

5. Impact of the Restructuring on dividend distributions.

The Company’s ability to declare and pay dividends following the proposed Restructuring may be impacted by several factors. There is no assurance that dividends will be declared in the future. If the Restructuring is approved, XIN SpinCo may issue new securities, including notes, which could impose financial obligations or restrictions that limit available cash for dividends.

Based on the Term Sheet of Restructuring, if any payment of Distribution to the holders of the New Perpetual Securities is scheduled to be made on a given Distribution payment date but is deferred by the Company, the Company shall not: declare or pay any dividends or other distributions in respect of the Junior Obligations (or contribute any moneys to a sinking fund for the payment of any dividends or other distributions in respect of any such Junior Obligations); or declare or pay any dividends or other distributions in respect of Parity Obligations the terms of which provide that making payments of dividends or other distributions in respect thereof are fully at the discretion of the Company (or contribute any moneys to a sinking fund for the payment of any dividends or other distributions in respect of any such Parity Obligations), in each case, until the Distribution scheduled to be paid on any immediately subsequent distribution payment date has been paid in full to the holders of the New Perpetual Securities.

28

In the event that the Company declares, resolves to declare, or pays any dividends or other distributions in respect of the Junior Obligations (or contributes any moneys to a sinking fund for the payment of any dividends or other distributions in respect of any such Junior Obligations), or declares, resolves to declare, or pays any dividends or other distributions in respect of Parity Obligations the terms of which provide that making payments of dividends or other distributions in respect thereof are fully at the discretion of the Company (or contribute any moneys to a sinking fund for the payment of any dividends or other distributions in respect of any such Parity Obligations), then the Company shall, no later than 180 days from the date of such declaration or payment as above, to pay in full all scheduled and unpaid Distributions (including any deferred and accrued Distributions) then due and payable on the New Perpetual Securities as of such date of payment.

“Junior Obligation” means (i) any ordinary share of the common stock Company and (ii) any class of the Company’s share capital and any instrument or security (including without limitation any preference shares) issued, entered into or guaranteed by the Company which ranks or is expressed to rank, by its terms or by operation of law, junior to the New Perpetual Securities.

“Parity Obligation” means (any security, preference share or other similar obligation

6. The Scheme of Arrangement is subject to the approval of the Cayman Islands court, and there can be no assurance that such approval will be obtained.

The implementation of the Scheme of Arrangement is conditional upon, among other things, the sanction of the Cayman Islands court. There can be no assurance that the Court will approve the Scheme of Arrangement as proposed or at all. Failure to obtain court approval may materially and adversely affect the Company’s ability to accomplish the Restructuring.

7. If the Scheme of Arrangement is not approved, this proxy statement and shareholder resolutions may have no legal effect, and alternative restructuring proceedings may be pursued.

In the event the Scheme of Arrangement is not sanctioned by the Cayman Islands court, or fails to become effective for any other reason, the approval of the shareholders of the Restructuring will have no binding effect. In such circumstances, the Company may be unable to implement the proposed restructuring and may need to consider alternative restructuring strategies.

8. Holders of New Perpetual Securities under the Scheme may be subject to restrictions on distributions, including “Distribution Stoppers” and “Distribution Pushers”.

The New Perpetual Securities proposed to be issued under the Scheme of Arrangement contain restrictive covenants on the ability to make distributions, including provisions known as “Distribution Stoppers” and “Distribution Pushers” as set out in Schedule 5 of the RSA. These provisions may limit the Company’s ability to declare or pay dividends on other equity securities while distributions on the New Perpetual Securities are deferred or unpaid.

XV.	INVITATION TO ACCEDE

In the interests of all parties involved in the proposed Restructuring, the Company sincerely invites all remaining holders of the outstanding Notes who have not yet acceded to the RSA to review the terms of the RSA and consider acceding to it as soon as practicable.

Holders of the Notes may accede to the RSA by submitting to D.F. KING LTD, in its capacity as the information agent in connection with the Restructuring under the RSA (the “Information Agent”), via the accession portal at https://clients.dfkingltd.com/xinyuan, a duly completed and executed Accession Letter along with valid evidence of beneficial holding.

The Information Agent will also be available to respond to any queries regarding the accession process (contact details will be provided in the RSA).

29

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR PROPOSAL 2,

THE RESTRUCTURING TRANSACTION

An affirmative vote by special resolution of the holders of a simple majority of two-thirds of the shares present in person or represented by proxy and voting at the Meeting will be required to approve this proposal.

30

Supplemental Information for

Consideration of Proposals 1 and 2

I.	FINANCIAL INFORMATION

1. Audited Financial Statements of xin for the fiscal periods ending December 31, 2024 and December 31, 2023:

Pre Spin-Off and Restructuring

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(ALL amounts stated in US$, except for number of shares data)

	Notes	December 31, 2023	December 31, 2024
		US$	US$
ASSETS

Current assets
Cash and cash equivalents		129,243,923	94,444,126
Restricted cash		101,577,317	57,941,758
Short-term investments	3	5,422,264	3,106,107
Accounts receivable, net		44,252,051	42,101,736
Other receivables	4	378,656,298	339,695,310
Deposits for land use rights		31,973,682	30,270,992
Other deposits and prepayments		259,752,148	235,424,409
Advances to suppliers		39,803,727	37,155,618
Real estate properties development completed and under development	5	3,307,964,969	3,206,897,355
Amounts due from related parties	17	192,626,511	191,715,053
Amounts due from employees	17	1,038,494	805,503
Other current assets		900,641	966,930

Total current assets		4,493,212,025	4,240,524,897

Non-current assets
Real estate properties held for lease, net	6	322,552,001	306,314,884
Deposits for land use rights and properties		32,473,512	31,996,013
Property and equipment, net	7	25,543,359	13,331,980
Long-term investments	8	73,787,743	67,898,666
Deferred tax assets	14	283,687,539	282,311,518
Amounts due from related parties	17	14,805,229	14,641,366
Contract assets		34,255,318	25,373,383
Operating lease right-of-use assets	12	1,615,626	372,277
Other assets		51,460,879	39,712,747

Total non-current assets		840,181,206	781,952,834

TOTAL ASSETS		5,333,393,231	5,022,477,731

31

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(ALL amounts stated in US$, except for number of shares data)

	Notes	December 31, 2023	December 31, 2024
		US$	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable and notes payable (including accounts payable and notes payable of the VIEs without recourse to the primary beneficiary of US$13,215 and US$13,021 as of December 31, 2023 and 2024, respectively)		1,023,913,738	992,213,130
Short-term bank loans and other debt	9	63,295,071	62,364,365
Customer deposits	13	740,013,355	525,882,552
Income tax payable		294,923,155	264,605,419
Other payables and accrued liabilities (including other payables and accrued liabilities of the VIEs without recourse to the primary beneficiary of US$3,831,970 and US$2,134,884 as of December 31, 2023 and 2024, respectively)	16	659,501,859	779,236,665
Payroll and welfare payable (including payroll and welfare payable of the VIEs without recourse to the primary beneficiary of US$319,565 and US$164,573 as of December 31, 2023 and 2024, respectively)		14,191,467	13,989,715
Current portion of long-term bank loans and other debt	10,11	1,265,784,530	1,082,607,536
Operating lease liabilities, current portion	12	2,228,329	747,044
Mandatorily redeemable non-controlling interests		9,741,467	10,725,626
Amounts due to related parties	17	72,910,425	69,493,602

Total current liabilities		4,146,503,396	3,801,865,654

Non-current liabilities
Long-term bank loans	10	152,088,997	180,976,059
Deferred tax liabilities	14	347,969,036	399,069,727
Unrecognized tax benefits	14	103,047,687	104,307,339
Other long-term debt	11	476,033,481	478,767,048
Operating lease liabilities	12	338,252	77,442

Total non-current liabilities		1,079,477,453	1,163,197,615

Total liabilities		5,225,980,849	4,965,063,269

Commitments and contingencies	21

Shareholders’ deficit
Common shares, US$0.0001 par value:
Authorized-500,000,000 shares; shares issued and outstanding- 112,812,481 shares as of December 31, 2024 (2023: 113,671,841 shares)	19	17,554	17,554
Additional paid-in capital		546,549,246	534,233,824
Statutory reserves		179,843,852	180,160,066
Accumulated deficits		(616,742,846)	(671,470,599)
Accumulated other comprehensive loss		(26,603,172)	(30,521,402)
Treasury shares	18	(116,793,448)	(116,593,657)

Total Xinyuan Real Estate Co., Ltd. shareholders’ deficit		(33,728,814)	(104,174,214)

Non-controlling interest	23	141,141,196	161,588,676

Total equity		107,412,382	57,414,462

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		5,333,393,231	5,022,477,731

32

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2022, 2023, and 2024

(ALL amounts stated in US$, except for number of shares data)

		Year ended December 31,
	Notes	2022	2023	2024
		US$	US$	US$
Revenue:
Real estate sales		809,412,923	658,073,173	385,528,684
Real estate management services income		105,460,071	93,676,874	96,508,350
Real estate lease income		20,782,612	37,218,451	19,987,093
Other revenue		14,356,567	16,005,977	12,650,868

Total revenue		950,012,173	804,974,475	514,674,995

Costs of revenue:
Cost of real estate sales		(768,356,253)	(557,662,795)	(334,795,000)
Cost of real estate management services income		(79,609,736)	(72,310,054)	(79,733,796)
Cost of real estate lease income		(20,287,953)	(33,920,221)	(10,035,727)
Other costs		(9,802,123)	(8,616,049)	(7,680,447)

Total costs of revenue		(878,056,065)	(672,509,119)	(432,244,970)

Gross profit		71,956,108	132,465,356	82,430,025
Selling and distribution expenses		(29,458,486)	(9,927,659)	(5,410,108)
General and administrative expenses		(96,106,518)	(74,244,144)	(38,120,563)
Gain on disposal of property held for lease		5,687,312	—	72,070
Impairment loss on goodwill		(1,481,006)	—	—

Operating (loss)/income		(49,402,590)	48,293,553	38,971,424
Interest income		8,207,327	4,779,314	3,121,364
Interest expense		(158,008,411)	(176,940,318)	(117,409,422)
Net gain on debt extinguishment	11	9,620,914	169,932,886	48,643,696
Loss on short-term investments	3	(71,675,454)	(7,626,097)	(700,539)
Share of loss of equity investees	8	(26,166,538)	(17,914,070)	(9,230,998)
Exchange gains		39,952,338	13,482,057	8,264,806
Gain on modification of debt	11	—	26,372,965	21,253,128
Other (loss)/income		(1,968,849)	25,426,872	15,962,738

(Loss)/income from operations before income taxes		(249,441,263)	85,807,162	8,876,197
Income taxes expenses	14	(9,241,462)	(55,275,451)	(54,899,488)

Net (loss)/income		(258,682,725)	30,531,711	(46,023,291)
Net (loss)/income attributable to non-controlling interest		(4,670,836)	9,750,314	(4,995,448)

Net (loss)/income attributable to Xinyuan Real Estate Co., Ltd. shareholders		(263,353,561)	40,282,025	(51,018,739)

(Loss)/income per share:
Basic	19	(2.44)	0.38	(0.45)
Diluted	19	(2.44)	0.38	(0.45)

Shares used in computation:
Basic	19	107,849,225	106,686,376	112,234,853
Diluted	19	107,849,225	106,686,376	112,234,853

Foreign currency translation adjustments		(67,014,536)	(6,770,114)	(5,025,283)

Comprehensive (loss)/income		(325,697,261)	23,761,597	(51,048,574)
Comprehensive income/(loss) attributable to non-controlling interest		5,804,943	11,532,734	(3,888,395)

Comprehensive (loss)/income attributable to Xinyuan Real Estate Co., Ltd. shareholders		(319,892,318)	35,294,331	(54,936,969)

33

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended December 31, 2022, 2023, and 2024

(ALL amounts stated in US$, except for number of shares data)

								Total Xinyuan Real
						Retained	Accumulated	Estate Co.,	Non-
				Additional		Earnings	Other	Ltd.	controlling
	Number of	Common	Treasury	Paid-in	Statutory	/(Accumulated	Comprehensive	shareholders’	Interest
	Shares	Shares	Shares	Capital	Reserves	Deficits)	Income / (Loss)	equity	(Note 24)	Total
		US$	US$	US$	US$	US$	US$	US$	US$	US$
BALANCE AT DECEMBER 31, 2021	107,757,721	16,415	(116,061,577)	544,386,509	178,497,890	(387,664,005)	34,923,279	254,098,511	159,130,726	413,229,237
Foreign currency translation	—	—	—	—	—	—	(56,538,757)	(56,538,757)	(10,475,779)	(67,014,536)
Stock-based compensation expenses	271,536	—	—	568,047	—	—	—	568,047	—	568,047
Net loss	—	—	—	—	—	(263,353,561)	—	(263,353,561)	4,670,836	(258,682,725)
Appropriation to statutory reserves	—	—	—	—	959,207	(959,207)	—	—	—	—
Dividends to shareholders	—	—	—	—	—	(4,661,341)	—	(4,661,341)	—	(4,661,341)
Acquisition of non-controlling interests	—	—	—	—	—	—	—	—	(651,853)	(651,853)
BALANCE AT DECEMBER 31, 2022	108,029,257	16,415	(116,061,577)	544,954,556	179,457,097	(656,638,114)	(21,615,478)	(69,887,101)	152,673,930	82,786,829
Issuance of ordinary shares	11,398,784	1,139	—	1,594,690	—	—	—	1,595,829	—	1,595,829
Repurchase of ordinary shares	(5,756,200)	—	(731,871)	—	—	—	—	(731,871)	—	(731,871)
Foreign currency translation	—	—	—	—	—	—	(4,987,694)	(4,987,694)	(1,782,420)	(6,770,114)
Stock-based compensation expenses	—	—	—	—	—	—	—	—	—	—
Net income (loss)	—	—	—	—	—	40,282,025	—	40,282,025	(9,750,314)	30,531,711
Appropriation to statutory reserves	—	—	—	—	386,755	(386,755)	—	—	—	—
BALANCE AT DECEMBER 31, 2023	113,671,841	17,554	(116,793,448)	546,549,246	179,843,852	(616,742,846)	(26,603,172)	(33,728,814)	141,141,196	107,412,382
Partial disposal of subsidiary	—	—	—	(13,417,682)	—	—	—	(13,417,682)	16,559,085	3,141,404
Repurchase of ordinary shares	(3,363,580)	—	(440,576)	—	—	—	—	(440,576)	—	(440,576)
Foreign currency translation	—	—	—	—	—	—	(3,918,230)	(3,918,230)	(1,107,053)	(5,025,283)
Stock-based compensation expenses	—	—	—	1,102,260	—	—	—	1,102,260	—	1,102,260
Net income (loss)	—	—	—	—	—	(51,018,739)	—	(51,018,739)	4,995,448	(46,023,291)
Appropriation to statutory reserves	—	—	—	—	316,214	(316,214)	—	—	—	—
Dividends to shareholders	—	—	—	—	—	(3,392,800)	—	(3,392,800)	—	(3,392,800)
Disposal of ordinary shares	2,504,220	—	640,367	—	—	—	—	—	—	640,367
BALANCE AT DECEMBER 31, 2024	112,812,481	17,554	(116,593,657)	534,233,824	180,160,066	(671,470,599)	(30,521,402)	(104,174,214)	161,588,676	57,414,462

34

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2022, 2023, and 2024

(ALL amounts stated in US$, except for number of shares data)

	Year ended December 31,
	2022	2023	2024
	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss)/income	(258,682,725)	30,531,711	(46,023,291)
Adjustments to reconcile net (loss)/income to net cash provided by/(used in) operating activities:
Depreciation and amortization	13,168,207	22,506,645	(809,102)
Stock-based compensation expenses (Note 15)	568,047	—	1,102,260
Deferred tax expenses/(benefit)	92,635,419	(98,128,752)	43,064,499
Amortization of deferred charges	5,728,866	7,739,849	345,921
Share of loss of equity investees	26,166,538	17,914,070	9,230,998
Exchange gain	(39,952,338)	(13,482,057)	(8,264,806)
Changes in unrecognized tax benefit	6,298,039	11,044,674	17,636,751
Gain on extinguishment of debt (Note 11)	(9,620,914)	(169,932,886)	(48,643,696)
Loss on short-term investments	71,675,454	7,626,097	700,539
Gain on disposal of property held for lease	(5,687,312)	—	(72,070)
Proceeds from disposal of short-term investments	359,025	—	—
Gain on modification of debt	—	(26,372,965)	(21,253,128)
Allowance for doubtful accounts	2,119,346	2,082,081	2,430,695
Impairment loss on goodwill	1,481,006	—	—
Others	(64,687)	3,404,181	5,524,096

Changes in operating assets and liabilities:
Accounts receivable	22,272,540	(14,027,916)	(934,499)
Real estate properties development completed and under development	(506,304,362)	(53,100,033)	61,571,275
Contract assets	(18,682,950)	18,055,825	8,704,038
Real estate properties held for lease	(51,502,401)	13,493,374	19,822,059
Advances to suppliers	61,413,770	13,595,505	2,099,119
Other receivables	(103,913,042)	(2,456,245)	32,859,111
Deposits for land use rights	(1,182,046)	1,326,894	1,244,327
Other deposits and prepayments	15,076,597	57,657,023	20,903,928
Other current assets	(6,456,006)	6,975,279	352,598
Amounts due from related parties	47,297,291	7,825,323	(1,996,056)
Amounts due from employees	(47,565)	405,575	214,327
Other assets	14,383,358	769,425	9,438,651
Accounts payable	(94,511,442)	89,556,104	(16,920,975)
Customer deposits	210,848,409	(522,223,988)	(205,242,047)
Income tax payable	13,392,278	58,023,234	(26,233,265)
Other payables and accrued liabilities	(29,962,164)	258,398,911	157,349,835
Payroll and welfare payable	2,392,037	(1,980,925)	(3,845)
Amounts due to related parties	(10,979,186)	2,000,000	—
Net cash (used in)/provided by operating activities	(530,272,913)	(270,773,987)	18,198,247

35

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2022, 2023, and 2024

(ALL amounts stated in US$, except for number of shares data)

	Year ended December 31,
	2022	2023	2024
	US$	US$	US$
CASH FLOWS FROM INVESTING ACTIVITIES:
Disposal of properties held for lease and property and equipment	3,264,138	82,512	9,202,167
Purchase of property and equipment	(28,681)	(372,937)	(590,389)
Acquisition of subsidiaries, net of cash acquired	510,108,525	—	(268,836)
Acquisition of long-term investments	—	414,661	192,012
Purchase of Investment product	—	(1,411,891)	1,428,264
Proceeds of sales of equity interest of subsidiaries	—	180,702	—
Loan to employees	554,309	—	—

Net cash provided by/(used in) investing activities	513,898,291	(1,106,953)	9,963,218

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common shares	—	1,595,830	—
Purchase of treasury shares (Note 18)	—	(731,871)	(440,576)
Disposal of ordinary shares	—	—	640,367
Dividends to shareholders	(4,661,341)	—	(3,392,800)
Amounts due to related parties	(4,068,750)	5,432,379	(2,396,841)
Repayments of short-term bank loans and current portion of long-term bank loans	(205,502,651)	(110,453,807)	(81,115,077)
Proceeds from short-term bank loans and current portion of long-term bank loans	5,825,838	—	2,106,648
Repayment of long-term bank loans	(38,472,000)	—	—
Proceeds from long-term bank loans	83,335,835	20,314,059	27,746,217
Repayment of other short-term debt	(4,059,023)	—	(83,972,898)
Proceeds from other short-term debt	85,768,101	—	32,500,000
Repayment of other long-term debt	(98,522,299)	—	—
Proceeds from other long-term debt	124,661,778	36,508,218	4,775,069
Payment of principal from finance lease	(5,207,694)	—	—
Proceeds from mandatorily redeemable non-controlling interests	475,728	42,171	1,138,179
Contributions from non-controlling interests, net	—	—	3,141,404

Net cash used in financing activities	(60,426,478)	(47,293,021)	(99,270,308)

NET DECREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(76,801,100)	(319,173,961)	(71,108,843)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(82,342,346)	(10,733,108)	(7,326,513)
Cash, cash equivalents and restricted cash, at beginning of year	719,871,755	560,728,309	230,821,240

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, AT END OF YEAR	560,728,309	230,821,240	152,385,884

SUPPLEMENTARY INFORMATION ON CASH FLOWS
Cash and cash equivalents	283,131,542	129,243,923	94,444,126
Restricted cash	277,596,767	101,577,317	57,941,758

Incomes taxes paid	99,120,026	44,064,294	24,272,715
Interest paid	112,037,414	34,991,943	37,822,272

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2. Financial Statements of the Company Pre spin-off and restructuring and unaudited Pro Forma Financial Statements of the company and xin spinco Post Spin-Off and Restructuring:

	Pre-Spin Off and Restructuring	Post Spin-Off and Restructuring	Post Spin-Off and Restructuring
	XINYUAN (Consolidated, FY 2024 Audited)	XINYUAN Unaudited Pro Forma	XIN SpinCo Unaudited Proforma
	USD $Million
Summary Balance Sheet
Total Current Assets	4,240	360	3,830
Total Non-current Assets	782	107	675
Total Assets	5,022	467	4,505
Total Current Liabilities	3,802	273	3,088
Total Non-Current Liabilities	1,163	3	1,396
Total Liabilities	4,965	276	4,484
Total Shareholders' Equity	57	191	21
Total Liabilities and Shareholders' Equity	5,022	467	4,505

The Pro Forma financial data above are predicated on the following key assumptions:

•	Successful completion of the offshore debt restructuring pursuant to the Company's announced scheme;

•	Settlement of inter-company balances (including receivables and payables) between the two resulting entities at the time of the spin-off;

•	Reasonable estimation of restructuring and spin-off related costs and expenses.

Disclaimer on Pro Forma Financial Data

The financial data under the columns titled “Xinyuan (Post-Spin-off, Pro Forma)” and “Xin SpinCo (Pro Forma)” are internally prepared estimates based on the Company’s audited financial results for the financial year of 2024. These pro forma estimates are preliminary and non-binding in nature. Actual outcomes may differ depending on future business decisions, the implementation of the proposed spin-off and the Restructuring, taxation considerations, and other commercial or regulatory developments.

Please refer to XIN’s most recent Annual Report on Form 20-F for further financial information concerning XIN, including XIN’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.

II.	MATERIAL TAX CONSEQUENCES OF SPIN-OFF AND RESTRUCTURING

1. Tax Treatment of the Spin-Off

For further details and information, please refer to section XIII(5) under Proposal I.

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2. Tax Considerations Regarding Ownership of restructuring Securities

For U.S. federal income tax purposes, the exchange of notes for Restructuring Securities may result in taxable gain or loss, to the extent that the fair market value of the New Shares, or the issue price of the New Senior Notes or New Perpetual Securities, as the case may be, differs from the creditor’s adjusted basis in the notes.

The Restructuring may also increase the likelihood that the Spin-Off will not qualify as a tax-free spinoff for U.S. federal income tax purposes.

3. Taxation of Dividends

For U.S. federal income tax purposes, distributions on Spin-Off Shares will generally be treated as dividends to the extent paid out of current or accumulated earnings and profits. These dividends are includible in income on the date received (or deemed received) and will be treated as foreign-source income if paid by a foreign company. Dividends paid in foreign currency must be included in gross income in U.S. dollars using the exchange rate in effect on the date of receipt. A U.S. Holder (as defined in Section XIII(5) of Proposal 1, above) may recognize foreign currency gain or loss upon subsequent conversion into U.S. dollars if not converted on the date of receipt. Subject to certain limitations, foreign taxes withheld on dividends may be eligible for a U.S. foreign tax credit or a deduction. The rules regarding foreign tax credits are complex, and holders should consult their tax advisers regarding the creditability or deductibility of any such taxes.

LEGAL CONSIDERATIONS

The Companies Act (As Revised), or the “Companies Act,” differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and similar arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of each constituent company and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands Court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

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In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies by way of scheme of arrangement, provided that the arrangement is approved by three-fourths in value of each class of shareholders; or a majority in number of each class of creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

1.	the company is not proposing to act illegally or beyond the scope of its authority and the statutory provisions as to the required majority vote have been met;

2.	the shareholders have been fairly represented at the meeting in question and the majority shareholders are acting in good faith without coercion of the minority to promote interests adverse to those of the relevant class;

3.	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

4.	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

If the arrangement and reconstruction by way of scheme of arrangement is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

When a tender offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

Shareholders’ suits. In principle, we will normally be the proper plaintiff and as a general rule, a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected (and have had occasion) to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, our company to challenge:

1.	an act which is ultra vires or illegal and is therefore incapable of ratification by the shareholders;

2.	an act which constitutes a fraud against the minority where the wrongdoer are themselves in control of the company; and

3.	an act which requires a resolution with a qualified (or special) majority (i.e., more than a simple majority) which has not been obtained.

Anti-takeover provisions. Some provisions of our second amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to redesignate authorized and unissued common shares as other shares or series of shares, to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders. However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our second amended and restated memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

Directors’ fiduciary duties and powers. As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company, and therefore it is considered that he or she owes the following duties to the company-a duty to act bona fide in the best interests of the company, a duty not to make a profit out of his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interests or his or her duty to a third party. A director of a Cayman Island company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, there are indications that the courts are moving towards an objective standard with regard to the required skill and care.

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Under our memorandum and articles of association, directors who are in any way, whether directly or indirectly, interested in a contract or proposed contract with our company shall declare the nature of their interest at a meeting of the board of directors. Following such declaration, a director may vote in respect of any contract or proposed contract notwithstanding his interest. Directors are not required to hold shares; however, a minimum share requirement for directors may be established at a general meeting. Directors may exercise all powers of our company to borrow money, under our memorandum and articles of association, in a variety of ways, including issuing bonds and other securities either outright or as security for any debt liability or obligation of our company or of any third party.

Shareholder action by written resolution. Under Cayman Islands law and our second amended and restated articles of association, our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Removal of Directors. Under our memorandum and articles of association, directors may be removed by a special resolution. In addition, a director’s office shall be vacated if the director (i) gives notice in writing to our company that he resigns the office of director; (ii) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (iii) if he dies, becomes bankrupt or makes any arrangement or composition with his creditors; (iv) is found to be or becomes of unsound mind or dies; (v) resigns his office by notice in writing to the company; (vi) if all other directors (being not less than two in number) resolve that he should be removed as a director or; (vii) is removed from office pursuant to any other provisions of our second amended and restated memorandum and articles of association.

Dissolution; winding up. Under our memorandum and articles of association, if our company is wound up, the liquidator of our company may distribute the assets only by the vote of holders of a two-thirds majority of our outstanding shares being entitled to vote in person or by proxy at a shareholder meeting or by unanimous written resolution.

Amendment of governing documents. Under Cayman Islands law and our memorandum and articles of association, our governing documents may only be amended by special resolution with the vote of holders of two-thirds of our shares entitled to vote in person or by proxy at a shareholder meeting or, as permitted by our articles of association, by unanimous written consent.

Rights of Non-Resident or Foreign Shareholders. There are no limitations imposed by foreign law or by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

SHAREHOLDER COMMUNICATION WITH THE BOARD OF DIRECTORS

The following procedures have been established by our board of directors in order to facilitate communication between our shareholders and our board of directors:

1.	Shareholders may send correspondence, which should indicate that the sender is a shareholder, to our Office of the Board of Directors, by mail to Xinyuan Real Estate Co., Ltd., 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing 100025, the People’s Republic of China.

2.	Our Office of the Board of Directors will be responsible for the initial review and logging of this correspondence and will forward the communication to the director or directors to whom it is addressed, unless it is a type of correspondence which our board of directors has identified as correspondence that may be retained in our files and not sent to directors.

3.	Our board of directors has authorized the Office of the Board of Directors to retain and not send to directors communications that: (a) are advertising or promotional in nature (offering goods or services), (b) solely relate to complaints by clients with respect to common course of business customer service and satisfaction issues, or (c) clearly are unrelated to our business, industry, management, or board or committee matters. These types of communications will be logged and filed but not circulated to directors. Except as set forth in the preceding sentence, the Office of the Board of Directors will not screen communications sent to directors.

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4.	The log of shareholder correspondence will be available to members of our board of directors for inspection. At least once each year, the Office of the Board of Directors will provide to our board of directors a summary of the communications received from shareholders, including the communications not sent to directors in accordance with screening procedures approved by our board of directors.

ACCESS TO CORPORATE GOVERNANCE POLICIES

We have adopted a Code of Business Conduct and Ethics, which is available on our company’s website at https://ir.xyre.com/governance/governance-overview. To the extent required by law, any amendments to, or waivers from, any provision of the Code of Business Conduct and Ethics will be promptly disclosed to the public.

Copies of our Code of Business Conduct and Ethics will be provided to any shareholder upon written request to the Office of the Board of Directors of Xinyuan Real Estate Co., Ltd., 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing 100025, the People’s Republic of China.

ANNUAL REPORT TO SHAREHOLDERS

As permitted by the New York Stock Exchange’s Listed Company Manual, we make our Annual Report to shareholders available on our website. Our annual report on Form 20-F for the fiscal year ended December 31, 2024 has been filed with the U.S. Securities and Exchange Commission. You may obtain a copy of our 2024 Annual Report on Form 20-F by visiting our website at https://ir.xyre.com/financials/sec-filings. If you want to receive a paper or email copy of our 2024 Annual Report on Form 20-F, as amended, you may request one. There is no charge to you for requesting a copy. Please make any such requests to Investor Relations Department of Xinyuan Real Estate Co., Ltd., at irteam@xyre.com or +8610-8588-9376.

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OTHER MATTERS

We know of no other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

July 14, 2025	By:	/s/ Yong Zhang
Yong Zhang
Chairman of the Board

42

Exhibit A

RSA and Restructuring Term Sheet

43

DATED

(1)	XINYUAN REAL ESTATE CO., LTD.

as the Company

(2)	XINYUAN INTERNATIONAL PROPERTY INVESTMENT CO., LTD.

(3)	XINYUAN INTERNATIONAL (HK) PROPERTY INVESTMENT CO., LIMITED

(4)	VICTORY GOOD DEVELOPMENT LIMITED

(5)	SOUTH GLORY INTERNATIONAL LIMITED

(6)	ELITE QUEST HOLDINGS LIMITED

as the Subsidiary Guarantors

AND

(7)	XINYUAN REAL ESTATE, LTD.

as the Subsidiary Guarantor and the Subsidiary Guarantor Pledgor

AND

(8)	THE INITIAL CONSENTING CREDITORS

AND

(9)	D.F. KING LTD

as the Information Agent

RESTRUCTURING SUPPORT AGREEMENT

44

THIS RESTRUCTURING SUPPORT AGREEMENT (the “Agreement”) is dated _____________ 2025.

THE PARTIES:

(1)	XINYUAN REAL ESTATE CO., LTD., a company incorporated with limited liability under the laws of the Cayman Islands and is listed on the Main Board of the NYSE (the “Company”);

(2)	XINYUAN INTERNATIONAL PROPERTY INVESTMENT CO., LTD., a company incorporated with limited liability under the laws of the Cayman Islands (“Xinyuan International”);

(3)	XINYUAN REAL ESTATE, LTD., a company incorporated with limited liability under the laws of the Cayman Islands (“Xinyuan Real Estate, Ltd.”, or the “Subsidiary Guarantor Pledgor”);

(4)	XINYUAN INTERNATIONAL (HK) PROPERTY INVESTMENT CO., LIMITED, a company incorporated with limited liability under the laws of Hong Kong(“Xinyuan International (HK)”);

(5)	VICTORY GOOD DEVELOPMENT LIMITED, a company incorporated with limited liability under the laws of Hong Kong (“Victory Good”);

(6)	SOUTH GLORY INTERNATIONAL LIMITED, a company incorporated with limited liability under the laws of Hong Kong (“South Glory”);

(7)	ELITE QUEST HOLDINGS LIMITED, a company incorporated with limited liability under the laws of Hong Kong (“Elite Quest”, and together with Xinyuan International, Xinyuan Real Estate, Ltd., Xinyuan International (HK), Victory Good, South Glory, the “Subsidiary Guarantors”);

(8)	THE INITIAL CONSENTING CREDITORS listed in Schedule 1 (Initial Consenting Creditors) (the “Initial Consenting Creditors” and, together with any Additional Consenting Creditors (following their accession hereto), the “Consenting Creditors”); and

(9)	D.F. KING LTD, a company taken to be registered incorporated in New South Wales, Australia, and registered to do business in Hong Kong with companies registration number F0016526 whose office is at Suite 1601, 16/F, Central Tower, 28 Queen’s Road Central, Central, Hong Kong (the “Information Agent”), only with respect to Clause 5.5, Clause 6.4 and Clause 6.8.

THE BACKGROUND:

(A)	The Company is the issuer or borrower of the Existing Indebtedness.

(B)	Each Consenting Creditor holds a beneficial and/or legal interest (as applicable) as principal in the Existing Indebtedness.

(C)	The Group is a real estate developer whose operations are primarily located in the PRC. In the context of the recent period of unprecedented volatility in the market, the Group has been in discussions with certain of its creditors to stabilise the position of the Group and to formulate a long-term financially viable solution for the Group.

(D)	The Company wishes to implement the Restructuring via the Scheme.

(E)	The Scheme will be structured as a compromise between the Company and those persons who hold a beneficial and/or legal interest (as applicable) as principal in the Existing Indebtedness at the Record Time. In order to be presented for sanction by the Court, the Scheme must first be approved by a majority in number of Scheme Creditors representing seventy-five percent (75%) by value of the Existing Indebtedness that are present and voting (in person or by proxy) at the Scheme Meeting.

(F)	Each Consenting Creditor is entering into this Agreement to enable the Scheme to proceed with an enhanced prospect of success on the terms and conditions set out in this Agreement.

THE OPERATIVE PROVISIONS:

IT IS AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	In this Agreement, each word, phrase or expression shall (unless the context otherwise requires) bear the meaning attributed to it in Part A of Schedule 2 (Definitions and Interpretation).

1.2	Save as otherwise expressly provided, the principles of interpretation set out in Part B of Schedule 2 (Definitions and Interpretation) shall be applied in construing the provisions of this Agreement.

2.	CREDITOR SUPPORT

2.1	Each Consenting Creditor hereby confirms that it shall use its beneficial and/or legal interest (as applicable) in the Existing Indebtedness to approve and fully support the Restructuring and the Scheme on the terms and subject to the conditions set out in this Agreement, including the Term Sheet.

2.2	This Agreement sets out the Parties’ entire understanding of the Restructuring and supersedes any previous agreement or understanding between any of the Parties with respect to the Restructuring.

2.3	Subject to the terms of this Agreement, the Existing Finance Documents shall continue in full force and effect in accordance with their respective terms.

3.	UNDERTAKINGS

3.1	Subject to Clause 3.4, and in consideration for compliance by the Company and the Subsidiary Guarantors with their respective obligations under Clause 3.2 and 3.3, each Consenting Creditor, in its capacity as a Consenting Creditor and with respect to its Restricted Debts, irrevocably undertakes in favour of the Company that it will:

(a)	use all commercially reasonable endeavours to support, facilitate, implement or otherwise give effect to the Restructuring, provided that a Consenting Creditor shall not be required under this Clause to take any positive action which is not explicitly required under the terms of this Agreement (including the Term Sheet), unless such action is: (i) necessary for the purposes of the Restructuring; (ii) consistent in all material respects with the terms set out in this Agreement (including the Term Sheet); and (iii) the Company bears all reasonable costs of the Consenting Creditor incurred in taking such action;

(b)	prepare, review, negotiate and finalise (as applicable), in good faith, the Restructuring Documents (as applicable to such Consenting Creditor) as soon as practicable, such that they are consistent in all material respects with the terms of this Agreement and the terms set out in the Term Sheet, and in order to ensure that the Restructuring Documents are in Agreed Form;

(c)	take all commercially reasonable steps or actions reasonably requested by the Company to support any actions taken or application made by one or more of the Obligors:

(i)	to obtain recognition or protection of the Restructuring in any court of any jurisdiction (including any Chapter 15 Filing); or

(ii)	to prevent, defend against or oppose any adverse or hostile actions or proceedings commenced by another creditor of the Group, including any Insolvency Proceedings initiated against the Obligors, which would materially delay, impede, frustrate or prevent the implementation of the Restructuring, in each case, at the cost of the Company and only to the extent necessary to implement the Restructuring, and provided that the terms of any such steps or actions reasonably requested by the Company are consistent in all material respects with the terms as set out in the Term Sheet;

(d)	if any Insolvency Proceeding is commenced in respect of any member of the Group in any jurisdiction, for the primary purpose of implementing or protecting the Restructuring, take all commercially reasonable steps or actions reasonably requested by the Company to support or protect the Restructuring through the relevant Insolvency Proceedings, in each case, at the cost of the Company and only to the extent necessary to implement the Restructuring and provided that the terms of any such steps or actions reasonably requested by the Company are consistent in all material respects with the terms as set out in the Term Sheet;

(e)	take all such actions as are necessary to:

(i)	cause its Account Holder (if applicable) to submit to the Information Agent a duly completed Account Holder Letter including a valid Accession Code and any other documentation required by the Information Agent, in respect of the outstanding principal amount of the Existing Indebtedness in which it holds a beneficial and/or legal interest (as applicable) as principal for the purposes of establishing its standing to vote at the Scheme Meeting and voting its holdings at the Record Time for the Scheme at the relevant deadline;

(ii)	attend the Scheme Meeting either in person or by proxy; and

(iii)	vote and deliver, within any applicable time periods, any proxies, instructions, directions or consents in respect of all Existing Indebtedness in which it holds a beneficial and/or legal interest (as applicable) as principal, in order to vote in favour of the Scheme in respect of the aggregate outstanding principal amount of all Existing Indebtedness in which it holds a beneficial and/or legal interest (as applicable) as principal at the Record Time (as set out in its Account Holder Letter or any other documentation as required by the Information Agent) at the Scheme Meeting;

(f)	not:

(i)	object to or challenge the Scheme or the Restructuring (or any application made by the Company in respect of the Scheme or the Restructuring); or

(ii)	otherwise commence, join, support or assist any proceedings to oppose or alter any Restructuring Document filed by the Company in connection with the confirmation of the Restructuring, in each case, provided that the Restructuring, the Scheme and/or any such Restructuring Document are consistent in all material respects with the terms as set out in the Term Sheet;

(g)	not take, commence or continue any Enforcement Action, whether directly or indirectly, that may delay the Scheme Effective Date, interfere with the implementation of the Restructuring and/or the Scheme, or the consummation of the transactions contemplated thereby, provided that the Restructuring, the Scheme and the Restructuring Documents are consistent in all material respects with the terms set out in the Term Sheet;

(h)	not take any actions (or solicit or encourage any person to take any actions) inconsistent with, or that would, or are intended to, or would be likely to delay, impede, frustrate or prevent approval or confirmation of, the Restructuring or any of the Restructuring Documents, except to the extent that the Restructuring and/or any of the Restructuring Documents are materially inconsistent with the terms as set out in the Term Sheet;

(i)	not support any alternative proposal for the implementation of the Restructuring other than those contemplated by the Term Sheet;

(j)	not sell, assign, novate, sub-participate or otherwise transfer or dispose of (whether directly or indirectly), or instruct any Account Holder or Intermediary that holds an interest in the Existing Indebtedness on its behalf to sell, transfer or otherwise dispose any part of its legal or beneficial interests, rights, benefits or obligations under or in respect of any Restricted Debts held by it or implement any transaction of a similar or equivalent economic effect (collectively, a “Transfer”) after the date of this Agreement or its Accession Letter (as applicable) unless the Transfer has been made in accordance with Clause 6 (Accession, Transfer and Purchase, and Aggregate Position Disclosure to the Information Agent); and

(k)	notify the Company via the Information Agent of any purported change (whether an increase or a decrease) to its holdings of Restricted Debts as soon as reasonably practicable, and in any event within five (5) Business Days from the date of such change, by submitting an updated Restricted Debts Notice and/or Transfer Notice (as applicable) via the Transaction Website to the Information Agent. For the avoidance of doubt, the Information Agent may determine that any Transfer which does not adhere to such timings is not valid.

3.2	Each of the Company, the Subsidiary Guarantors and the Subsidiary Guarantor Pledgor undertakes in favour of each Consenting Creditor that it shall (or as applicable, will procure that a duly authorised representative, proxy or nominee will):

(a)	pay or procure payment of the RSA Fee in accordance with Clause 5 (RSA Fee);

(b)	implement the Restructuring and the Scheme in the manner envisaged by, and materially on the terms and conditions set out in, this Agreement and the Term Sheet;

(c)	perform all actions and take all steps as are reasonably necessary in order to support, facilitate, implement, protect or otherwise give effect to the Restructuring (provided that such action is consistent in all material respects with the Term Sheet) as soon as reasonably practicable;

(d)	prepare, review, and finalise (as applicable), in good faith, the Scheme Documents and any and all other documents required to implement the Restructuring such that they are consistent in all material respects with the terms as set out in this Agreement and the Term Sheet;

(e)	use reasonable endeavours to procure that each of the following steps (each, a “Milestone”) is completed by the relevant deadline specified below (each, a “Milestone Date”):

(i)	the Company’s petition under section 86 of the Companies Act for an order sanctioning the Scheme and a summons for a direction convening the Scheme Meeting is to be filed with the Court by June 30, 2025 (or such later date as may be agreed between the Company and all of the Significant Initial Consenting Creditors); and

(ii)	subject to the Court’s availability to hear the summons mentioned in the preceding sub-paragraph and any order(s) or directions made by the Court, the Scheme Meeting is to be convened and held by October 31, 2025 (or such later date as may be agreed between the Company and all of the Significant Initial Consenting Creditors);

(f)	perform all actions reasonably necessary to procure that the Restructuring Effective Date occurs on or before the Longstop Date;

(g)	use reasonable endeavours to obtain any necessary regulatory or statutory approval required to permit or facilitate the Restructuring (including, without limitation, any approval of the SEC as may be required);

(h)	use reasonable endeavours to obtain all corporate approvals necessary to implement the Restructuring in the manner envisaged by, and materially on the terms and conditions set out in, this Agreement and the Term Sheet; and

(i)	keep the Consenting Creditors reasonably informed in relation to the status and progress of the Restructuring, including following a reasonable request by any advisor to the Consenting Creditors made via the Information Agent or the Company’s advisors.

3.3	During the term of this Agreement, the Company, the Subsidiary Guarantors and the Subsidiary Guarantor Pledgor shall not (and the Company shall procure that the other members of the Group do not):

(a)	assign any of its rights or transfer any of its rights or obligations under this Agreement or the Restructuring Documents;

(b)	declare, make or pay any dividend or equivalent distribution (whether in cash or in kind including by way of set-off) in respect of the Company’s shares to any shareholder of the Company;

(c)	enter into any arrangement(s) or transaction(s) by any member of the Group with any person who is an Affiliate of the Company (as at the date that such arrangement(s) or transaction(s) are entered into) that is material in the context of the Group (as a whole); or

(d)	make any filings or resolutions or take any other step to commence or initiate any Insolvency Proceedings,

provided that this Clause 3.3 shall not apply to any action which: (x) has the prior written consent of each of the Significant Initial Consenting Creditors; (y) is expressly contemplated by the Term Sheet or the Restructuring Documents; or (z) is required to be taken in order to comply with applicable law, rule, regulation, governmental order, policy or demand or judicial order, provided that the required action, to the extent legally permitted, is notified to each of the Significant Initial Consenting Creditors as soon as practicable after the Company becomes aware of such requirement.

3.4	Nothing in this Agreement shall:

(a)	require or procure any Party or member of the Group (or any director, manager or officer of that Party and/or, with respect to any Consenting Creditor, any of its Affiliates, managers, investment advisors or funds, and/or any Affiliates or funds of its managers or investment advisors) to take action which is prohibited or otherwise restricted by applicable law (or by any court judgment) or regulation or a direction or indication (provided any such direction or indication is reasonably evidenced by the Company in writing and notified to the Consenting Creditors) from any Governmental Agency or to waive or forego the benefit of any applicable legal professional privilege;

(b)	restrict any director, manager or officer of any member of the Group from complying with any legal and/or fiduciary duties or obligations including, without limitation, in respect of such Group member in relation to the commencement of Insolvency Proceedings;

(c)	restrict any Consenting Creditor or any of its Affiliates, managers, investment advisors or funds, and/or any Affiliates or funds of its managers or investment advisors (in each case, including any of its respective directors, managers or officers) from complying with any legal obligations;

(d)	require any Consenting Creditor or any of its Affiliates, managers, investment advisors or funds, and/or any Affiliates or funds of its managers or investment advisors, to become restricted, receive any material non-public information, or enter into a non- disclosure agreement with the Company or any other Party;

(e)	require any Consenting Creditor or any of its Affiliates, managers, investment advisors or funds, and/or any Affiliates or funds of its managers or investment advisors, to make any payment or incur or take any action that would result in it incurring any out-of- pocket expense or other financial obligation, or to incur any liability to any person, other than as expressly set out in this Agreement, the Term Sheet (save for, for the avoidance of doubt, costs in respect of accession to this Agreement, attendance and/or voting at the Scheme Meeting and/or receipt of scheme consideration);

(f)	require any Consenting Creditor or any of its Affiliates, managers, investment advisors or funds, and/or any Affiliates or funds of its managers or investment advisors, to commence or otherwise become a party to any legal action, other than as expressly set out in this Agreement and/or the Term Sheet;

(g)	require any Consenting Creditor or any of its Affiliates, managers, investment advisors or funds, and/or any Affiliates or funds of its managers or investment advisors, to make any additional equity or debt financing available to any member of the Group; or

(h)	oblige or require any Consenting Creditor or any of its Affiliates, managers, investment advisors or funds, and/or any Affiliates or funds of its managers or investment advisors, to undertake, facilitate or support any actions that will, directly or indirectly, cause its identity or the specific number and/or amount of the Existing Indebtedness it directly or indirectly holds to be publicly disclosed or otherwise become available to the public, whether through any legal process or proceedings or otherwise.

4.	RIGHTS AND OBLIGATIONS

4.1	The obligations of each Consenting Creditor under this Agreement are several (not joint, nor joint and several). Failure by a Consenting Creditor to perform its obligations under this Agreement does not affect the obligations of any other Consenting Creditor under this Agreement. No Consenting Creditor is responsible for the obligations of any other Consenting Creditor under this Agreement.

4.2	The rights of each Party under or in connection with this Agreement are separate and independent rights. A Party may separately enforce its rights under this Agreement.

4.3	The liability of the Consenting Creditors for their obligations under this Agreement are confined to those expressly agreed to by such Consenting Creditors hereunder, shall be several only (and not joint, nor joint and several) and extend only to any loss or damage arising out of their own breaches of this Agreement and failure by a Consenting Creditor to perform its obligations under this Agreement shall not prejudice the rights and/or obligations of any other Consenting Creditor.

5.	RSA FEE

5.1	Subject to Clauses 5.2 to 5.4 below, the Company undertakes to pay or procure the payment of the RSA Fee on or prior to the Restructuring Effective Date with respect to any Eligible Restricted Debt which has on or prior to the RSA Fee Deadline validly been made subject to the terms of this Agreement by a Consenting Creditor.

5.2	The RSA Fee will be paid:

(a)	to a Consenting Creditor who validly held Eligible Restricted Debt(s) as of the RSA Fee Deadline and still holds such Eligible Restricted Debt(s) as at the Record Time, provided that:

(i)	it fully complies with the requirements of Clause 5.3 below; and

(ii)	no Transfer or purported Transfer of such Eligible Restricted Debt(s) has occurred after the RSA Fee Deadline; or

(b)	to a Consenting Creditor who is the transferee by a valid Transfer (or, if applicable, a chain of valid Transfers) of such Eligible Restricted Debt(s) in accordance with Clause 6 (Accession, Transfer and Purchase, and Aggregate Position Disclosure to the Information Agent) after the RSA Fee Deadline and as a result holds them at the Record Time, provided that it fully complies with the requirements of Clause 5.3 below.

5.3	For the avoidance of doubt, and notwithstanding any other provision of this Agreement:

(a)	a Consenting Creditor must hold or have acquired its Eligible Restricted Debts in compliance with Clause 5.2 and this Clause 5.3 in order to receive a RSA Fee;

(b)	a Consenting Creditor holding Existing Indebtedness must indicate its non-binding selection of the Selection Consideration in Section 2 of its Accession Letter or (in the case of an Initial Consenting Creditor) by written notice to the Company, in order to receive the RSA Fee;

(c)	a Consenting Creditor must vote the entire aggregate amount of the Existing Indebtedness held by it at the Record Time in favour of the Scheme at the Scheme Meeting (whether in person or by proxy) in order to receive the RSA Fee. A Consenting Creditor that does not vote (whether by abstaining, voting against or not turning up) the entire aggregate amount of the Existing Indebtedness then held by it in favour of the Scheme at the Scheme Meeting (whether in person or by proxy) will not be entitled to any RSA Fee;

(d)	a Consenting Creditor must not have exercised its rights to terminate this Agreement and must not have breached any of the terms and conditions set out in Clause 2 (Creditor Support), Clause 3 (Undertakings) or Clause 6 (Accession, Transfer and Purchase, and Aggregate Position Disclosure to the Information Agent) of this Agreement in any material respect;

(e)	any Transfer (or, if applicable, chain of Transfers) of an Eligible Restricted Debt must be completed strictly in accordance with Clause 6 (Accession, Transfer and Purchase, and Aggregate Position Disclosure to the Information Agent) and, upon completion of any Transfer or purported Transfer of an Eligible Restricted Debt, the transferor relinquishes its entitlement to the RSA Fee in respect of such Eligible Restricted Debt, and a valid Transfer (or, if applicable, chain of valid Transfers) of the Eligible Restricted Debt in accordance with Clause 6 (Accession, Transfer and Purchase, and Aggregate Position Disclosure to the Information Agent) is the only way a person (other than a person referred to in Clause 5.2(a)) may acquire an entitlement to the RSA Fee; and

(f)	where a purported Transfer (or, if applicable, chain of Transfers) is not completed strictly in accordance with Clause 6 (Accession, Transfer and Purchase, and Aggregate Position Disclosure to the Information Agent) (including, without limitation, where a trade has taken place but the forms required under this Agreement (including any applicable evidence of holding) have not been validly provided to the Information Agent), it is agreed neither the transferor nor the transferee (regardless of whether such persons are Consenting Creditors) will be entitled to claim (or Transfer) the RSA Fee in respect of any Eligible Restricted Debt subject to the purported Transfer, and the aggregate amount payable by the Company in respect of the RSA Fee will be reduced accordingly.

5.4	The RSA Fee shall be paid free and clear of and without any deduction or withholding for or on account of Tax unless the Company is required to make such a deduction or withholding, in which case the RSA Fee payable shall be increased to the extent necessary to ensure the relevant Consenting Creditor receives a sum net of any deduction or withholding equal to the sum which it would have received had no such deduction or withholding been made or required to be made.

Information Agent

5.5	Each Consenting Creditor acknowledges and agrees that:

(a)	the Information Agent shall be responsible for:

(i)	receipt and processing of the Accession Letters, the Restricted Debts Notices and the Transfer Notices and the accompanying Electronic Consent Instruction;

(ii)	distribution of Accession Codes; and

(iii)	overseeing evidence of holdings of the Consenting Creditors in respect of the Existing Indebtedness;

(b)	the Information Agent intends, promptly following the RSA Fee Deadline, to contact the Consenting Creditors whose Restricted Debts qualified as Eligible Restricted Debts as at the RSA Fee Deadline;

(c)	the decision of the Information Agent and/or the Company in relation to any reconciliations and calculations or determinations (as applicable) which may be required (including without limitation in respect of the RSA Fee and whether the provisions and timings set out in this Agreement have been complied with) shall, in the absence of manifest error, be final and may not be disputed by any Consenting Creditor. Each Consenting Creditor hereby unconditionally and irrevocably waives and releases any claims, which may arise against the Company or the Information Agent after the date of this Agreement (save in the case of wilful misconduct or fraud) in each case in relation to the Information Agent’s performance of its roles in connection with this Agreement;

(d)	in undertaking any reconciliation and calculation (as applicable), the Information Agent and/or the Company may request, and the Consenting Creditor undertakes to deliver, such evidence as may be reasonably required by the Information Agent and/or the Company proving (to the reasonable satisfaction of the Information Agent and/or the Company (as applicable)): (i) that it holds the beneficial and/or legal (as applicable) interest in the aggregate principal amount of the Existing Indebtedness set out in its Restricted Debts Notice and/or Transfer Notice with respect to which a Consenting Creditor has signed this Agreement or an Accession Letter; and (ii) its entitlement to receive the RSA Fee in respect of any Eligible Restricted Debts of which it is the beneficial and/or legal (as applicable) owner and in respect of which it claims such entitlement;

(e)	the Information Agent will determine the entitlement of a Consenting Creditor to the RSA Fee based on: (i) evidence from such Consenting Creditor that it is the beneficial and/or legal (as applicable) owner of the Existing Indebtedness in accordance with this Clause 5 (RSA Fee); and (ii) if applicable, details of any Transfers (including without limitation the identity and/or Accession Code of any transferee) pursuant to which it becomes or ceases to be the beneficial and/or legal (as applicable) owner of Restricted Debts that were Restricted Debts as at the RSA Fee Deadline; each Consenting Creditor acknowledges that any incomplete or inaccurate information provided under this Agreement by such Consenting Creditor may void its entitlement to the RSA Fee;

(f)	the Information Agent may disclose to the Company, upon request:

(i)	the aggregate principal amount of the Existing Indebtedness held by all Consenting Creditors and/or the Aggregate Percentage;

(ii)	the Accession Letters, Restricted Debts Notices and Transfer Notices (as applicable) delivered to it under the terms of this Agreement; and

(iii)	any contact details provided by a Consenting Creditor to the Information Agent from time to time under or in connection with this Agreement;

(g)	the Company has retained the Information Agent to provide the information agent services described herein (subject to the terms of a separate agreement between the Company and the Information Agent);

(h)	the Information Agent is an agent of the Company and owes no duty to any third party (including, without limitation, the Consenting Creditors) in respect of the performance of its duties as Information Agent; and

(i)	it is the responsibility of the beneficial and/or legal owner (as applicable) to submit a validly completed Accession Letter, Restricted Debts Notice and Transfer Notice (as applicable) to the Information Agent prior to the relevant deadlines. The Information Agent shall bear no responsibility whatsoever for the failure of any beneficial and/or legal owner (as applicable) to comply with such requirements.

6.	ACCESSION, TRANSFER AND PURCHASE, AND AGGREGATE POSITION DISCLOSURE TO THE INFORMATION AGENT

6.1	Each Initial Consenting Creditor shall submit a properly completed and executed Initial Restricted Debts Notice to the Information Agent (acting on behalf of the Company) on or before the date falling ten (10) Business Days after the date of this Agreement.

Accession

6.2	A person holding a beneficial and/or legal interest (as applicable) as principal in the Existing Indebtedness (or any fund or other entity advising or managing such person and that is acting on its behalf) who is not a Party may accede to this Agreement as an Additional Consenting Creditor by submitting to the Information Agent a validly completed and executed online Accession Letter and Restricted Debts Notice via the Transaction Website in respect of all of its Existing Indebtedness (as applicable) (thereby making them Restricted Debts for the purposes of this Agreement), as well as submitting a valid Electronic Consent Instruction to the relevant Clearing System. The Accession Letter and Restricted Debts Notice must be delivered electronically via https://clients.dfkingltd.com/xinyuan/ prior to the RSA Fee Deadline.

6.3	Each Party agrees that any person that executes an Accession Letter and delivers a Restricted Debts Notice in compliance with the terms of this Agreement shall (subject to the terms of the Accession Letter) be:

(a)	henceforth a Party to this Agreement; and

(b)	bound by, and entitled to enforce, the terms of this Agreement as if they were an original party to the same in the capacity of a Consenting Creditor,

in each case, on and from the date of its Accession Letter.

6.4	The Company and/or the Information Agent may request, and the relevant Consenting Creditor shall (subject to any confidentiality undertakings by which such Consenting Creditor is bound) deliver such evidence to the Company and/or the Information Agent as may reasonably be required to prove (to the reasonable satisfaction of the Company and/or the Information Agent) its beneficial and/or legal ownership of the Existing Indebtedness (as applicable) in relation to which the Consenting Creditor has executed an Accession Letter, and/or in respect of which an RSA Fee has accrued.

6.5	Each Consenting Creditor authorizes the Information Agent to disclose the aggregate principal amount of the Existing Indebtedness held by all Consenting Creditors and/or the Aggregate Percentage (at the relevant time based on the most recently provided Restricted Debts Notice) to the Obligors (and their advisors) or to any Consenting Creditor upon reasonable request by any of them and/or in accordance with the terms of this Agreement.

6.6	A Consenting Creditor must deliver a Consent by submitting a valid Electronic Consent Instruction to the relevant Clearing System in accordance with the requirements of the relevant Clearing System. To deliver Consents by Electronic Consent Instruction, a Consenting Creditor should either (i) contact Euroclear or Clearstream for participation procedures and deadlines regarding the submission and delivery of Consents; or (ii) request such Consenting Creditor’s broker, dealer, commercial bank, trust company or other nominee or custodian to effect the submission of an Electronic Consent Instruction to authorize the delivery of Consents for such Consenting Creditor. Consenting Creditors whose Notes are held on their behalf by a broker, dealer, commercial bank, trust company or other nominee or custodian must contact such entity if such Consenting Creditors desire to accede to this Agreement. Notwithstanding that the Consents are delivered by each Consent Creditor by means of an Electronic Consent Instruction, each Consenting Creditor thereby agrees that such Electronic Consent Instruction constitutes a written consent to this Agreement. The receipt of such Electronic Consent Instruction by Euroclear or Clearstream may be acknowledged in accordance with the standard practices of Euroclear or Clearstream. For the avoidance of doubt, any such acknowledgement does not constitute an acceptance of the Consent by or on behalf of the Company.

Transfer and Purchase

6.7	While this Agreement remains in effect, a Transfer will only be valid and effective if:

(a)	the Transfer is made in accordance with the terms of the relevant Existing Finance Documents;

(b)	the relevant transferee is either a Consenting Creditor or has first agreed to be bound by the terms of this Agreement as a Consenting Creditor by acceding to this Agreement in accordance with Clauses 6.2 and 6.3 above;

(c)	the relevant transferor and transferee (as applicable) validly execute and deliver to the Information Agent at xinyuan@dfkingltd.com, the required documents in accordance with Schedule 7 (Required Transfer Documents) as well as a valid new Electronic Consent Instruction to the relevant Clearing System; and

(d)	the Company’s written consent is obtained.

6.8	The Information Agent will update its records reflecting holdings of Restricted Debts at any given time, including the Aggregate Percentage, in accordance with any duly executed Transfer Notices it receives. For the avoidance of doubt, any Existing Indebtedness which were Eligible Restricted Debts prior to the completion of a Transfer in accordance with Clause 6.7 shall remain Eligible Restricted Debts following and notwithstanding the completion of the Transfer.

Without prejudice to Clauses 6.1 to 6.7 above, if any Consenting Creditor purports to effect a Transfer other than in accordance with this Clause 6 (Accession, Transfer and Purchase, and Aggregate Position Disclosure to the Information Agent), then that Consenting Creditor shall remain liable as a Consenting Creditor in respect of its obligations and liabilities under this Agreement, in respect of the relevant Restricted Debts until the relevant transferee is bound by the terms of this Agreement.

6.9	Upon the completion of a valid Transfer pursuant to Clause 6.7, the transferee shall be deemed to be a Consenting Creditor hereunder with respect to such transferred portion of interest in the Restricted Debts and the transferor shall be deemed to have relinquished its rights, claims and liabilities (other than accrued liabilities) under this Agreement, including, if applicable, any right to receive the RSA Fee in respect of Eligible Restricted Debts, and be released from its obligations under this Agreement with respect to such transferred portion of interest in the Restricted Debts, provided that the rights, obligations and liabilities of the other Parties under this Agreement, other than with respect to the transferor (as described above) shall not be affected by the execution and delivery of the Accession Letter or the Transfer.

6.10	For the avoidance of doubt and subject to this Clause 6 (Accession, Transfer and Purchase, and Aggregate Position Disclosure to the Information Agent), nothing in this Agreement will prevent a Consenting Creditor from purchasing additional Existing Indebtedness. However, this is without prejudice to each Consenting Creditor’s undertaking at Clause 3.1(k) to notify the Company via the Information Agent of any purported change (whether an increase or decrease) to its holdings of Restricted Debts as soon as reasonably practicable, and in any event within five (5) Business Days from the date of such change, by sending a completed Transfer Notice to the Information Agent at xinyuan@dfkingltd.com (including without limitation if the transferor is not a Consenting Creditor) in order to indicate that such additional Existing Indebtedness are Restricted Debts for the purposes of this Agreement.

6.11	Notwithstanding any term of this Agreement:

(a)	this Clause 6 (Accession, Transfer and Purchase, and Aggregate Position Disclosure to the Information Agent) shall not preclude any Consenting Creditor from transferring or delivering any Existing Indebtedness to settle any confirmed transaction pending at the date of such Consenting Creditor’s entry into this Agreement and Clause 6.9 above and this Clause 6.11 shall not apply to any such Transfer or delivery;

(b)	a Qualified Market-maker that acquires an interest in the Existing Indebtedness that is a Restricted Debt from a Consenting Creditor, with the purpose and intent of acting as a Qualified Market-maker in respect of the Existing Indebtedness, shall not be required to execute and deliver an Accession Letter in accordance with this Clause 6 (Accession, Transfer and Purchase, and Aggregate Position Disclosure to the Information Agent) or otherwise agree to be bound by the terms and conditions set forth in this Agreement, provided that:

(i)	such Qualified Market-maker Transfers such interest in the Existing Indebtedness (by purchase, sale, assignment, participation or otherwise) within five (5) Business Days of its acquisition to a Consenting Creditor or to a transferee who accedes to this Agreement as an Additional Consenting Creditor in accordance with this Clause 6 (Accession, Transfer and Purchase, and Aggregate Position Disclosure to the Information Agent); and

(ii)	on or prior to the date that is five (5) Business Days after each Transfer by a Qualified Market-maker and the back-to-back Transfer, the Information Agent has received from each of the relevant parties all documentation required under the terms of this Agreement set out in Schedule 7 (Required Transfer Documents) in relation to both the Transfer by a Qualified Market-maker and the back-to-back Transfer;

(c)	for the purposes of this Clause 6.11, the relevant transferor (including the Qualified Market-maker as transferor) shall be responsible for providing the relevant transferee (including the Qualified Market-maker as transferee) all relevant details, including the transferor’s identity, contact details and Accession Code, in order for such transferee (other than the Qualified Market-maker as transferee) to complete and submit to the Information Agent a valid Transfer Notice and any other documentation required under the terms of this Agreement; and

(d)	for the avoidance of doubt, in the event that the relevant Qualified Market-maker fails to complete a Transfer within five (5) Business Days of the date of the Restricted Debts acquisition, such Qualified Market-maker shall be required to execute and deliver an Accession Letter in accordance with this Clause 6 (Accession, Transfer and Purchase, and Aggregate Position Disclosure to the Information Agent) or otherwise agree to be bound by the terms and conditions of this Agreement in respect of the Restricted Debts it acquired pursuant to the Transfer.

7.	REPRESENTATIONS AND WARRANTIES

7.1	Each Party represents and warrants to the other Parties, on the date of this Agreement (or in the case of an Additional Consenting Creditor, on the date of its Accession Letter), that:

7.2	unless the Party is a natural person, it is duly incorporated (if a corporate person) or duly established (in any other case) and validly existing under the laws of its jurisdiction of incorporation and has the power to own its assets and carry on its business as it is being conducted;

(a)	the obligations expressed to be assumed by it in this Agreement are legal, valid, binding and enforceable obligations, subject to applicable bankruptcy, insolvency, reorganisation or other laws affecting creditors’ rights generally and subject to general principles of equity regardless of whether considered in proceedings in equity or at law;

(b)	the entry into and performance by it of this Agreement do not and will not conflict with:

(i)	any law or regulation applicable to it; or

(ii)	its constitutional documents;

(c)	it has the power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of, this Agreement and the transactions contemplated hereby and has duly executed this Agreement; and

(d)	all Authorisations required or desirable, to the extent applicable:

(i)	to enable it lawfully to enter into, exercise its rights and comply with its obligations under this Agreement; and

(ii)	to make this Agreement admissible in evidence in its jurisdiction of incorporation,

have been obtained or effected and are in full force and effect.

7.3	Each Consenting Creditor represents and warrants to the Company that on the date of any Restricted Debts Notice and any Transfer Notice delivered by it in accordance with the terms of this Agreement, it or the entity that it represents (if applicable) is the beneficial owner of and has full power to vote (or is able to direct the legal and beneficial owner to vote) in respect of the Existing Indebtedness as set out in its Restricted Debts Notice or its Transfer Notice(s), as applicable.

7.4	Each Consenting Creditor that is an investment fund or similar entity represents and warrants to the Obligors, (in the case of an Initial Consenting Creditor) on the date of this Agreement or (and in the case of an Additional Consenting Creditor) on the date of its Accession Letter (as applicable), and (in each case) at all times while this Agreement remains in effect and it continues to constitute a Consenting Creditor, that its investment manager and/or advisor is:

(a)	in the case of an Initial Consenting Creditor, the person identified as its investment manager and/or advisor in Schedule 6 (Notice Details); and

(b)	in the case of an Additional Consenting Creditor, the person identified as its investment manager and/or advisor in its Accession Letter.

8.	ACKNOWLEDGEMENTS

8.1	Each of the Parties confirms and acknowledges that:

(a)	this Agreement and the Term Sheet are the product of negotiations among the Parties, together with their respective representatives and financial and legal advisors. This Agreement is not, and shall not be deemed to be, a solicitation of votes for the acceptance of the Chapter 15 Filing or the Chapter 15 Order or any plan of reorganization for the purposes of the U.S. Bankruptcy Code or otherwise;

(b)	nothing contained in this Agreement shall be deemed to be an admission of any kind. In connection with the Chapter 15 Filing and the Chapter 15 Order, pursuant to the U.S. Federal Rule of Evidence 408 and any applicable state rules of evidence, this Agreement shall not be admissible into evidence in any proceeding other than a proceeding to enforce the terms of this Agreement;

(c)	no consideration shall be due or paid to the Consenting Creditors for their agreement to support or not interfere with the Scheme, the Chapter 15 Filing or the Chapter 15 Order in accordance with the terms and conditions of this Agreement, other than the RSA Fee and otherwise as expressly set out in this Agreement; and

(d)	any custodian, depositary, agent or management company that executes this Agreement or any Accession Letter for and on behalf of any Consenting Creditor, in circumstances where the relevant Consenting Creditor is or becomes a party to this Agreement and such custodian, depositary, agent or management company merely executes this Agreement or the relevant Accession Letter on its behalf, shall have no obligations or liability under this Agreement or the relevant Accession Letter.

9.	TERMINATION

9.1	This Agreement, including the Term Sheet, and the rights and obligations created pursuant to this Agreement including the Term Sheet will terminate automatically and immediately on the earliest to occur of any of the following:

(a)	any Court rejecting, in a final and unappealable decision (which cannot be remedied with sufficient time for the Restructuring Effective Date to occur prior to the Longstop Date), the Company’s application to convene a Scheme Meeting;

(b)	if the Company files an application with a Court to propose the Scheme:

(i)	the Scheme not being finally approved by the requisite majorities of Scheme Creditors at the Scheme Meeting (provided that the Scheme Meeting may be postponed or adjourned to a subsequent date in order to obtain the requisite approval) and there being no reasonable prospect of the Restructuring being effected prior to the Longstop Date; or

(ii)	the Court not granting a Sanction Order at the Sanction Hearing and there being no reasonable prospect of the Restructuring being effected by the Longstop Date and the Company has exhausted all avenues of appeal;

(c)	a final winding up order or involuntary Chapter 11 bankruptcy order is made by the Court or any other court with competent jurisdiction against the Company;

(d)	the Restructuring Effective Date; and

(e)	the Longstop Date.

9.2	This Agreement, including the Term Sheet, may otherwise be terminated:

(a)	by mutual written agreement of the Company and all of the Initial Consenting Creditors;

(b)	at the sole discretion of the Company, upon notice to the Consenting Creditors, if the Company makes a reasonable, good faith, determination that there is no reasonable prospect of the successfully completing the Restructuring prior to the Longstop Date, other than as a result of any breach by the Company or a New Notes Subsidiary Guarantor of any term of this Agreement;

(c)	in respect of a Consenting Creditor, at the election of the Company by delivery of a written notice of termination by the Company to a Consenting Creditor, if that Consenting Creditor does not comply with any undertaking in this Agreement in any material respect, unless the failure to comply is capable of remedy and is remedied within ten (10) calendar days of delivery of such notice of termination by the Company to the relevant Consenting Creditor;

(d)	by a Consenting Creditor in respect of that Consenting Creditor only:

(i)	if that Consenting Creditor Transfers all of its claims against the Company, the Subsidiary Guarantors and the Subsidiary Guarantor Pledgor in respect of the Existing Indebtedness in accordance with Clause 6 (Accession, Transfer and Purchase, and Aggregate Position Disclosure to the Information Agent); or

(ii)	if entry into this Agreement (in the reasonable opinion of that Consenting Creditor and according to written advice on the matter provided by an independent reputable international law firm) puts or will put that Consenting Creditor in breach of any law, order, writ, injunction, decree, statute, rule or regulation applicable to it.

(e)	at the election of all of the Initial Consenting Creditors by and upon a written notice of termination to the Company (which shall notify the other Parties), following the occurrence of any of the following:

(i)	if the Company launches a Scheme that is, or which includes or annexes Restructuring Documents containing material terms that are, materially inconsistent with the terms as set out in the Term Sheet (as amended if applicable in accordance with this Agreement) and such inconsistency is not remedied within ten (10) Business Days of written notice of such inconsistency being given to the Company by the all of the Initial Consenting Creditors; or

(ii)	the Company fails to comply with this Agreement in any material respect (including, without limitation, failure to complete any Milestone by the Milestone Date) and such non-compliance is not remedied within ten (10) Business Days of written notice of such non-compliance being given to the Company by all of the Initial Consenting Creditors.

9.3	A Consenting Creditor that has the right to terminate this Agreement and has provided the Information Agent with five (5) Business Days’ notice of its termination of this Agreement with respect to itself, shall not be obligated (including, without limitation, under Clause 3.1) to support or vote in favour of the Restructuring or to perform the other undertakings applicable to such Consenting Creditor in furtherance thereof, including, without limitation, under Clause 4 (Rights and Obligations).

9.4	Notwithstanding any other Clause in this Agreement, nothing in this Agreement permits any Party to terminate this Agreement where such termination right arises as a result of its own breach of this Agreement.

9.5	Upon any termination in accordance with this Clause 9 (Termination), the relevant Party or Parties shall be immediately released from all their obligations and shall have no rights under this Agreement, including the Term Sheet, provided that such termination and release:

(a)	in the case of a right of termination expressed to apply solely in respect of a Party, shall not affect the rights, obligations and liabilities of the other Parties;

(b)	shall not limit or prejudice the rights of any Party against any other Party which have accrued as a result of, or relate to, breaches of the terms of this Agreement at the time of or prior to termination; and

(c)	shall not limit the effect of Clauses 4 (Rights and Obligations), 9 (Termination), 10 (Consenting Creditors), 11 (Amendment and Waiver), 12 (Notice), 14 (Severance), 15 (Third Party Rights), 17 (Disclosure) and 18 (Governing Law and Jurisdiction), each of which shall continue to apply in full force and effect.

10.	CONSENTING CREDITORS

10.1	This Clause 10 sets out certain rights and obligations among Consenting Creditors only and is not intended to affect the rights and obligations of any Consenting Creditors vis-à-vis any member of the Group. The balance of this Clause 10 is subject to this Clause 10.1.

10.2	Nothing in this Agreement shall create or imply any fiduciary duty or any duty of trust or confidence in any form on the part of any Consenting Creditor to any other Consenting Creditor under or in connection with this Agreement or the Restructuring Documents.

10.3	None of the Consenting Creditors is an agent and do not and will not “act for”, act on behalf of or represent any other Consenting Creditor in any capacity, will have no fiduciary duties to any other Consenting Creditor and will have no authority to act for, represent or commit any other Consenting Creditor.

10.4	No information or knowledge regarding the Company or the Group or their affairs received or produced by any Consenting Creditor in connection with this Agreement shall be imputed to any other Consenting Creditor and no Consenting Creditor shall be bound to distribute or share any information received or produced pursuant to this Agreement to any other Consenting Creditor or to any other party to any Restructuring Document or any other person.

10.5	Subject to Clause 6 (Accession, Transfer and Purchase, and Aggregate Position Disclosure to the Information Agent), each Consenting Creditor will remain free to deal (including with any member of the Group and the Group on its own account) and will therefore not be bound to account to any Party for any sum, or the profit element of any sum, received by it for its own account.

10.6	Each Consenting Creditor will remain free to seek advice from its own advisors regarding its exposure as a Consenting Creditor and will as regards its exposure as a Consenting Creditor at all times continue to be solely responsible for making its own independent investigation and appraisal of the business, financial condition, credit-worthiness, status and affairs of the Group.

10.7	Each Consenting Creditor may assume that (and shall not be required to verify):

(a)	any representation, notice or document delivered to it is genuine, correct and appropriately authorised;

(b)	any statement made by a director, authorised signatory or employee of any person regarding any matters are within that person’s knowledge or within that person’s power to verify; and

(c)	any communication made by any member of the Group is made on behalf of and with the consent and knowledge of all members of the Group.

10.8	A Consenting Creditor:

(a)	will not be responsible to any other Consenting Creditor for the adequacy, accuracy and/or completeness of any information (whether oral or written) supplied by any Consenting Creditor, any member of the Group or any other person given in or in connection with this Agreement and any associated documentation or the transactions contemplated therein;

(b)	will not be responsible to any other Consenting Creditor for the legality, validity, effectiveness, completeness, adequacy or enforceability of the Restructuring, this Agreement or any agreement, arrangement or document entered into, made or executed in anticipation of or in connection with the Restructuring;

(c)	will not be responsible for any determination as to whether any information provided or to be provided to any other Consenting Creditor is non-public information the use of which may be regulated or prohibited by applicable law or regulation relating to insider dealing, market abuse or otherwise;

(d)	will not be responsible for verifying that any information provided to the Consenting Creditors (using reasonable endeavours and usual methods of transmission such as email or post) has actually been received and/or considered by each Consenting Creditor;

(e)	shall not be bound to distribute to any other Consenting Creditor or to any other person, any information received by it; and

(f)	shall not be bound to enquire as to the absence, occurrence or continuation of any default or event of default under the Existing Finance Documents or the performance by any member of the Group of its obligations under the Existing Finance Documents or any other document or agreement.

10.9	It is understood and agreed by each Consenting Creditor that at all times it has itself been, and will continue to be, solely responsible for making its own independent appraisal of, and investigation into, all risks arising in respect of the business of the Group or under or in connection with the Restructuring, this Agreement and any associated documentation including, but not limited to:

(a)	the financial condition, creditworthiness, condition, affairs, status and nature of each member of the Group;

(b)	the legality, validity, effectiveness, completeness, adequacy and enforceability of any document entered into by any person in connection with the business or operations of the Group or any other agreement, arrangement or document entered into, made or executed in anticipation of, pursuant to or in connection with the Restructuring;

(c)	whether such Consenting Creditor has recourse (and the nature and extent of that recourse) against any member of the Group or any other person or any of their respective assets under or in connection with the Restructuring and/or any associated documentation, the transactions therein contemplated or any other agreement, arrangement or document entered into, made or executed in anticipation of, pursuant to or in connection with the Restructuring;

(d)	the adequacy, accuracy and/or completeness of any information provided by any member of the Group and advisors or by any other person in connection with the Restructuring, and/or any associated documentation, the transactions contemplated therein, or any other agreement, arrangement or document entered into, made or executed in anticipation of, pursuant to or in connection with the Restructuring; and

(e)	the adequacy, accuracy and/or completeness of any advice obtained by such Consenting Creditor in connection with the Restructuring or in connection with the business or operations of the Group.

10.10	Without limiting Clause 10.11, a Consenting Creditor will not be liable to any other Consenting Creditor for any action taken by it (or any inaction) under or in connection with the Restructuring or this Agreement, unless directly caused by its fraud or wilful misconduct.

10.11	No Consenting Creditor may take any proceedings against any director, officer, employee, agent, investment manager, investment advisor, general partner or Affiliate of any member of any other Consenting Creditor (or any director, officer, employee, agent, investment manager, investment advisor or general partner of any such Affiliate), in respect of:

(a)	any claim it might have against such other Consenting Creditor ; or

(b)	any act or omission of any kind by that director, officer, employee, agent, investment manager, investment advisor, general partner or Affiliate, in each case, in relation to this Agreement or the Restructuring and any associated documentation or transactions contemplated therein and, notwithstanding Clause 15 (Third Party Rights) and the provisions of the Contracts (Rights of Third Parties) Ordinance (Cap. 623 of the Laws of Hong Kong), no such director, officer, employee, agent, investment manager, investment advisor, general partner, or Affiliate shall be bound by any amendment or waiver of this Clause 10.11 without the consent of such director, officer, employee, agent, investment manager, investment advisor, general partner or Affiliate.

11.	AMENDMENT AND WAIVER

11.1	Except as provided in Clauses 11.2 and 11.3, any terms of this Agreement (including any terms of any Schedule hereto), including the Term Sheet, may be amended, varied or waived in writing by (a) the Company and (b) each of the Significant Initial Consenting Creditors, and such amendment or waiver shall be binding on all Parties.

11.2	Subject to Clause 11.3, the Company may amend, waive or modify the terms of this Agreement (including any terms of any Schedule hereto, including for the avoidance of doubt, the Term Sheet) at its sole discretion (but without any obligation to do so) and without the consent of any Consenting Creditors:

(a)	to increase any cash consideration or RSA Fee amount payable to Consenting Creditors;

(b)	to add any guarantor or guarantee in respect of the New Instruments or to add additional collateral to secure the New Instruments;

(c)	to add additional covenants in respect of the New Instruments;

(d)	to cure any ambiguity, defect, omission or inconsistency or manifest error in this Agreement;

(e)	to the extent required or compelled by applicable law, rule or regulation;

(f)	to make necessary or appropriate changes if Relevant Sanctions apply to a Consenting Creditor;

(g)	to waive any of the obligations on the Consenting Creditors pursuant to Clauses 5 (RSA Fee) and 6 (Accession, Transfer and Purchase, and Aggregate Position Disclosure to the Information Agent); and

(h)	to make any other change to the terms of the Restructuring or this Agreement that is beneficial to the rights of any Consenting Creditor,

provided that, in each of the foregoing cases, there is no material adverse effect on the rights of any Consenting Creditor (save in the case of (f) where any Consenting Creditor so impacted is the creditor subject to the Relevant Sanctions) when compared to the terms then in effect and the Company shall send to each relevant Consenting Creditor a notice describing such amendment, waiver or modification promptly after such amendment, waiver or modification under this Clause 11.2 becomes effective.

11.3	An amendment, variation or waiver:

(a)	in respect of the time period referred to in the definition of “RSA Fee Deadline”, may be made by the Company to extend such time period in its sole discretion (the “RSA Fee Deadline Extension”), provided that the Company shall promptly notify all Parties of the RSA Fee Deadline Extension; and

(b)	which would amend the definitions of “Significant Initial Consenting Creditors”, Clause 3.1 or this sub-clause (b), may only be made in writing by the Company and each Consenting Creditor.

11.4	Any waiver of any right under this Agreement is only effective if it is in writing and signed by the waiving or consenting Party and it applies only in the circumstances for which it is given and shall not prevent the Party who has given the waiver from subsequently, in separate circumstances, relying on the provision it has waived.

11.5	Except as expressly stated, no failure to exercise or delay in exercising any right or remedy provided under this Agreement or by law constitutes a waiver of such right or remedy or shall prevent any future exercise in whole or in part thereof.

11.6	No single or partial exercise of any right or remedy under this Agreement shall preclude or restrict the further exercise of any such right or remedy.

11.7	Unless specifically provided otherwise, rights arising under this Agreement are cumulative and do not exclude rights provided by law.

11.8	Any amendment, modification, variation or waiver of any terms of this Agreement (including any terms of any Schedule hereto) shall be notified in writing by the Company to each Consenting Creditor with a notice describing such amendment, modification, variation or waiver promptly after such amendment, modification, variation or waiver becomes effective, unless each of the Significant Initial Consenting Creditors agree that such amendment, modification, variation or waiver can be made directly into the other (long-form) Restructuring Documents as a replacement of such notice.

12.	NOTICE

12.1	A notice given under this Agreement:

(a)	shall be in writing in the English language (or be accompanied by a properly prepared translation into English);

(b)	shall be sent for the attention of the person, and to the address, email addresses or fax number, given in Schedule 6 (Notice Details) or, in the case of Additional Consenting Creditors, given in its respective Accession Letter (or such other address, email address, fax number or person as the relevant Party may notify to the other Parties); and

(c)	shall be:

(i)	delivered personally;

(ii)	sent by fax;

(iii)	sent by pre-paid first-class post or recorded delivery;

(iv)	(if the notice is to be served by post outside the country from which it is sent) sent by airmail; or

(v)	sent by e-mail.

12.2	A notice is deemed to have been received:

(a)	if delivered personally, at the time of delivery;

(b)	in the case of fax or e-mail, at the time of transmission;

(c)	in the case of pre-paid first class post or recorded delivery, forty-eight (48) hours from the date of posting;

(d)	in the case of airmail, five (5) Business Days after the date of posting; or

(e)	if deemed receipt under the previous clauses of this Clause 12.2 is not within business hours in the place of receipt (meaning 9:00 a.m. to 5:30 p.m. Monday to Friday on a day that is a Business Day), when business next starts in the place of receipt.

12.3	To prove service, it is sufficient to prove that the notice was transmitted by fax to the fax number of the Party, by e-mail to the e-mail address of the Party or, in the case of post, that the envelope containing the notice was properly addressed and posted.

12.4	Any communication to be made or document to be given under or in connection with this Agreement must be in English.

13.	CAPACITY

13.1	Each Consenting Creditor is entering into this Agreement only in respect of the Existing Indebtedness which it beneficially owns as principal and not in any other capacity or in respect of any other debt or other instrument.

13.2	Notwithstanding anything to the contrary in this Agreement, where a Consenting Creditor enters into or accedes to this Agreement in its capacity as an investment manager or investment adviser on behalf of funds or accounts it manages or advises or the business units of such funds or accounts (each, a “Relevant Account or Fund”):

(a)	if Relevant Accounts or Funds are specified in such Consenting Creditor’s Accession Letter or, in the case of an Initial Consenting Creditor, the total outstanding principal amount of Existing Indebtedness beneficially owned by the Relevant Account or Fund of such Initial Consenting Creditor is specified in its Restricted Debt Notice, this Agreement shall apply to that investment manager or investment adviser only with respect to the Relevant Account or Fund, and will not apply to any other fund or account managed or advised by that investment manager or investment adviser or the business units of such other funds or accounts or to its or their Affiliates and any funds or accounts managed or advised by its or their Affiliates; and

(b)	references in this Agreement to Existing Indebtedness beneficially owned by such Consenting Creditor shall mean Existing Indebtedness which is (i) beneficially owned by the Relevant Accounts or Funds that is managed or advised by such Consenting Creditor, and (ii) subject to the discretionary management and control of such Consenting Creditor.

13.3	If any investment manager or investment adviser (as applicable) enters into or accedes to this Agreement on behalf of Relevant Accounts or Funds, each other Party acknowledges that:

(a)	the relevant investment manager or investment adviser (as applicable) does not execute this Agreement in any personal capacity;

(b)	the relevant investment manager or investment adviser (as applicable) executes this Agreement pursuant to, and to the extent of, its authority to act in such capacity; and

(c)	the relevant investment manager or investment adviser (as applicable) does not make any representations, warranties or undertakings of any kind in any personal capacity to any Party, and shall have no personal liability whatsoever to any Party under or in connection with this Agreement and no Party will have any recourse to it in any personal capacity in any way whatsoever.

14.	SEVERANCE

14.1	If any provision of this Agreement (or part of a provision) is found by any court or administrative body of competent jurisdiction to be invalid, unenforceable or illegal, the other provisions shall remain in force.

14.2	If any invalid, unenforceable or illegal provision would be valid, enforceable or legal if some part of it were deleted, the provision shall apply with whatever modification is necessary to give effect to the commercial intention of the Parties.

15.	THIRD PARTY RIGHTS

Save as expressly stated in this Agreement (which includes for the avoidance of doubt where the Information Agent or Obligors expressly benefit from the provisions of this Agreement), no person that is not a Party shall have any right under the Contracts (Rights of Third Parties) Ordinance (Cap. 623 of the Laws of Hong Kong) to enforce or to enjoy the benefit of any term of this Agreement.

16.	COUNTERPARTS

This Agreement may be executed in any number of counterparts, each of which is an original and which together have the same effect as if each Party had signed the same document. Each Party agrees that this Agreement may be signed by electronic signature (whatever form the electronic signature takes) and that this method of signature is the conclusive intention to be bound by this Agreement, as if signed by each party’s manuscript signature.

17.	DISCLOSURE

17.1	All Parties agree to the Public Version of this Agreement and/or the aggregate principal amount of Existing Indebtedness held by all Consenting Creditors and/or the Aggregate Percentage at the relevant time based on the Restricted Debts Notices provided to the Information Agent and/or the Company being publicly or privately disclosed by any Party to any person, including (but not limited to) by transmission to holders of the Existing Indebtedness through the Clearing Systems. Save as provided in Clause 17.2, none of the Information Agent, the Company or any of its Affiliates may, without the prior written consent of the relevant Consenting Creditor, disclose the identity of any Consenting Creditor or the specific number and/or amount of Existing Indebtedness it directly or indirectly holds to any other person.

17.2	Notwithstanding anything to the contrary herein, any Party may disclose the execution version of this Agreement (and any Accession Letters and the details contained therein):

(a)	to the trustee for the Existing Notes and/or the Information Agent;

(b)	to the Court as part of the evidence to be submitted in respect of the Scheme and in support of any application to the courts of any jurisdiction for recognition of the Scheme;

(c)	to the relevant courts of any appropriate jurisdiction(s) for the purposes of obtaining cross-border recognition and relief in connection with the Scheme (if applicable) and to the parties directly involved in the application of such proceedings;

(d)	to any Governmental Agency, any of its professional consultants (including, without limitation, its legal and financial advisors and auditors), or its financers or to its employees, to the extent such disclosure is required in order to implement the Restructuring;

(e)	to its auditors, in connection with the preparation of its statutory accounts;

(f)	in the case of a Consenting Creditor only, to its Affiliates and to its professional advisors solely in connection with their capacity as professional advisor to the Consenting Creditors in connection with the Restructuring;

(g)	to the extent required or compelled by applicable law, rule or regulation; and/or

(h)	to the extent it is, was or becomes available to the public other than as a result of a disclosure by a Party in violation of this Agreement.

18.	GOVERNING LAW AND JURISDICTION

18.1	This Agreement and any disputes or claims arising out of or in connection with it or its subject matter or formation (including non-contractual disputes or claims) are governed by and shall be construed in accordance with the laws of Hong Kong, without giving effect to principles of conflicts of law thereunder.

18.2	By execution and delivery of this Agreement, each of the parties hereto irrevocably and unconditionally submits to the exclusive jurisdiction of the courts of Hong Kong over any legal or other proceeding arising out of, based upon or in connection with this Agreement or the transactions contemplated hereby. Each party hereto irrevocably waives any objection it may have to the venue of any action, suit, or proceeding brought in such courts or to the convenience of the fora.

This Agreement has been entered into on the date stated on the first page hereof.

SCHEDULE 1

INITIAL CONSENTING CREDITORS

SCHEDULE 2

DEFINITIONS AND INTERPRETATION

PART A: DEFINITIONS

In this Agreement, each word, phrase or expression shall (unless the context otherwise requires) bear the meaning attributed to it below:

“Accession Code” means a unique code provided by the Information Agent to a Scheme Creditor following its valid accession to this Agreement, and which must be included by the relevant Account Holder of such Scheme Creditor in its Account Holder Letter and/or by such Scheme Creditor in its voting instructions in respect of the Scheme.

“Accession Letter” means a letter pursuant to which a person becomes a Party as an Additional Consenting Creditor, in the form set out in Schedule 3 (Form of Accession Letter and Restricted Debts Notice).

“Account Holder” means a person who is recorded in the books of a Clearing System as being a holder of Existing Notes in an account with such Clearing System at the Record Time.

“Account Holder Letter” means a letter from a Consenting Creditor who is an Account Holder (or an Account Holder on behalf of the Consenting Creditor) in the form attached to the relevant Scheme Document.

“Additional Consenting Creditor” means a person holding a beneficial and/or legal interest as principal in the Existing Indebtedness who has agreed to be bound by the terms of this Agreement as a Consenting Creditor in accordance with Clause 6 (Accession, Transfer and Purchase, and Aggregate Position Disclosure to the Information Agent).

“Affiliate” means, with respect to any person, any other person: (a) directly or indirectly controlling, controlled by, or under direct or indirect common control with, such person; or (b) who is a director or officer of such person or any subsidiary of such person or of any person referred to in clause (a) of this definition; and with respect to any Consenting Creditor, any of its managers, investment manager or investment advisors, and any entity managed or advised by that manager, investment manager or investment advisor. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”), as applied to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by contract or otherwise.

“Aggregate Percentage” means, at any time, the percentage that the aggregate outstanding principal amount of the Restricted Debts held by all Consenting Creditors collectively (calculated based on the disclosures provided in this Agreement, their Accession Letters and Transfer Notices delivered to the Information Agent, as applicable) represents relative to the outstanding principal amount of all Existing Indebtedness.

“Agreed Form” means in the form agreed in writing between the Company and each of the Significant Initial Consenting Creditors, in each case acting reasonably, and in a form consistent in all material respects with the Term Sheet and this Agreement.

“Authorisation” means:

(a)	an authorisation, consent, approval, resolution, license, exemption, filing, notarisation, lodgment or registration; or

(b)	in relation to anything which will be fully or partly prohibited or restricted by law if a Governmental Agency intervenes or acts in any way within a specified period after lodgment, filing, registration or notification, the expiry of that period without intervention or action.

“Bankruptcy Court” means the Unites States Bankruptcy Court for the Southern District of New York.

“Business Day” means any day which is not a Saturday, Sunday, legal holiday or other day on which banking institutions in the City of New York, London, the Cayman Islands, Hong Kong and/or the PRC are authorised or required by law or governmental regulation to close.

“Chapter 15” means Chapter 15 of Title 11 of the United States Code.

“Chapter 15 Filing” means a proceeding under Chapter 15 seeking, among other things, recognition of the Scheme.

“Chapter 15 Order” means an order for the recognition of the Scheme as a ‘foreign main proceeding’ or ‘foreign nonmain proceeding’ under Chapter 15.

“Clearing System” means any one of:

(a)	Clearstream Banking S.A.; or

(b)	Euroclear Bank S.A./N.V

and each of their respective nominees and successors, and any other system designed for similar or analogous purposes, as appropriate.

“Companies Act” means the Companies Act (as amended) of the Cayman Islands as consolidated, amended and revised from time to time;

“Company” has the meaning given to it in the Parties clause.

“Consenting Creditor” has the meaning given to it in the Parties clause.

“Court” means the Grand Court of the Cayman Islands and any court capable of hearing appeals therefrom.

“Electronic Consent Instruction” means an authenticated SWIFT message or instructions delivered in accordance with the processes in place at the relevant Clearing System, in each case, to authorize the delivery of a Consent to accede to this Agreement.

“Eligible Restricted Debt” means a Restricted Debt which was made subject to this Agreement by a Consenting Creditor on or prior to the RSA Fee Deadline.

“Enforcement Action” means, in relation to any Existing Finance Document:

(a)	the acceleration of any sum payable or the making of any declaration that any sum payable is due and payable or payable on demand;

(b)	the making of any demand against any member of the Group under any guarantee or surety provided by that member of the Group;

(c)	the suing for, commencing, or joining of any legal or arbitration proceedings against any member of the Group to recover any sums payable or under any guarantee or surety provided by any member of the Group;

(d)	the taking of any steps to enforce or require the enforcement of any security granted by any member of the Group;

(e)	the levying of any attachment, garnishment, sequestration or other legal process over or in respect of any assets of the Group;

(f)	the petitioning, applying, or voting for any Insolvency Proceedings in relation to any member of the Group;

(g)	the commencing or continuation of any legal action or other proceedings against any member of the Group (or any director or officer thereof) or any of their respective assets;

(h)	joining any other entity or person in the exercise of any of the foregoing rights;

(i)	exercising any right, power, privilege or remedy in connection with the foregoing; or

(j)	directing any trustee or agent to do any of the foregoing,

other than (x) as contemplated by the Restructuring, and (y) any action falling within (a) to (j) above which is necessary, but only to the extent necessary, to preserve the validity, existence, or priority of claims in respect of the Existing Indebtedness, including the registration of such claims before any court or governmental authority and the bringing, supporting or joining of proceedings to prevent the loss of the right to bring, support, or join proceedings by reason of applicable limitation periods.

“Existing Finance Documents” means in relation to the Existing Indebtedness, each Indenture and any related guarantee or security documents.

“Existing Indebtedness” means the Existing Notes.

“Existing Notes” means collectively, the 2023 Notes I, the 2023 Notes II, the 2024 Notes, and the 2027 Notes.

“Governmental Agency” means any government or any governmental agency, semi-governmental or judicial entity or authority (including, without limitation, any stock exchange or any self-regulatory organisation established under statute).

“Group” means the Company and its Subsidiaries.

“Hong Kong” means the Hong Kong Special Administrative Region of the PRC.

“Indenture” means each of:

(a)	the indenture dated 17 September 2020, as amended, supplemented, or otherwise modified from time to time, between, amongst others, the Company and Citicorp International Limited as trustee pursuant to which the 2023 Notes I were constituted;

(b)	the indenture dated 15 October 2021, as amended, supplemented, or otherwise modified from time to time, between, amongst others, the Company and China Construction Bank (Asia) Corporation Limited as trustee pursuant to which the 2023 Notes II were constituted;

(c)	the indenture dated 25 January 2021, as amended, supplemented, or otherwise modified from time to time, between, amongst others, the Company and Citicorp International Limited as trustee pursuant to which the 2024 Notes were constituted; and

(d)	the indenture dated 18 August 2023, as amended by the supplemental indenture dated 29 April 2024 and further amended by the second supplemental indenture dated 29 October 2024, and as further amended, supplemented, or otherwise modified from time to time, between, amongst others, the Company and Citicorp as trustee pursuant to which the 2027 Notes were constituted;

(together, the “Indentures”).

“Initial Consenting Creditors” has the meaning given to it in the Parties clause.

“Initial Restricted Debts Notice” means the Restricted Debts Notice to be provided by the Initial Consenting Creditors pursuant to Clause 6.1.

“Insolvency Proceedings” means:

(a)	the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, administration, bankruptcy, provisional supervision or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of the Company;

(b)	a composition or arrangement with any creditor of the Company, or an assignment for the benefit of creditors generally of the Company or a class of such creditors (other than the Scheme);

(c)	the appointment of a liquidator, receiver, administrator, administrative receiver, compulsory manager, provisional supervisor or other similar officer in respect of the Company or any of its assets (other than as required to implement the Restructuring);

(d)	the application for involuntary bankruptcy against any member of the Group in any jurisdiction;

(e)	enforcement of any security over any assets of the Company; or

(f)	any procedure or step taken in any jurisdiction analogous to those set out in paragraphs (a) to (d) above.

“Intermediary” means a person who holds an interest in Existing Notes on behalf of another person, but who is not an Account Holder.

“Longstop Date” means April 30, 2026, as may be extended by agreement in writing between the Company and all of the Significant Initial Consenting Creditors, which extended date shall be notified in writing to the Consenting Creditors.

“New Instruments” has its meaning given to it in the Term Sheet.

“New Instruments Documents” means any indenture or relevant documents in respect of the New Instruments to be issued pursuant to the Restructuring.

“New Perpetual Securities” means the New Perpetual Securities as described under “Terms of the New Perpetual Securities” in the Term Sheet.

“New Senior Notes” means the New Senior Notes as described under “Terms of the New Senior Notes” in the Term Sheet.

“New Senior Notes Indenture” has the meaning given to it in the Term Sheet.

“New Shares” means the New Shares as described under “Terms of the New Shares” in the Term Sheet.

“NYSE” means The New York Stock Exchange.

“Obligors” means, collectively, the Company, the Subsidiary Guarantors and the Subsidiary Guarantor; and “Obligor” means any one of them.

“Parties” means, collectively, the Company, the Subsidiary Guarantors and the Consenting Creditors; and “Party” means any one of them.

“PRC” means the People’s Republic of China.

“Public Version of this Agreement” means a version of this Agreement and its Schedules in Agreed Form headed “Public Version” which redacts only the identities, signature pages and notice details of the Initial Consenting Creditors, including those details set out in Schedule 1 (Initial Consenting Creditors).

“Qualified Market-maker” means an entity that:

(a)	holds itself out to the public or the applicable private markets as standing ready in the ordinary course of business to purchase from customers, and sell to customers, Existing Indebtedness (or enter with customers into long and short positions in respect of the Existing Indebtedness), in its capacity as a dealer or market-maker in the Existing Indebtedness; and

(b)	is, in fact, regularly in the business of making a two-way market in the Existing Indebtedness.

“Record Time” means the time designated, and publicly announced, by the Company for the determination of claims of Scheme Creditors for the purposes of voting at the Scheme Meeting.

“Relevant Sanctions” means the financial sanctions imposed with respect to Russia including, but not limited to, Executive Orders 14066, 14068 and 14071 of the United States, the Russia (Sanctions) (EU Exit) Regulations 2019 of the United Kingdom and Council Regulation (EU) 833/2014 of the European Union.

“Restricted Debts” means, with respect to a Consenting Creditor at any time, the aggregate outstanding principal amount of Existing Indebtedness set out in the Restricted Debts Notice then most recently delivered by that Consenting Creditor, as modified from time to time by any Transfer Notices (as applicable) delivered by that Consenting Creditor to the Information Agent, subject to evidence satisfactory to the Information Agent having been provided in accordance with Clause 6 (Accession, Transfer and Purchase, and Aggregate Position Disclosure to the Information Agent); and “Restricted Debt” means any portion of the Restricted Debts.

“Restricted Debts Notice” means a notice substantially in the form set out in Schedule 3 (Form of Accession Letter and Restricted Debts Notice).

“Restructuring” means the restructuring of the indebtedness of the Obligors in respect of the Existing Indebtedness, to be conducted materially in the manner envisaged by, and materially on the terms set out in, the Term Sheet and to be implemented by way of the Restructuring Documents.

“Restructuring Documents” means all documents, agreements and instruments necessary to implement the Restructuring in accordance with this Agreement and the Term Sheet, including but not limited to the Scheme Document, the Account Holder Letter(s), the New Instruments Documents, the transaction security documents in respect of the collateral for the New Instruments and any instructions with regards to the tendering of any Existing Indebtedness to a Clearing System.

“Restructuring Effective Date” has the meaning given to it in the Term Sheet, and shall be a day by or on which all conditions precedent to the Restructuring as set out in the Term Sheet and this Agreement have been satisfied or, if permissible under the Term Sheet and this Agreement, waived (as the case may be), including the obtaining of all relevant approvals or consents.

“RSA Fee” means, with respect to each Consenting Creditor and subject to and in accordance with Clause 5 (RSA Fee), an amount in cash equal to 0.02% of the aggregate principal amount of the Eligible Restricted Debt held by such Consenting Creditor as of the RSA Fee Deadline.

“RSA Fee Deadline” means 5:00 p.m. Hong Kong time on June 15, 2025, or such later date and time as the Company may elect in accordance with Clause 11.3.

“RSA Fee Deadline Extension” has the meaning given to it in Clause 11.3.

“Sanction Hearing” means the hearing before the Court of the application seeking the sanction of the Scheme.

“Sanction Order” means the sealed copy of the order of the Court sanctioning the Scheme.

“Scheme” means the scheme of compromise or arrangement proposed to be effected pursuant to section 86 of the Companies Act between the Company and the Scheme Creditors for the purpose of implementing the Restructuring, as contemplated under the Term Sheet and this Agreement.

“Scheme Creditors” means creditors of the Company whose claims against the Obligors are (or will be) the subject of the Scheme.

“Scheme Document” means the composite document to be circulated by the Company to the holders of the Existing Indebtedness in relation to the Scheme, which will include (among other things) an explanatory statement and the terms of the Scheme.

“Scheme Effective Date” means the date on which the Sanction Order has been delivered to the registrar of companies in the Cayman Islands for registration.

“Scheme Meeting” means the meeting of the Scheme Creditors to vote on the Scheme convened pursuant to an order of the Court (and any adjournment of such meeting).

“SEC” means the Securities and Exchange Commission of the United States of America, or any successor thereto.

“Selection Consideration” means the New Senior Notes, the New Perpetual Securities and/or the New Shares.

“Significant Initial Consenting Creditor” means, at any time, each Initial Consenting Creditor who, individually or together with its Affiliates, hold (beneficially, as principal) an aggregate outstanding principal amount of more than 10.0% of the outstanding principal amount of the Existing Indebtedness at that time; and, collectively, the “Significant Initial Consenting Creditors”.

“Subsidiary” means with respect to any person, any corporation, association or other business entity of which more than 50% of the voting power of the outstanding voting stock is owned, directly or indirectly, by such person and one or more other Subsidiaries of such person. “Subsidiaries” shall be construed accordingly.

“Subsidiary Guarantors” has the meaning given to it in the Parties clause.

“Tax” means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

“Term Sheet” means the term sheet attached at Schedule 5 (Term Sheet).

“Transaction Website” means https://clients.dfkingltd.com/xinyuan/, the portal managed by the Information Agent in connection with the Restructuring.

“Transfer” has the meaning given to it in Clause 3.1(j).

“Transfer Notice” means a means a notice substantially in the form set out in Schedule 4 (Form of Transfer Notice).

“2023 Notes I” means the New York law-governed 14.5% senior notes due 2023 issued by the Company and guaranteed by the Subsidiary Guarantors.

“2023 Notes II” means the New York law-governed 14.2% senior notes due 2023 issued by the Company and guaranteed by the Subsidiary Guarantors.

“2024 Notes” means the New York law-governed 14.0% senior notes due 2024 issued by the Company and guaranteed by the Subsidiary Guarantors.

“2027 Notes” means the New York law-governed 3.0% senior notes due 2027 issued by the Company and guaranteed by the Subsidiary Guarantors.

PART B: INTERPRETATION

Save as otherwise expressly provided, the principles of interpretation set out below shall be applied in construing the provisions of this Agreement:

1.	Clause, Schedule and paragraph headings shall not affect the interpretation of this Agreement.

2.	A “person” includes a natural person, corporate or unincorporated body (whether or not having separate legal personality).

3.	The Schedules form part of this Agreement and shall have effect as if set out in full in the body of this Agreement and any reference to this Agreement includes the Schedules.

4.	References to Clauses and Schedules are to the clauses and schedules of this Agreement; references to paragraphs are to paragraphs of the relevant Schedule.

5.	A reference to one gender shall include a reference to the other genders.

6.	Words in the singular shall include the plural and vice versa.

7.	A reference to a statute or statutory provision is a reference to it as it is in force for the time being, taking account of any amendment, extension or re-enactment and includes any subordinate legislation for the time being in force made under it.

8.	“Writing” or “written” includes writing via e-mail.

9.	Where the words “include(s)”, “including” or “in particular” are used in this Agreement, they are deemed to have the words “without limitation” following them. The words “other” and “otherwise” are illustrative and shall not limit the sense of the words preceding them.

10.	Any obligation in this Agreement on a person not to do something includes an obligation not to agree or allow that thing to be done.

11.	“US$” denotes the lawful currency for the time being of the United States of America and “RMB” denotes the lawful currency for the time being of the PRC.

SCHEDULE 3

FORM OF ACCESSION LETTER AND RESTRICTED DEBTS NOTICE

PRIVATE AND CONFIDENTIAL VIA ONLINE FORM

To:        XINYUAN REAL ESTATE CO., LTD. (the “Company”)

D.F. King Ltd, as Information Agent

Email: xinyuan@dfkingltd.com

IMPORTANT: DO NOT FILL OUT THE PDF VERSION OF THIS FORM.

Please visit the Transaction Website (https://clients.dfkingltd.com/xinyuan/) for further information on how the Accession Letter needs to be submitted to the Information Agent.

From: [Insert name of Consenting Creditor] Date:                     2025

Dear Sirs,

Restructuring Support Agreement between, among others, the Company, the Subsidiary Guarantors, the Subsidiary Guarantor Pledgor [and the Initial Consenting Creditors] dated [•] 2025, as amended and/or restated from time to time (the “Agreement”).

We refer to the Agreement. This is an Accession Letter and Restricted Debts Notice (as may be applicable), each as defined in the Agreement. Except as otherwise defined herein, terms defined in the Agreement have the same meaning when used herein. In addition, unless the context otherwise requires, the principles of interpretation set out in Part B of Schedule 2 (Definitions and Interpretation) to the Agreement shall apply in construing the provisions herein.

SECTION 1 – ACCESSION AND CREDITOR DETAILS1

1.	We have read and understand the terms of the Agreement, including without limitation the rights and obligations of a Consenting Creditors thereunder, and agree, for the benefit of each Party, to be a Consenting Creditors under the Agreement and to be bound by the terms of the Agreement as a Consenting Creditor.

2.	Subject to the terms of the Agreement including but not limited to Clause 13, we agree, represent and warrant to each other Party on the date of this Accession Letter that we or the entity that we represent (if applicable) are the beneficial owner of and have full power to vote (or are able to direct the legal and beneficial owner to vote) in respect of the Existing Indebtedness as set out in Section 2.

3.	We represent and warrant to the Company that our investment manager and/or adviser(if any) is [●].

4.	Our contact details for purposes of Clause 13 (Notice) of the Agreement are as follows

Address:	[●]
For the attention of:	[●]
E-mail: [●]
Telephone (including country code):	[●]

with a copy to our investment manager or adviser (if any), [name of investment manager or adviser of the Consenting Creditor]

Address:	[●]
For the attention of:	[●]
E-mail: [●]
Telephone (including country code):	[●]

5.	This Accession Letter and any non-contractual obligations arising out of or in connection with it are governed by the laws of Hong Kong. By executing this Accession Letter, the signatory confirms it has complied with all legal requirements regarding the valid execution of this Accession Letter under its jurisdiction of incorporation.

SECTION 2 – RESTRICTED DEBTS NOTICE

6.	We hereby notify you that, at the date of this notice, the details of our Restricted Debts are as follows and that we would like to receive the following combination of Selection Consideration. This notification is given on the basis that our selection of the Selection Consideration is currently non-binding and may later be amended in accordance with the Restructuring Documents. The table below indicates the non-binding composition of our Selection Consideration if the Restructuring were to be successful.

ISIN	Description of Existing Indebtedness	Principal amount of the Existing Indebtedness held beneficially/being owed to it (as principal) as at the date of this Restricted Debts Notice[1]	Custody Instruction Reference Number (only applicable to Existing Indebtedness)[2]

Selection Consideration	Non-Binding Indication of Selection Consideration
New Senior Notes	[*]	%
New Perpetual Securities	[*]	%
New Shares	[*]	%
Total	100%

7.	We request that you treat the existence and contents of this Restricted Debts Notice with the utmost confidence and that you do not disclose these to any person without our prior written consent. We do, however, consent to you disclosing (in accordance with the terms of the Agreement) to:

1 Please only include the principal amount and not any interest which has accrued

2 This is a reference to the custody instruction reference number that a Consenting Creditor would have received from the Clearing System upon any submission of a valid Electronic Consent Instruction in respect of the Existing Notes identified. If the Consenting Creditor holds Existing Notes which are connected to more than one custody instruction reference number, it should declare these details separately by creating new rows in the above table. For Euroclear, the custody instruction reference number will be in the format XXXXXXX where X is a digit between 0 to 9. For Clearstream, the custody instruction reference number will be in the format CSTDYXXXXXXXXXXX where X is a digit between 0 to 9. Any custody instruction reference number not in the above format is not valid and will invalidate this notice.

(a)	(x) the Company (and its advisers); (y) the Obligors (and their advisers); and/or (z) the Ad Hoc Group’s Advisers upon reasonable request by any of them (as determined by the Company):

(i)	the Existing Indebtedness held by the Consenting Creditors collectively and/or the Aggregate Percentage (calculated from the disclosures provided in their Restricted Debts Notices);

(ii)	the principal amount of our Restricted Debts;

(b)	any Consenting Creditors upon reasonable request by such Consenting Creditor (as determined by the Company):

(i)	the aggregate principal amount of the Existing Indebtedness held by all Consenting Creditors and/or the Aggregate Percentage; and

(ii)	the Aggregate Percentage (as at close of business on the Business Day immediately prior to such request).

8.	We confirm that we will provide evidence reasonably requested by and reasonably satisfactory to the Information Agent of our positions in the Existing Indebtedness described above.

Signed by [name and capacity of signatory]        )

)

)

for and on behalf of        )

[Name of Consenting Creditor] )

The completed and executed Accession Letter and Restricted Debts Notice (as may be applicable) must be submitted to the Information Agent online via the Transaction Website (https://clients.dfkingltd.com/xinyuan/). Please follow the instructions on the Transaction Website (https://clients.dfkingltd.com/xinyuan/) on how to submit this Accession Letter and Restricted Debts Notice (as may be applicable) to the Information Agent.

For assistance, please contact the Information Agent at xinyuan@dfkingltd.com.

SCHEDULE 4

FORM OF TRANSFER NOTICE3

PLEASE FILL OUT THE PDF VERSION OF THIS FORM AND SEND IT TO

xinyuan@dfkingltd.com.

Please visit the Transaction Website (https://clients.dfkingltd.com/xinyuan/) for further information on how the Transfer Notice needs to be submitted to the Information Agent.

PRIVATE AND CONFIDENTIAL

Date:

To:        XINYUAN REAL ESTATE CO., LTD.

D.F. King Ltd, as Information Agent

From:     [Name of Transferor] (the “Transferor”)]4 Qualified Market-maker: [Yes/No]5 [Name of Transferee] (the “Transferee”) Qualified Market-maker: [Yes/No]

1.	We refer to the restructuring support agreement dated [•] 2025 between the Parties, as amended and/or restated from time to time (the “Agreement”). Capitalised terms used in the Agreement have the same meaning in this notice. In addition, unless the context otherwise requires, the principles of interpretation set out in Part B of Schedule 2 (Definitions and Interpretation) to the Agreement shall apply in construing the provisions of this notice.

2.	This is a Transfer Notice. We hereby confirm that, at the date of this notice, we have completed a Transfer and the Transferee is a [Consenting Creditor (having submitted a validly executed Accession Letter and/or Restricted Debts Notice)][a Qualified Market-maker].

3.	We hereby give you notice that the Existing Indebtedness described below have been transferred by the Transferor to the Transferee:

ISIN/ Additional Debt Instruments	Description of Existing Indebtedness	Principal amount of Existing Indebtedness transferred	Accession Code of the Transferor	Accession Code of the Transferee

3 Please submit this form by email to xinyuan@dfkingltd.com.

If you are in any doubt as to how to complete this form, please immediately contact the Information Agent. Per Clause 3.1(k) and Clause 6.11 of the Agreement, if applicable, such Transfer Notice should be delivered within five (5) Business Days of any change in a Consenting Creditor’s holdings. It is the duty of the Transferee to ensure this form is validly submitted.

4 The Transferor need not be a party to the Transfer Notice where the Transferor is not a Consenting Creditor

5 The Transferor need not be a party to the Transfer Notice where the Transferor is not a Consenting Creditor.

4.	The Transferee confirms that it will provide evidence reasonably requested by and reasonably satisfactory to the Information Agent of our position in the Existing Indebtedness described above.[6]

5.	We request that you treat the existence and contents of this Transfer Notice with the utmost confidence and that you do not disclose these to any person without our prior written consent. We do, however, consent to you disclosing (in accordance with the terms of the Agreement) to:

(a)	(x) the Company (and its advisers); (y) the Obligors (and their advisers); and/or (z) the Ad Hoc Group’s Advisers upon reasonable request by any of them (as determined by the Company):

(i)	the Existing Indebtedness held by the Consenting Creditors collectively and/or the Aggregate Percentage (calculated from the disclosures provided in their Consenting Debts Notices);

(ii)	the principal amount of our Restricted Debts;

(b)	any Consenting Creditor upon reasonable request by such Consenting Creditor (as determined by the Company):

(i)	the aggregate principal amount of the Existing Indebtedness held by all Consenting Creditors and/or the Aggregate Percentage; and

(ii)	the Aggregate Percentage (at the relevant time based on the most recently provided Restricted Debts Notices).

6.	This Transfer Notice shall be governed by the laws of Hong Kong.

6 Evidence of holding can, subject to the Information Agent’s confirmation, include a custody statement or a screenshot of holdings or scanned copy of a portfolio report dated no more than three (3) months prior to the date of the Restricted Debts Notice and that includes the following information: (i) ISIN / security description; (ii) name of beneficial owner of the relevant Existing Indebtedness; (iii) amount of position held; and (iv) current date. In the event of any questions or concerns, please contact the Information Agent.

Yours faithfully,

[The Transferor]

Transferor details

Name of Transferor (Name of the Consenting Creditor):[(Name of Qualified Market-maker)]7 [•]8

Email Address: [•]

Phone Number (including country code): [•]

Yours faithfully,

[The Transferee]

Transferee details

Name of Transferee (Name of the Consenting Creditor): [(Name of Qualified Market-maker)]9 [•]10

Email Address: [•]

Phone Number (including country code): [•]

The completed and executed Transfer Notice must be submitted to the Information Agent at xinyuan@dfkingltd.com.

Please visit the Transaction Website (https://clients.dfkingltd.com/xinyuan/) for further information on how the Transfer Notice needs to be submitted to the Information Agent.

For assistance, please contact the Information Agent at xinyuan@dfkingltd.com.

7 Only applicable to a Transferor who is a Qualified Market-maker.

8 This should be the same name that appears on the Transferor’s Accession Letter.

9 Only applicable to a Transferee who is a Qualified Market-maker.

10 This should be the same name that appears on the Transferee’s Accession Letter.

SCHEDULE 5

TERM SHEET

SCHEME PLAN TERM SHEET

Subject to Contract

This term sheet (“Term Sheet”) represents an agreement between Xinyuan Real Estate Co., Ltd. (the “Company”, together with its subsidiaries, the “Group”) and the Consenting Creditors ( together with the Company, the “Parties”)) with respect to the principal terms and conditions of the proposed scheme of arrangement to compromise certain indebtedness of the Company (the “Scheme Plan”).

This Term Sheet signifies a substantial positive milestone in achieving the Scheme Plan and is representative of the Parties’ significant progress towards achieving the Scheme Plan.

This Term Sheet forms the basis of the agreement between the Parties and the Parties accordingly agree and undertake to work together in good faith and use best endeavours to subsequently conclude further agreements as necessary to effect the Scheme Plan, such that they are consistent in all material respects with this Term Sheet and the restructuring support agreement (the “RSA”). It is intended that the Scheme Plan shall be facilitated by way of the RSA and subsequent further agreements and scheme documentation as necessary to effect the Scheme Plan. The Parties acknowledge and agree that this Term Sheet records certain key agreed commercial provisions only, and that no other terms and conditions should be implied. This Term Sheet is not intended to be a comprehensive list of all relevant terms and conditions of the Scheme Plan or any other transaction in relation to the Company’s liabilities. The terms of the Scheme Plan remain subject to legally binding definitive documents. Notwithstanding this Term Sheet, all rights and obligations under and in connection with the Existing Notes (as defined below) and/or the indentures in respect thereof (the “Existing Notes Indentures”) shall remain in full force and effect. Nothing in this Term Sheet shall constitute, or be construed as, a waiver of any default, event of default, rights or remedies under or in connection with the Existing Notes (as defined below).

This Term Sheet does not constitute an offer to sell or a solicitation of an offer to buy any securities in the United States or any other jurisdiction. No securities may be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Any public offering of securities to be made in the United States will be made by means of a prospectus. Such prospectus will contain detailed information about the Company and its management, as well as financial statements. No public offer of securities is to be made by the Company or any of the subsidiary guarantors of the Existing Notes (as defined below) in the United States. This Term Sheet is not a prospectus for the purposes of Regulation (EU) 2017/1129, including as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended by the European Union (Withdrawal Agreement) Act 2020.

This Term Sheet is governed by and construed in accordance with Hong Kong law. The courts of Hong Kong shall have exclusive jurisdiction to settle any disputes that may arise out of or in connection with this Term Sheet.

Capitalized terms used but not defined herein shall have the respective meanings given to them in the RSA.

PRINCIPAL TERMS OF THE PROPOSED SCHEME PLAN

General Information
Issuer / Company	Xinyuan Real Estate Co., Ltd.
Scheme Creditors

The persons holding beneficial interests as principal in the following instruments as at the Record Time (as defined below) for the Scheme (as defined below) :

(a)     the New York law-governed 14.5% senior notes due 2023 issued by the Company and guaranteed by the Subsidiary Guarantors (ISIN: XS2176792658; Common Code: 217679265) (“2023 Notes I”);

(b)     the New York law-governed 14.2% senior notes due 2023 issued by the Company and guaranteed by the Subsidiary Guarantors (ISIN: XS2394748706; Common Code: 239474870) (“2023 Notes II”);

(c)     the New York law-governed 14.0% senior notes due 2024 issued by the Company and guaranteed by the Subsidiary Guarantors (ISIN: XS2290806954; Common Code: 229080695) (“2024 Notes”); and

(d)     the New York law-governed 3.0% senior notes due 2027 issued by the Company and guaranteed by the Subsidiary Guarantors (ISIN: XS2639416754; Common Code: 263941675) (“2027 Notes”, and together with the 2023 Notes I, 2023 Notes II and the 2024 Notes, the “Existing Notes”).

provided that the Company may, at its election, include any other debt of the Company in the Scheme (such debts, along with the Existing Notes, the ‘‘Scheme Debts”), and provided further that the Company obtains the prior consent of each Initial Consenting Creditor who, individually or together with its Affiliates, hold (beneficially, as principal) an aggregate outstanding principal amount of more than 10.0% of the outstanding principal amount of the Existing Notes (collectively, the ‘‘Significant Initial Consenting Creditors”) (such consent not to be unreasonably withheld) .

‘‘Scheme” means the scheme of compromise or arrangement proposed to be effected pursuant to section 86 of the Cayman Islands Companies Act (2025 Revision) (and / or pursuant to the laws of any other jurisdiction (s) beneficial for the Scheme Plan) between the Company and the Scheme Creditors for the purpose of implementing the Scheme Plan.

‘‘Record Time” shall be the time designated by the Issuer for the determination of the Scheme Creditors’ Claims (as defined below) for the purposes of voting at the Scheme Meeting.

Scheme Creditors’ Claims

The sum of:

(a)     the outstanding principal amount of the Scheme Debts held by the Scheme Creditors at the Record Time; and

(b)     all accrued and unpaid interest on such Scheme Debts up to (but excluding) the earlier of (i) the Restructuring Effective Date (as defined below) and (ii) June 30, 2025 (the ‘‘Reference Date”), (together in aggregate, the ‘‘Scheme Creditors’ Claims”).

On and from the Restructuring Effective Date and issuance of the New Instruments, Scheme Creditors will, subject to certain exceptions to be agreed, fully release all claims against the Issuer, any and all of the subsidiaries of the Issuer including the Subsidiary Guarantors, the Subsidiary Guarantor Pledgor and the shareholders, officers, directors, advisors and representatives, or office-holders under and in connection with the Scheme Debts, in exchange for: (A) the Scheme Consideration in accordance with the terms of the Scheme Documents (as defined in the RSA); and (B) the Company, the Subsidiary Guarantors and the Subsidiary Guarantor Pledgor agreeing to fully release, subject to certain exceptions to be agreed, all claims against the Scheme Creditors and any of the Scheme Creditors’ respective officers, directors, representatives and advisors under and in connection with the Scheme Debts.

Scheme Consideration

The consideration for each Scheme Creditor under the Scheme (the ‘‘Scheme Consideration”) will consist of:

a combination of (i) New Shares (as defined below) in an aggregate value equal to the product of the number of New Shares and the price of the Company’s common stock at US$1.5125 per share (the “Aggregate Value”), (ii) New Perpetual Securities, and (iii) New Senior Notes (each as defined below); and sum of the Aggregate Value of New Shares under sub-clause (i), the total combined principal amount of the New Perpetual Securities as described under sub-clause (ii), and the total combined principal amount of the New Senior Notes as described under sub-clause (iii) equals to 100% of the outstanding principal amount of the Scheme Debts held by such Scheme Creditor as of the Record Time, plus all accrued and unpaid interest (including accrued and unpaid paid-in-kind interest) on such Scheme Debts up to (but excluding) the earlier of (i) the Restructuring Effective Date (as defined below) and (ii) the Reference Date. The New Shares, the New Perpetual Securities and the New Senior Notes are collectively referred to as the ‘‘New Instruments”.

Subject to terms and conditions hereto, the Scheme Creditors may elect any proportion of the New Shares, the New Perpetual Securities and the New Senior Notes to be received as their respective Scheme Consideration, provided that (i) the Scheme Consideration for the accrued and unpaid interest (including accrued and unpaid paid-in-kind interest) in relation to the portion of the principal amount of the Scheme Debts up to (but excluding) the earlier of (a) the Restructuring Effective Date (as defined below) and (b) the Reference Date will only be New Perpetual Securities with a principal amount calculated on a dollar-for-dollar basis of such accrued and unpaid interest, (ii) the total number of New Shares to be issued by the Company shall not exceed 54,000,000 (the “Capped New Shares Amount”) shares of the Company’s Common Stock, and in the event that the number of New Shares elected by the Scheme Creditors exceeds the Capped New Shares Amount, the New Shares shall be allocated to Scheme Creditors who elected such option on a pro rata basis; (iii) for any Scheme Creditor that elects a portion of the New Shares as part or all of its Scheme Consideration, if the total number of New Shares elected by the Scheme Creditors exceed the Capped New Shares Amount, the portion of New Shares that will not be allocated to such Scheme Creditor (see the immediate sentence below) will be New Perpetual Securities; and (iv) subject to the occurrence of the Scheme Effective Date, only New Senior Notes will be allocated to Scheme Creditors who fail to make any election.

Restructuring Effective Date

‘‘Restructuring Effective Date” means the day on which all outstanding Scheme Debts will be cancelled and all guarantees and collaterals in connection with the Scheme Debts will be released and the Scheme Consideration will be distributed to the Scheme Creditors, with the conditions precedent to the Restructuring Effective Date ( ‘‘Pre-RED Conditions” ) having been either (A) satisfied ; or (B) (in the case of item (b) and (g)) waived by the Significant Initial Consenting Creditors, as the case may be, on or prior to the Restructuring Effective Date, including:

(a)     the occurrence of the Scheme Effective Date;

(b)     the obtaining of all relevant approvals, pre-approvals or consents, as applicable, including without limitation (i) delivery of respective court orders in respect of the Scheme, (ii) necessary approvals for the issuance of the New Shares; (iii) unconditional approval from the shareholders of the Company as required for the issuance of the New Shares, the New Senior Notes and the New Perpetual Securities, (iv) any board approvals of the Company required to consummate the Scheme Plan and (v)  subject to applicable securities laws, any necessary approvals to facilitate the trading of the New Perpetual Securities or the New Senior Notes in the relevant clearing systems;

(c)     the settlement of all professional fees associated with the Scheme Plan that the Issuer has agreed to pay;

(d)     payment of the RSA Fee to the Consenting Creditors in accordance with the terms of the RSA (in the amounts set out above);

(e)     each Scheme Document (as defined in the RSA) being in a form agreed with the Significant Initial Consenting Creditors acting reasonably;

(f)      the Issuer announcing the date set for the Restructuring Effective Date; and

(g)     the satisfaction of each of the specific conditions precedent contained in each of the Scheme Documents.

At the date of this Term Sheet, the Restructuring Effective Date is expected to be on or about December 15, 2025. The RSA will provide for a longstop date of April 30, 2026 (subject to the any extension(s) of such longstop date to as may be agreed in writing with the Significant Initial Consenting Creditors) by which time the Restructuring Effective Date must occur, as well as other milestone dates (to be agreed with the Significant Initial Consenting Creditors), by which:

(i) the Company’s petition for an order sanctioning the Scheme and a summons for a direction convening the Scheme Meeting is to be filed with the Grand Court of the Cayman Islands; and (2) the proposed meeting of Scheme Creditors at which the Scheme Creditors will vote on the Scheme must be convened.

RSA Fee

RSA Fee is to be paid in accordance with the terms of the RSA. RSA Fee shall comprise an amount equal to 0.02% of the aggregate principal amount of the Eligible Restricted Debts held by each Consenting Creditor as of the RSA Fee Deadline (i.e., Restricted Debts which were made subject to the terms of the RSA on or prior to June 15, 2025).

The RSA Fee Deadline may be extended in accordance with the terms of the RSA.

Treatment of the Scheme Debts

On the Restructuring Effective Date, all outstanding Scheme Debts shall be cancelled and all guarantees and all collaterals in connection with the Scheme Debts will be released, provided that the New Shares, the New Senior Notes and the New Perpetual Securities shall be issued and become effective in accordance with their terms (as described below).

In the event that the Restructuring Effective Date is at a date which is later than the Reference Date, the interest on the Scheme Debts will, for the purposes of calculating the Issue Amount of the New Shares, the New Senior Notes and the New Perpetual Securities, only accrue up to (but excluding) the Reference Date.

Terms of the New Shares

Terms not defined herein have the meanings set forth in the memorandum and articles of association of the Company, as amended, supplemented, and/or restated from time to time (the “M&A”).

Issuer	Xinyuan Real Estate Co., Ltd.
Issue Date	Restructuring Effective Date

Amount	Approximately 52,500,000 Shares of Common Stock of the Company, subject to the Capped New Shares Amount.
Lock-up Arrangement

The New Shares are subject to a period of lock-up period of eight (8) years (the “Lock-up Period”), such that in every year subsequent to the Restructuring Effective Date, no more than one-eighth (1/8) of such number of New Shares as issued to the relevant Scheme Creditor as of the Restructuring Effective Date can be publicly sold, offered for sale, transferred, pledged or hypothecated on non-cumulative basis, subject to the transfer restrictions below, or as otherwise agreed by the Company.

Transfer Restrictions

The New Shares will be issued to investors who are not U.S. Persons (as defined in Regulation S under the Securities Act of 1933, as amended (the “Securities Act”)) pursuant to Regulation S of the Securities Act, subject to transfer restrictions pursuant to the Securities Act and other applicable laws, and will not be registered under the Securities Act.

Voting Arrangement

The holder of each New Share (collectively, the “Subject Shares”) agrees to, before such New Share become publicly resalable subject to the Lock-up Arrangement and Transfer Restrictions above (the “Voting Period”), at any meeting (whether annual or special and each adjourned, reconvened or postponed meeting) of the Company’s stockholders, however called, and on every action or approval by written consent or consents of the Company stockholders with respect to any of the following matters, the holder shall, if a meeting is held, appear at the meeting, in person or by proxy, or otherwise cause its Subject Shares to be counted as present thereat for purposes of establishing a quorum, and it shall vote or consent (or cause to be voted or consented), irrevocably and unconditionally, in person or by proxy, all of its Subject Shares:

(a)     in favor of any proposals, actions, agreements or transactions which are designated by the Controlling Shareholder Parties as “Positive Proposals”; and

(b)     against any proposals, actions, agreements or transactions other than the Positive Proposals.

The Company will notify the holders of New Shares of which proposals were designated by the Controlling Shareholder Parties as “Positive Proposals” at least five (5) days before the relevant shareholders’ meeting.

Controlling Shareholder Parties	means, collectively, Spectacular Stage Limited and Juicy Seasons Limited

Restrictive Legends

The New Shares will bear the following restrictive legends:-

“THESE SECURITIES ARE BEING OFFERED TO INVESTORS WHO ARE NOT U.S. PERSONS (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT OF 1933, AS AMENDED (“THE SECURITIES ACT”)) AND WITHOUT REGISTRATION WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT IN RELIANCE UPON REGULATION S PROMULGATED UNDER THE SECURITIES ACT.

PRIOR TO THE EXPIRATION OF THE 40-DAY DISTRIBUTION COMPLIANCE PERIOD UNDER REGULATION S (THE “REG S COMPLIANCE PERIOD”), THE SHARES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED IN THE UNITED STATES TO, OR FOR THE ACCOUNT OR BENEFIT OF, A U.S. PERSON (AS DEFINED IN REGULATION S), EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS OF THE STATES OF THE UNITED STATES AND OTHER JURISDICTIONS.  DURING THE REG S COMPLIANCE PERIOD, ANY OFFERS AND SALES MUST BE MADE IN OFFSHORE TRANSACTIONS, WITH THE PURCHASER LOCATED OUTSIDE THE UNITED STATES AT SUCH TIME.  IN ADDITION, NO DIRECTED SELLING EFFORTS MAY BE MADE IN THE UNITED STATES IN CONNECTION WITH SUCH OFFERS OR SALES.  ANY OFFER, SALE, PLEDGE OR OTHER TRANSFER MADE OTHER THAN IN COMPLIANCE WITH THE ABOVE SHALL NOT BE RECOGNIZED BY THE COMPANY.

AFTER THE EXPIRATION OF THE REG S COMPLIANCE PERIOD, THE SHARES WILL BE DEEMED “RESTRICTED SECURITIES” UNDER RULE 144 OF THE SECURITIES ACT AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, (B) IN ACCORDANCE WITH RULE 144 OR (C) PURSUANT TO ANOTHER APPLICABLE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT, IN EACH CASE IN COMPLIANCE WITH ALL APPLICABLE SECURITIES LAWS OF THE UNITED STATES AND OTHER RELEVANT JURISDICTIONS. HEDGING TRANSACTIONS MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT.

THE SHARES REPRESENTED HEREBY ARE SUBJECT TO TRANSFER RESTRICTIONS AND VOTING RIGHTS SET FORTH IN THE SCHEME OF ARRANGEMENT DATED [MM/DD/YY], INCLUDING LIMITATIONS ON PUBLIC SALES TO 1/8TH OF TOTAL SHARES PER YEAR FOLLOWING [MM/DD/YY]. A COPY OF SUCH SCHEME OF ARRANGEMENT IS ON FILE WITH THE COMPANY AND AVAILABLE UPON REQUEST.

ANY TRANSFEREE OF ANY OF THE SHARES REPRESENTED HEREBY IN A PRIVATE SALE SHALL BE SUBJECT TO THE RECEIPT BY THE COMPANY OF A LEGAL OPINION FROM LEGAL COUNSEL SATISFACTORY TO THE COMPANY TO THE EFFECT THAT THE PRIVATE SALE COMPLIES WITH APPLICABLE FEDERAL OR STATE SECURITIES LAWS AND THE RESALE CONDITIONS MENTIONED ABOVE.”

Removal of Restrictive Legends

When the transfer restrictions under Regulation S and Rule 144 of the Securities Act and other applicable laws are no longer applicable to the New Shares, and upon request of the holder of the New Shares, the Company will use best endeavours to assist in the process of removing the restrictive legends, as applicable, in order to facilitate trading of the New Shares that are no longer subject to lock up arrangement hereunder.

No Fractional Shares

Notwithstanding anything to the contrary in the M&A, the Company will not issue any fractional New Shares pursuant to the RSA. Any entitlements to New Shares that would otherwise result in the issuance of fractional shares will be rounded down to the nearest whole number, and no cash or other consideration will be paid in lieu of such fractional entitlements.

Terms of the New Perpetual Securities

Terms not defined herein have the meanings set forth in the indenture or the trust deed governing the New Perpetual Securities (the “New Perpetual Securities Indenture”).

Issuer	Xinyuan Real Estate Co., Ltd.
Original Issue Date	Restructuring Effective Date
Principal Amount

The New Perpetual Securities shall comprise one tranche of Perpetual Securities with an aggregate maximum original principal amount calculated by reference to the Reference Date of June 30, 2025, which is equal to 100.00% of the outstanding principal amount of the Scheme Debts held by all Scheme Creditors as of the Record Time, plus all accrued and unpaid interest (including accrued and unpaid paid-in-kind interest) on such Scheme Debts up to (but excluding) the earlier of (i) the Restructuring Effective Date (as defined below) and (ii) the Reference Date, minus the principal amount of the New Senior Notes calculated by reference to the Reference Date of June 30, 2025, and further minus the Aggregate Value[11] of the New Shares equal to the product of number of New Shares and the price of Company’s common stock at US$1.5125 per share.

Maturity Date	Perpetual
Distribution Payments

Distribution payments may be payable semi-annually in arrears on the outstanding principal amount of the New Perpetual Securities at 0.2% p.a., commencing on the date which is six months after the Restructuring Effective Date. The Company will have sole and absolute discretion at all times and for any reason to defer (in whole or in part) any distribution amount on any distribution payment date. Distributions for which payments are originally scheduled to be made but deferred by the Company shall be cumulative and compounding.

Distribution Stopper and Distribution Pusher

If any payment of Distributions is scheduled to be made on a given distribution payment date but is deferred by the Company, the Company shall not: declare or pay any dividends or other distributions in respect of the Junior Obligations (or contribute any moneys to a sinking fund for the payment of any dividends or other distributions in respect of any such Junior Obligations); or declare or pay any dividends or other distributions in respect of Parity Obligations the terms of which provide that making payments of dividends or other distributions in respect thereof are fully at the discretion of the Company (or contribute any moneys to a sinking fund for the payment of any dividends or other distributions in respect of any such Parity Obligations), in each case, until the Distribution scheduled to be paid on any immediately subsequent distribution payment date has been paid in full to the holders of the New Perpetual Securities.

In the event that the Company declares, resolves to declare, or pays any dividends or other distributions in respect of the Junior Obligations (or contributes any moneys to a sinking fund for the payment of any dividends or other distributions in respect of any such Junior Obligations), or declares, resolves to declare, or pays any dividends or other distributions in respect of Parity Obligations the terms of which provide that making payments of dividends or other distributions in respect thereof are fully at the discretion of the Company (or contribute any moneys to a sinking fund for the payment of any dividends or other distributions in respect of any such Parity Obligations), then the Company shall, no later than 180 days from the date of such declaration or payment as above, to pay in full all scheduled and unpaid Distributions (including any deferred and accrued Distributions) then due and payable on the New Perpetual Securities as of such date of payment.

“Junior Obligation” means (i) any ordinary share of the common stock Company and (ii) any class of the Company’s share capital and any instrument or security (including without limitation any preference shares) issued, entered into or guaranteed by the Company which ranks or is expressed to rank, by its terms or by operation of law, junior to the New Perpetual Securities.

“Parity Obligation” means (any security, preference share or other similar obligation issued, entered into or guaranteed by the Company that ranks pari passu with the New Perpetual Securities.

11 Around US$80,000, 000.

Open Market Purchase	Customary clauses will be included in the long-form documentation.
Note Trustee	An administrative party to be appointed by the Company prior to the Restructuring Effective Date who shall be party to relevant Scheme Documents.
Amendments	Customary clauses relating to amendments will be negotiated in respect of the long-form documentation.
Covenants	Customary covenants will be negotiated in respect of the long-form documentation.
Events of Default	None
Transfer Restrictions

The New Perpetual Securities will not be registered under the Securities Act or any securities law of any state or other jurisdiction of the United States, and may not be offered or sold to investors who are U.S. Persons (as defined in Regulation S under the Securities Act) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

Form, Denomination and Registration

Each tranche of the New Perpetual Securities will be issued only in fully registered form and are expected to be initially represented by a Regulation S Global Securities.

The minimum denomination of the New Perpetual Securities will be US$1,000 and integral multiples of US$1 in excess thereof.

Governing Law and Jurisdiction

The New Perpetual Securities will be governed by and will be construed in accordance with Hong Kong Law.

The courts of Hong Kong shall have exclusive jurisdiction to settle any dispute arising out of or in connection with the documents constituting the New Perpetual Securities.

Terms of the New Senior Notes

Terms not defined below will be defined in the indenture governing the New Senior Notes (the “New Senior Notes Indenture”), it being understood and agreed that the terms of the New Senior Notes Indenture other than those expressly specified below are subject to negotiation and may differ from those same terms in the Existing Notes Indentures.

Issuer	(i) A new entity to be set up, formed or created via newly incorporation, spin-off, division or other manners permitted by applicable laws, or (ii) an existing entity that is owned or controlled by the Company as of the date of the RSA and will cease to be controlled by the Company on or prior to the Restructuring Effective Date, which will own substantially all of the Company’s current real estate development business in China (“XIN2”).

Original Issue Date	Restructuring Effective Date

Principal Amount	The New Senior Notes shall comprise one tranche of senior notes with an aggregate maximum original principal amount calculated by reference to the Reference Date of June 30, 2025, which is equal to 100.00% of the outstanding principal amount of the Scheme Debts held by all Scheme Creditors as of the Record Time, plus all accrued and unpaid interest (including accrued and unpaid paid-in-kind interest) on such Scheme Debts up to (but excluding) the earlier of (i) the Restructuring Effective Date (as defined below) and (ii) the Reference Date, minus the principal amount of the New Perpetual Securities calculated by reference to the Reference Date of June 30, 2025, and further minus the Aggregate Value of the New Shares equal to the product of the number of New Shares and the price of Company’s common stock at US$1.5125 per share.

Maturity Date	8-year anniversary of the Restructuring Effective Date

Interest	Interest is payable semi-annually in arrears on the outstanding principal amount of the New Senior Notes at 3.0% p.a., initially payable solely in the form of paid-in-kind interest p.a., commencing on the date which is six months after the Restructuring Effective Date and until but excluding the third anniversary of the Original Issue Date of the New Senior Notes. Commencing on the third anniversary of the Original Issue Date of the New Senior Notes, interest will consist of 1.0% cash interest p.a. and 2.0% paid-in-kind interest p.a.

Mandatory Redemption	Unless previously redeemed in full prior to the relevant redemption date (each, a “Mandatory Redemption Date”), the Notes shall be redeemed by the Company in accordance with the redemption schedule described below, at the redemption price of 100% of the outstanding principal amount of the Notes to be redeemed, plus accrued and unpaid interest on such Notes up to but excluding the relevant Mandatory Redemption Date:

Mandatory Redemption Date	Required Redemption Portion
Fourth Anniversary of the Original Issue Date of the New Senior Notes	5% of the aggregate outstanding principal amount of the New Senior Notes as of the Original Issue Date
Fifth Anniversary of the Original Issue Date of the New Senior Notes	5% of the aggregate outstanding principal amount of the New Senior Notes as of the Original Issue Date
Sixth Anniversary of the Original Issue Date of the New Senior Notes	5% of the aggregate outstanding principal amount of the New Senior Notes as of the Original Issue Date
Seventh Anniversary of the Original Issue Date of the New Senior Notes	5% of the aggregate outstanding principal amount of the New Senior Notes as of the Original Issue Date

Default Interest	2.0% p.a. in addition to the interest payable under the New Senior Notes

Note Trustee	An administrative party to be appointed by the Company prior to the Restructuring Effective Date who shall be party to relevant Scheme Documents.

Optional Redemption	At any time and from time to time during the tenor of the New Senior Notes, the Issuer has the right to redeem such New Senior Notes, in whole or in part, at par plus any accrued and unpaid cash interest on such redeemed New Senior Notes up to but excluding the relevant redemption date.

Open Market Purchase	Customary clauses will be included in the long-form documentation.

Amendments with Consent of Holders	Amendment, modification or waiver provisions will be similar to those in the indenture governing the 2027 Notes. In determining whether the holders of the requisite amount of outstanding New Senior Notes have given any consent or waiver under the New Senior Notes Indenture, the New Senior Notes owned by the Company or any affiliate of the Company or beneficially held for the Company or an affiliate of the Company shall be disregarded and deemed not to be outstanding.
In addition, Section 6.07 (Rights of Holders to Receive Payment) under the New Senior Note Indenture will be similar to the equivalent section under the indentures governing the 2027 Notes, subject only to any amendments, modifications or waivers made or given in accordance with Section 9.02 (Amendments with Consent of Holders).

Covenants	Customary covenants will be included in respect of the long-form documentation.
XIN2 will use its best endeavours to use the distributable cash flows generated by certain project companies owned by XIN2, including the project company owning Wuhan Xinyuan Yu Long Bay Project (武汉鑫苑玉龙湾项目), to repay interest and principal of the New Senior Notes.

Events of Default and Acceleration	Customary events of default and acceleration provisions will be negotiated in respect of the long-form documentation.

Transfer Restrictions	The New Senior Notes will not be registered under the U.S. Securities Act of 1933, as amended (the ‘‘Securities Act’’ ) or any securities law of any state or other jurisdiction of the United States, and may not be offered or sold within the United States (as defined in Regulation S under the Securities Act) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

Form, Denomination and Registration	Each tranche of the New Senior Notes will be issued only in fully registered form and are expected to be initially represented by a Regulation S Global Note. The minimum denomination of the New Senior Notes will be US$1,000 and integral multiples of US$1 in excess thereof.

Governing Law and Jurisdiction	The New Senior Notes and the New Senior Notes Indenture will be governed by and will be construed in accordance with the laws of the state of New York. The United States federal or New York state court sitting in the Borough of Manhattan, The City of New York shall have non-exclusive jurisdiction to settle any dispute arising out of or in connection with the indenture constituting the New Senior Notes.

Support for the Scheme Plan

Support	Subject to the Limitations (defined below) and the terms of the RSA as at the date of this Term Sheet, each Party intends to:
(a)	negotiate with each other Party in good faith, with the view to agreeing and finalizing the long form documentation in respect of the Scheme Plan in a timely manner and consistently with this Term Sheet;
(b)	assist, cooperate and take all steps as may be necessary or desirable to implement or consummate the Scheme Plan in a timely manner and consistently with this Term Sheet;
(c)	not take, encourage, assist, or support (or procure that any other person takes, encourages, assists, or supports) any action which would, or would reasonably be expected to, breach or be inconsistent with this Term Sheet taken as a whole, or delay, impede, or prevent the implementation or consummation of the Scheme Plan; and
(d)	in the case of each Party (other than the Company) , provide commercially reasonable assistance to the Company and any member of the Group in defending against any adverse action taken by another creditor which may delay, impede, or prevent the implementation or consummation of the Scheme Plan, including: (i) confirming that it currently it does not object to the Scheme Plan ; and (ii) (at the Company’s cost) preparing and filing any submission or appearing at any court proceeding which is reasonably requested by any member of the Group and is necessary or desirable to support, facilitate, implement, consummate, or otherwise give effect to the Scheme Plan.
For the avoidance of doubt, as noted at the beginning of this Term Sheet, this Term Sheet remains subject to contract, and does not purport in any way to waive, compromise or otherwise affect any rights or remedies of the Scheme Creditors under or in connection with their Scheme Debts.

Limitations	Nothing in this Term Sheet shall:
(a)	require any Party (or any of them, and / or their respective managers’ or investment advisers’ respective affiliates or funds) to take any action which would breach any legal or regulatory requirement or any order or direction of any relevant court or governmental body, and which impediment cannot be avoided or removed by taking reasonable steps;
(b)	restrict, or attempt to restrict, any officer of any member of the Group from complying with any legal or fiduciary duty or obligation to commence insolvency proceedings in respect of that entity;
(c)	require the Company, any member of the Group, or any other Party (or any of their respective managers, investment advisers, affiliates or funds and / or any affiliates or funds of their respective managers or investment advisers) to make any payment or take any action that would result in it incurring any out-of-pocket expense or other financial obligation, or to incur any liability to any person other than as expressly set out in this Term Sheet; or
(d)	require any Party (or any of their respective managers, investment advisers, affiliates or funds and / or any affiliates or funds of their respective managers or investment advisers) to make any additional equity or debt financing available to any member of the Group;
(e)	(subject to the terms of the RSA, once executed) prevent or restrict any Initial Consenting Creditors from selling or transferring all or part of their Scheme

Debts. (each a ‘‘Limitation” and together the ‘‘Limitations” ) .

Others

Variations	Any term of this Term Sheet may be amended, varied or waived in writing by: (a) the Company and (b) all the Initial Consenting Creditors at the relevant time.

Governing Law and Jurisdiction	This Term Sheet will be governed by and construed in accordance with Hong Kong law.
The courts of Hong Kong are to have exclusive jurisdiction to settle any disputes that may arise out of or in connection with this Term Sheet.

SCHEDULE 6

NOTICE DETAILS

The addresses for service of notice for purposes of Clause 12 are:

(a)	in the case of the Company and other Obligors:

Address:	27/F China Central Place, Tower II, 79 Jianguo Road, Chaoyang District 100025 Beijing, China
For the attention of:	Scheme Working Team
E-mail:	yuanquan.qiu@xyre.com heming.wang@xyre.com sheng.zhang@xyreusa.com

(b)	in the case of each Initial Consenting Creditor, such address for service of notice as set out in its signature page.

SCHEDULE 7

REQUIRED TRANSFER DOCUMENTS

Submissions are required via the Transaction Website. The following transfer documents are required for Clauses 6.7 and 6.11 of this Agreement:-

Transferor is a Consenting Creditor	Transferor is not a Consenting Creditor	Transferee is a Consenting Creditor	Transferee is not a Consenting Creditor
1. Updated Restricted Debts Notice 2. Transfer Notice	Not Applicable	1. Updated Restricted Debts Notice 2. Transfer Notice	1. Accession Letter and Restricted Debts Notice 2. Transfer Notice

SIGNATURE PAGES

Company

Signed for and on behalf of

XINYUAN REAL ESTATE CO., LTD.

Name: Yong Zhang
Title: Chairman of the Board

Xinyuan International

Signed for and on behalf of

XINYUAN INTERNATIONAL PROPERTY INVESTMENT CO., LTD.

Name: Yong Zhang
Title: Director

Xinyuan International (HK)

Signed for and on behalf of

XINYUAN INTERNATIONAL (HK) PROPERTY INVESTMENT CO., LIMITED

Name: Yong Zhang
Title: Director

Victory Good

Signed for and on behalf of

VICTORY GOOD DEVELOPMENT LIMITED

Name: Yong Zhang
Title: Director

South Glory

Signed for and on behalf of

SOUTH GLORY INTERNATIONAL LIMITED

Name: Yong Zhang
Title: Director

Elite Quest

Signed for and on behalf of

ELITE QUEST HOLDINGS LIMITED

Name: Yong Zhang
Title: Director

Subsidiary Guarantor Pledgor

Signed for and on behalf of

XINYUAN REAL ESTATE, LTD.

Name: Yong Zhang
Title: Director

Initial Consenting Creditor

Signed for and on behalf of

[*]

Name:
Title:

Address for service of notice for purposes of Clause 12:

Address:	[*]
For the attention of:	[*]
E-mail:	[*]

Details of Existing Indebtedness held by the above signed Initial Consenting Creditor as of the date of this Agreement:

Description of the relevant notes	ISIN	Principal amount of the Existing Indebtedness held beneficially/being owed to it (as principal) as at the date of this Agreement
[*]	[*]	[*]

Information Agent

Signed for and on behalf of

D.F. KING LTD

Name:
Title:

Exhibit B

6-K filed on April 25, 2025, May 2, 2025, May 27, 2025 and June 16, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

FOR THE MONTH OF April 2025

COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II
79 Jianguo Road, Chaoyang District
Beijing 100025
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Notes Restructuring Transaction

Xinyuan Real Estate Co., Ltd. (the “Company”) is in discussions with various holders of its outstanding dollar bonds (the “Notes”) regarding a potential restructuring of the Notes. As of April 25, 2025, the Company has reached agreement on key terms for signing Restructuring Support Agreement in support of such restructuring transaction with bond holders representing cumulatively over 30% of the principal value of the Company’s Notes.

The Company is in ongoing discussions with additional holders of the Notes and is pursuing further restructuring support from such holders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XINYUAN REAL ESTATE CO., LTD.
(Registrant)

Date: April 25, 2025	By:	/s/ Yong Zhang
		Name:	Yong Zhang
		Title:	Chief Executive Officer

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

FOR THE MONTH OF May 2025

COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II
79 Jianguo Road, Chaoyang District
Beijing 100025
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Pursuant to an indenture, dated August 18, 2023, as amended by the supplemental indentures (the “September 2027 Indenture”), XINYUAN REAL ESTATE CO., LTD. (the “Company”) has decided not to pay any interest accrued and payable for the 3.0% senior notes due 2027 under the September 2027 Indenture (the “September 2027 Senior Notes”) for the interest period up to (and excluding) March 30, 2025, with grace period ending on April 30, 2025.

The Company has been in discussions with various holders of its outstanding dollar bonds, including the notes under the September 2027 Indenture (together, the “Relevant Notes”), regarding a potential restructuring of the Relevant Notes. As of May 2, 2025, the Company has reached agreement on key terms for signing the Restructuring Support Agreement in support of such restructuring transaction with bond holders representing in aggregate over approximately 45% of the principal value of the Company’s Relevant Notes.

The Company is in ongoing discussions with additional holders of the Relevant Notes and is pursuing further restructuring support from such holders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XINYUAN REAL ESTATE CO., LTD.
(Registrant)

Date: May 2, 2025	By:	/s/ Yong Zhang
		Name:	Yong Zhang
		Title:	Chief Executive Officer

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

FOR THE MONTH OF May 2025

COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II
79 Jianguo Road, Chaoyang District
Beijing 100025
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Xinyuan Real Estate Co., Ltd.

Announcement Regarding Proposed Business Restructuring and Spin-off Plan; Invitation to Accede to Restructuring Support Agreement (RSA)

1.	Executive Summary

Xinyuan Real Estate Co., Ltd. (NYSE: XIN) (“Xinyuan” or the “Company”) is pleased to announce that it is pursuing two strategic initiatives:

(i)	a proposed spin-off of its PRC real estate development operations (the “Spin-off”) and

(ii)	a proposed offshore debt restructuring (the “Restructuring”) by way of a scheme of arrangement under the laws of the Cayman Islands (the “Scheme”).

The Company believes these initiatives will collectively, unlock long-term value for stakeholders, enhance transparency, and strategically realign its business structure.

As of the date hereof, note holders representing approximately 25% in aggregate principal amount of the Scheme Notes (as defined below) have expressed support for the Restructuring by signing and acceding to the Restructuring Support Agreement (the “RSA”). In addition, the Company has further reached agreement on key terms for signing and acceding to the RSA in support of the Restructuring with other note holders representing in aggregate of approximately 30% in principal amount of the Scheme Notes. The Company views this as a significant milestone.

2.	Proposed Spin-off

In addition to the Restructuring, the Board has given preliminary approval to spin off the Company’s PRC real property development business into a standalone entity under an existing Cayman Islands subsidiary of the Company (the “Xin SpinCo”).

The Company believes the Spin-off will support the following strategic objectives of the Company:

•	To significantly reduce liabilities through a clean transfer of PRC real estate development operations, resulting in a marked improvement of the Company’s asset-liability ratio;

•	To protect and enhance the security of the Company’s assets, including its overseas businesses and property management business;

•	To enable the Company to refocus on its international operations, asset-light management business, and investment and financial services capabilities; and

•	To enable a professional and specialized operational structure under Xin SpinCo, which may later seek independent financing and development opportunities.

Key Transaction Terms:

•	The Spin-off will be accomplished through a distribution of shares in Xin SpinCo by the Company to the Company’s shareholders on a pro rata basis;

•	Xin SpinCo: a wholly owned subsidiary of the Company incorporated in the Cayman Islands which, upon completion of the Spin-off, will be a separate SEC-reporting company owned by shareholders of the Company who received shares of Xin SpinCo in the Spin-off;

•	Asset Transfer: Xin SpinCo will hold equity interests, land bank, and development rights of the Company’s real estate development operations in the PRC;

•	Transaction Efficiency: Prior to the Spin-off, Xin SpinCo is a special purpose vehicle to ensure legal and regulatory efficiency;

•	Post-Spin-off Ownership: The Company’s existing shareholders will hold shares of Xin SpinCo on a pro rata basis through an in-kind dividend declared by the Company; and

•	Timing: Expected to complete on or prior to December 15, 2025, subject to relevant approvals.

3.	Proposed Restructuring

In parallel, the Company is pursuing a consensual offshore debt restructuring through a Scheme of Arrangement pursuant to section 86 of the Cayman Islands Companies Act (2025 Revision). Upon completion of the Restructuring, the Company will have fully discharged its liabilities under the Scheme Notes, enhancing financial certainty.

Notes to be Restructured (collectively, the “Scheme Notes”):

•	14.5% senior notes due 2023 (ISIN: XS2176792658)

•	14.2% senior notes due 2023 (ISIN: XS2394748706)

•	14.0% senior notes due 2024 (ISIN: XS2290806954)

•	3.0% senior notes due 2027 (ISIN: XS2639416754)

Scheme Consideration:
Subject to the terms and conditions of the RSA, each Scheme Creditor (as defined in the RSA) will receive a combination of:

•	New Shares (to be issued by the Company);

•	New Perpetual Securities (to be issued by the Company); and

•	New Senior Notes (to be issued by the Xin SpinCo).

Creditors may elect their preferred combination, subject to cap and pro rata adjustments. As of the Restructuring Effective Date (as defined in the RSA), the Scheme Notes and related guarantees will be fully cancelled and released.

RSA Fee:

Consenting creditors who meet the requirements and conditions as set out in the RSA may be entitled to receive an RSA Fee (the “RSA Fee”). Details of such entitlement and conditions are outlined in the RSA.

Target Milestones:

•	Target Scheme Meeting Date: On or about October 31, 2025; and

•	Target Restructuring Effective Date: On or about December 15, 2025 (subject to the terms of the RSA and sanctions of the court of the Cayman Islands).

4.	Recent Progress and Milestones

•	The Board has preliminarily approved the Spin-off in principle and authorized the management to initiate related work;

•	Detailed financial and operational planning is in progress for the proposed Spin-off of the Xin SpinCo;

•	The RSA has been finalized with the initial consenting creditors; and

•	Approximately 25% of creditors (by principal amount of Scheme Notes held) have expressed support for the Restructuring by signing and acceding to the RSA.

5.	Invitation to Accede

In the interests of all parties involved in the proposed Restructuring, the Company sincerely invites all remaining holders of the outstanding Notes who have not yet acceded to the RSA to review the terms of the RSA and consider acceding to it as soon as practicable.

Holders of the Notes may accede to the RSA by submitting to D.F. KING LTD, in its capacity as the information agent in connection with the Restructuring under the RSA (the “Information Agent”), via the accession portal at https://clients.dfkingltd.com/xinyuan, a duly completed and executed Accession Letter along with valid evidence of beneficial holding.

The Information Agent will also be available to respond to any queries regarding the accession process (contact details will be provided in the RSA).

Safe Harbor Statement

This announcement contains forward-looking statements that are subject to risks and uncertainties, including those relating to the Restructuring, the contemplated Spin-off, and the expected timeline or outcomes thereof. These forward-looking statements are based on current expectations and assumptions, which may change. Actual results may differ materially from those expressed or implied. The Company undertakes no obligation to update or revise any forward-looking statements, except as required by law.

The issuance of shares and notes in connection with the Restructuring is being conducted through offshore transactions outside of the United States to non-U.S. persons (as defined in Regulation S under the Securities Act of 1933, as amended (the “Securities Act”)). No offer or sale of securities in the Restructuring is being made to U.S. persons.

The securities being distributed in the Spin-off and those offered and sold in the Restructuring have not been, and will not be, registered under the Securities Act or any state securities laws. The securities are being offered and sold pursuant to exemptions from the registration requirements of the Securities Act. Accordingly, the securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Stakeholders are advised to closely monitor future announcements issued by the Company regarding further progress of the Spin-off and the Scheme.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XINYUAN REAL ESTATE CO., LTD.
(Registrant)

Date: May 27, 2025	By:	/s/ Yong Zhang
		Name:	Yong Zhang
		Title:	Chief Executive Officer

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

FOR THE MONTH OF June 2025

COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II
79 Jianguo Road, Chaoyang District
Beijing 100025
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Cayman Restructuring Progress Update

Xinyuan Real Estate Co., Ltd. (NYSE: XIN) (the “Company”) is pursuing a consensual offshore debt restructuring to restructure its certain US dollar-denominated notes1 through a Scheme of Arrangement pursuant to section 86 of the Cayman Islands Companies Act (2025 Revision) (the “Restructuring”). Upon completion of the Restructuring, the Company will have fully discharged its liabilities under the Scheme Notes, enhancing financial certainty.

As of the date hereof, note holders representing approximately 33% in aggregate principal amount of the Scheme Notes have expressed support for the Restructuring by signing and acceding to the Restructuring Support Agreement (the “RSA”).

The Company hereby announces it will extend the RSA fee deadline to June 30th, 2025. Consenting creditors who meet the requirements and conditions as set out in the RSA may be entitled to receive an RSA Fee (the “RSA Fee”). Details of such entitlement and conditions are outlined in the RSA.

Invitation to Accede

In the interests of all parties involved in the proposed Restructuring, the Company sincerely invites all remaining holders of the outstanding Notes who have not yet acceded to the RSA to review the terms of the RSA and consider acceding to it as soon as practicable.

Holders of the Notes may accede to the RSA by submitting to D.F. KING LTD, in its capacity as the information agent in connection with the Restructuring under the RSA (the “Information Agent”), via the accession portal at https://clients.dfkingltd.com/xinyuan, a duly completed and executed Accession Letter along with valid evidence of beneficial holding.

The Information Agent will also be available to respond to any queries regarding the accession process (contact details will be provided in the RSA).

1 (collectively, the “Scheme Notes”), including 14.5% senior notes due 2023 (ISIN: XS2176792658), 14.2% senior notes due 2023 (ISIN: XS2394748706), 14.0% senior notes due 2024 (ISIN: XS2290806954) and 3.0% senior notes due 2027 (ISIN: XS2639416754)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XINYUAN REAL ESTATE CO., LTD.
(Registrant)

Date: June 16, 2025	By:	/s/ Yong Zhang
		Name:	Yong Zhang
		Title:	Chief Executive Officer